As filed with the Securities and Exchange Commission on February 2, 2024

1933 Act File No. 333-276185

1940 Act File No. 811-03763

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 2
to

Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.	Exact name of Trust: Guggenheim Defined Portfolios, Series 2382
B.	Name of Depositor: Guggenheim Funds Distributors, LLC
C.	Complete address of Depositor’s principal executive offices:

227 West Monroe Street

Chicago, Illinois 60606

D.	Name and complete address of agents for service:

Guggenheim Funds Distributors, LLC

Attention: Amy Lee, Esq.

Vice President and Secretary

227 West Monroe Street

Chicago, Illinois 60606

Chapman and Cutler LLP

Attention: Eric F. Fess, Esq.

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

It is proposed that this filing will become effective (check appropriate box)

[ ]	immediately upon filing pursuant to paragraph (b)
[ ]	on (date) pursuant to paragraph (b)
[ ]	60 days after filing pursuant to paragraph (a)(1)
[ ]	on (date) pursuant to paragraph (a)(1) of rule 485
E.	Title of securities being registered: Units of fractional undivided beneficial interest.
F.	Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.
[ X ]	Check box if it is proposed that this filing will become effective on February 2, 2024 upon filing pursuant to Rule 487.

Guggenheim Defined Portfolios, Series 2382

Diversified Income Wave Portfolio, Series 92

Energy Innovation Portfolio, Series 5

National Municipal Portfolio of CEFs, Series 61

New York Municipal Portfolio of CEFs, Series 42

REIT Portfolio, Series 30

US Low Volatility Strategy Portfolio, Series 46

PROSPECTUS PART A DATED FEBRUARY 2, 2024

Portfolios containing securities selected by Guggenheim Funds
Distributors, LLC and, for US Low Volatility Strategy
Portfolio, Series 46, with the assistance of Guggenheim
Partners Investment Management, LLC

An investment can be made in the underlying closed-end funds held by the
Diversified Income Wave Portfolio, Series 92, National Municipal Portfolio of CEFs, Series 61 and
New York Municipal Portfolio of CEFs, Series 42 directly rather than through the trusts.
These direct investments can be made without paying the sales charge, operating expenses and organizational costs of the trusts.

The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.
Any representation to the contrary is a criminal offense.

INVESTMENT SUMMARY

Overview

Guggenheim Defined Portfolios, Series 2382 is a unit investment trust that consists of the Diversified Income Wave Portfolio, Series 92 (the “Diversified Income Wave Trust”), the Energy Innovation Portfolio, Series 5 (the “Energy Innovation Trust”), the National Municipal Portfolio of CEFs, Series 61 (the “National Municipal Trust”), the New York Municipal Portfolio of CEFs, Series 42 (the “New York Municipal Trust”) the REIT Portfolio, Series 30 (the “REIT Trust”), and the US Low Volatility Strategy Portfolio, Series 46 (the “US Low Volatility Trust”) (collectively referred to as the “trusts” and individually referred to as a “trust”). Guggenheim Funds Distributors, LLC (“Guggenheim Funds” or the “sponsor”) serves as the sponsor of the trusts.

The Diversified Income Wave Trust and the US Low Volatility Trust are scheduled to terminate in approximately 15 months and the Energy Innovation Trust, the National Municipal Trust, the New York Municipal Trust and the REIT Trust are scheduled to terminate in approximately two years.

DIVERSIFIED INCOME WAVE PORTFOLIO, SERIES 92

Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

Investment Objective

The Diversified Income Wave Trust seeks to provide current income and the potential for capital appreciation by investing in common shares of closed-end investment companies (“Closed-End Funds”).

Principal Investment Strategy

The trust invests in a diversified portfolio of Closed-End Funds containing securities of different asset classes. These asset classes may include, but are not limited to:

•	high-yield or “junk” bonds;
•	convertible bonds;
•	preferred securities;
•	real estate investment trusts (“REITs”);
•	corporate bonds;
•	government bonds;
•	international bonds; and
•	equities.

As of the date of deposit, the trust will hold a significant amount of its assets in Closed-End Funds that are principally invested in high yield securities, common stocks and non-U.S. securities.

Security Selection

The sponsor has selected Closed-End Funds for the portfolio believed to have the best potential to achieve the trust’s investment objective. The Closed-End Funds’ portfolios consist primarily of income-producing securities, including: high-yield or “junk” bonds, convertible bonds, preferred securities, REITs, corporate bonds, government bonds, international bonds and equities.

2 Investment Summary

When selecting Closed-End Funds for inclusion in the portfolio the sponsor primarily considers current distribution rates and favors funds that have a history of paying a consistent and competitive dividend. The sponsor also considers secondary factors which include, but are not limited to:

•	Investment Objective. The sponsor favors funds that have a clear investment objective in line with the trust’s objective and, based upon a review of publicly available information, appear to be maintaining it.
•	Performance. The sponsor favors funds that have a history of strong relative performance (based on market price and net asset value) when compared to their peers and an applicable benchmark.
•	Premium/Discount. The sponsor favors funds that are trading at a discount relative to their peers and relative to their long-term average.
•	Portfolio Diversification. The sponsor favors a trust of funds that are diversified across multiple sectors.

Future Trusts

The sponsor may create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately three months after the trust’s initial date of deposit (the “Inception Date”) and upon the trust’s termination. Each trust is designed to be part of a longer term strategy.

Essential Information
(as of the Inception Date)

Inception Date	February 2, 2024
Unit Price	$10.00
Termination Date	May 5, 2025
Distribution Date	25th day of each month
(commencing February 25, 2024, if any)
Record Date	15th day of each month
(commencing February 15, 2024, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts	40177W748
Fee Account Cash	40177W763

Reinvested Distributions
Standard Accounts	40177W755
Fee Account Reinvest	40177W771

Ticker	CFWABX

Portfolio Diversification

Security	Approximate
Type	Portfolio Percentage
Closed-End Funds	100.00%
Total	100.00%

Minimum Investment
All accounts	1 unit

Principal Risks

As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust’s investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation,

Investment Summary 3

the financial condition of the securities’ issuer or even perceptions of the issuer. Changes in legal, political, regulatory, tax and economic conditions may cause fluctuations in markets and securities prices, which could negatively impact the value of the trust. Additionally, events such as war, terrorism, natural and environmental disasters and the spread of infectious illnesses or other public health emergencies may adversely affect the economy, various markets and issuers. An outbreak of a novel form of coronavirus disease (“COVID-19”) was first detected in December 2019 and rapidly spread around the globe leading the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020 and resulting in major disruptions to economies and markets around the world. The complete economic impacts of COVID-19 are not yet fully known. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the trust and the trust's ability to achieve its investment objectives. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

•	Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that share prices of the securities in the trust will not decline and that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.
•	The trust includes Closed-End Funds. Closed-End Funds are actively managed investment companies that invest in various types of securities. Closed-End Funds issue common shares that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management’s ability to meet the Closed-End Fund’s investment objective and to manage the Closed-End Fund’s portfolio during periods of market turmoil and as investors’ perceptions regarding Closed-End Funds or their underlying investments change. Closed-End Funds are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. Closed-End Funds may also employ the use of leverage which increases risk and volatility.
•	The Closed-End Funds are subject to annual fees and expenses, including a management fee. Unitholders of the trust will bear these fees in addition to the fees and expenses of the trust. See “Fees and Expenses” for additional information.
•	The value of the fixed-income securities in the Closed-End Funds will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes. The trust may be subject to greater risk of rising interest rates than would normally be the case due to the current economic environment and the effect of potential government

4 Investment Summary

fiscal policy initiatives and resulting market reaction to those initiatives.

•	A Closed-End Fund or an issuer of securities held by a Closed-End Fund may be unwilling or unable to make principal payments and/or to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. Issuers may suspend dividends during the life of the trust. This may result in a reduction in the value of your units.
•	Economic conditions may lead to limited liquidity and greater volatility. The markets for fixed-income securities, such as those held by certain Closed-End Funds, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by a Closed-End Fund uncertain and/or result in sudden and significant valuation increases or declines in its holdings.
•	The financial condition of a Closed-End Fund or an issuer of securities held by a Closed-End Fund may worsen, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.
•	Certain Closed-End Funds held by the trust invest in securities that are rated below investment-grade and are considered to be “junk” securities. Below investment-grade obligations are considered to be primarily speculative with respect to the issuer’s ability to make principal and interest payments and may be more volatile than higher rated securities of similar maturity. Additionally, they are subject to greater market, credit and liquidity risks than investment-grade securities. Accordingly, the risk of non-payment or default is higher than with investment-grade securities. In addition, such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal in falling rate environments.
•	Certain Closed-End Funds held by the trust may invest in securities that are rated as investment-grade by only one rating agency. As a result, such split-rated securities may have more speculative characteristics and are subject to a greater risk of default than securities rated as investment-grade by more than one rating agency.
•	Certain Closed-End Funds held by the trust invest in foreign securities. Investment in foreign securities presents additional risk. Foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets,

Investment Summary 5

excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

•	Certain Closed-End Funds held by the trust invest in common stocks. Common stocks represent a proportional share of ownership in a company. Common stock prices fluctuate for several reasons including changes in investors’ perceptions of the financial condition of an issuer, changes in the general condition of the relevant stock market, such as the market volatility recently exhibited, or when political or economic events affect the issuers. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.
•	Certain Closed-End Funds held by the trust may invest in securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.
•	The trust may be susceptible to potential risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the sponsor of the trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. In addition, cybersecurity breaches of the trust’s third-party service providers, or issuers in which the trust invests, can also subject the trust to many of the same risks associated with direct cybersecurity breaches.
•	The trust is subject to risks arising from various operational factors and their service providers. Operational factors include, but not limited to, human error, processing and communication errors, errors of the trust’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Additionally, the trust may be subject to the risk that a service provider may not be willing or able to perform their duties as required or contemplated by their agreements with the trust. Although the trust seeks to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.
•	Inflation may lead to a decrease in the value of assets or income from investments.
•	The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security’s outlook, market value or yield may have changed.

6 Investment Summary

See “Investment Risks” in Part A of the prospectus and “Risk Factors” in Part B of the prospectus for additional information.

Who Should Invest

You should consider this investment if:

•	You want current income and asset class diversification;
•	The trust represents only a portion of your overall investment portfolio; and
•	The trust is part of a longer term investment strategy that may include investment in subsequent trusts, if available.

You should not consider this investment if:

•	You are unwilling to accept the risks involved with owning Closed-End Funds;
•	You are uncomfortable with the risks of an unmanaged investment in securities;
•	You are seeking capital preservation as a primary investment objective; or
•	You are seeking a short-term investment or an investment to be used as a trading vehicle.

Fees and Expenses

The amounts below are estimates of the direct and indirect fees and expenses that you may incur based on a $10 unit price. Actual expenses may vary.

	Percentage
	of Public
	Offering	Amount Per
Investor Fees	Price (4)	100 Units
Initial sales fee
paid on purchase (1)	0.00%	$ 0.00
Deferred sales fee (2)	1.35	13.50
Creation and
development fee (3)	0.50	5.00
Maximum sales fees
(including creation
and development fee)	1.85%	$18.50
Estimated organization costs
(amount per 100 units as a
percentage of the public
offering price)	0.6732%	$6.732

	Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price (4)	100 Units
Trustee’s fee	0.1050%	$ 1.050
Sponsor’s supervisory fee	0.0300	0.300
Evaluator’s fee	0.0350	0.350
Bookkeeping and
administrative fee	0.0350	0.350
Estimated other trust
operating expenses (5)	0.0388	0.388
Estimated Closed-End
Fund expenses (6)	3.1300	31.300
Total	3.3738%	$33.738

(1)	The initial sales fee provided above is based on the unit price on the Inception Date. The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is equal to the difference between the maximum sales charge and the sum of any remaining deferred sales charge and creation and development fee (“C&D Fee”). The percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. When the Public Offering Price per unit equals $10, there is no initial sales charge. If the price you pay for your units exceeds $10 per unit, you will pay an initial sales charge. Despite the variability of the initial sales fee, each unitholder is obligated to pay the entire applicable maximum sales fee.

Investment Summary 7

(2)	The deferred sales charge is a fixed dollar amount equal to $0.135 per unit and is deducted in monthly installments of $0.045 per unit on the last business day of June 2024 through August 2024. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 1.35% of the Public Offering Price unit. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 1.35% of the Public Offering Price. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments.
(3)	The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. Units purchased after the close of the initial offering period do not pay the C&D Fee. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 1.85% of a unitholder’s initial investment.
(4)	Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.
(5)	The estimated trust operating expenses are based upon an estimated trust size. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.
(6)	Although not an actual trust operating expense, the trust, and therefore the unitholders of the trust, will indirectly bear similar operating expenses of the Closed-End Funds held by the trust in the estimated amount provided above. Estimated Closed-End Fund expenses are based upon the net asset value of the number of Closed-End Fund shares held by the trust per unit multiplied by the Annual Operating Expenses of the Closed-End Funds for the most recent fiscal year. Unitholders will therefore indirectly pay higher expenses than if the underlying Closed-End Funds were held directly. Please note that the sponsor or an affiliate may be engaged as a service provider to certain Closed-End Funds held by your trust and therefore certain fees paid by your trust to such Closed-End Funds will be paid to the sponsor or an affiliate for its services to such Closed-End Funds.

Example

This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year with the maximum sales fees, the trust’s operating expenses do not change and the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year	$ 595
3 years	1,763
5 years	2,902
10 years	5,628

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

See “Expenses of the Trust” in Part B of the prospectus for additional information.

8 Investment Summary

Trust Portfolio

Guggenheim Defined Portfolios, Series 2382
Diversified Income Wave Portfolio, Series 92
The Trust Portfolio as of the Inception Date, February 2, 2024

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	CLOSED-END FUNDS (100.00%)
ASGI	abrdn Global Infrastructure Income Fund	3.00%	256	$ 17.5700	$ 4,498
ACP	abrdn Income Credit Strategies Fund	3.00	657	6.8500	4,500
AVK	Advent Convertible and Income Fund	3.00	379	11.8800	4,503
AIF	Apollo Tactical Income Fund, Inc.	3.00	312	14.4200	4,499
BTZ	BlackRock Credit Allocation Income Trust	3.00	405	11.1200	4,504
BWG	BrandywineGLOBAL Global Income
	Opportunities Fund, Inc.	3.00	529	8.5100	4,502
RA	Brookfield Real Assets Income Fund, Inc.	2.00	228	13.1500	2,998
CPZ	Calamos Long/Short Equity & Dynamic Income Trust	3.00	297	15.1600	4,503
EVV	Eaton Vance Limited Duration Income Fund	3.00	456	9.8600	4,496
ETV	Eaton Vance Tax-Managed Buy-Write
	Opportunities Fund	4.00	481	12.4700	5,998
ETW	Eaton Vance Tax-Managed Global Buy-Write
	Opportunities Fund	3.00	573	7.8600	4,504
FPF	First Trust Intermediate Duration Preferred &
	Income Fund	3.00	259	17.4000	4,507
HEQ	John Hancock Hedged Equity & Income Fund	3.00	446	10.1000	4,505
HPI	John Hancock Preferred Income Fund	3.00	282	15.9400	4,495
PDT	John Hancock Premium Dividend Fund	3.00	410	10.9700	4,498
KYN	Kayne Anderson Energy Infrastructure Fund	3.00	511	8.8000	4,497
KIO	KKR Income Opportunities Fund	2.00	231	12.9700	2,996
USA	Liberty All-Star Equity Fund	3.00	676	6.6600	4,502
MCN	Madison Covered Call & Equity Strategy Fund	2.50	526	7.1300	3,750
NHS	Neuberger Berman High Yield Strategies Fund Inc	3.00	557	8.0800	4,501
JCE	Nuveen Core Equity Alpha Fund	3.00	338	13.3300	4,506
NPCT	Nuveen Core Plus Impact Fund	3.00	427	10.5300	4,496
JQC	Nuveen Credit Strategies Income Fund	3.00	829	5.4300	4,501
GHY	PGIM Global High Yield Fund, Inc.	2.00	261	11.4900	2,999
PCN	PIMCO Corporate & Income Strategy Fund	3.00	334	13.4600	4,496
PDI	PIMCO Dynamic Income Fund	3.00	233	19.3300	4,504
PDO	PIMCO Dynamic Income Opportunities Fund	4.00	457	13.1300	6,000
PHK	PIMCO High Income Fund	4.00	1,212	4.9500	5,999
TEI	Templeton Emerging Markets Income Fund	3.00	864	5.2100	4,501
TYG	Tortoise Energy Infrastructure Corporation	3.00	153	29.4100	4,500
VGI	Virtus Global Multi-Sector Income Fund	1.50	290	7.7700	2,253
IGD	Voya Global Equity Dividend and Premium
	Opportunity Fund	3.00	889	5.0600	4,498

Investment Summary 9

Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 2382
Diversified Income Wave Portfolio, Series 92
The Trust Portfolio as of the Inception Date, February 2, 2024

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	CLOSED-END FUNDS (continued)
WDI	Western Asset Diversified Income Fund	3.00%	313	$ 14.3700	$ 4,498
EMD	Western Asset Emerging Markets Debt Fund, Inc.	3.00	491	9.1700	4,502
					$ 150,009

(1)	All securities are represented entirely by contracts to purchase securities, which were entered into by the trust on the trust’s inception date. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.
(2)	Valuation of securities was performed as of the Evaluation Time on February 1, 2024. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sale price using the market value per share. For foreign securities traded on a foreign exchange, if any, securities are generally valued at the closing sale price on the applicable exchange converted into U.S. dollars. The trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

10 Investment Summary

ENERGY INNOVATION PORTFOLIO, SERIES 5

Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

Investment Objective

The Energy Innovation Trust seeks to maximize total return through capital appreciation.

Principal Investment Strategy

Under normal circumstances, the trust will invest at least 80% of the value of its assets in innovative energy companies, as described below. Innovative companies are those that create new technologies or novel product solutions, which may create new growth opportunities. An innovative energy company is a company that derives at least 50% of its revenues or profits from evolving technologies in one or more the following areas: renewable energy; alternative fuels; natural gas & hydrogen; next generation hydrocarbons; emission control technologies; energy storage, maintenance & transmission; or electric vehicles infrastructure. The trust will seek to invest in innovative energy companies that may be positioned to benefit from evolving technologies related to the production, storage and consumption of energy and may have the ability to improve productivity, improve efficiency, reduce carbon emissions or generate non-traditional sources of energy. Innovative energy companies can come from a variety of GICS sectors both within and outside of the traditional oil & gas space.

The trust will invest in U.S.-listed common stocks, which may include the common stocks of U.S. and non-U.S. companies. The foreign securities that may be held by the trust may include American Depositary Receipts (“ADRs”). The trust may invest in securities of companies of any market capitalization. As a result of this strategy, the trust is concentrated in the energy and industrials sectors and invests significantly in the utilities sector.

As of the date of deposit, this trust will hold a significant amount of its assets in common stocks of U.S. and non-U.S. companies of small-, mid-and large-capitalizations.

Security Selection

The sponsor selects securities of U.S.-traded companies that it believes are contributing to innovations with the way energy is produced, stored, and/or consumed. The sponsor begins with a universe of securities consisting of all equities traded on a U.S. exchange. From that universe, the sponsor identifies approximately 75-125 securities of companies that derive a large portion of their revenues or profits from the energy innovation space or will be increasing their exposure to this space in the coming years. The sponsor selects these innovative companies by favoring companies that:

•	Are engaged in evolving practices for how energy is produced, stored and/or consumed.
•	Earn returns on invested capital (ROIC) that is greater than their weighted average cost of capital (WACC). ROIC is calculated as a company’s net operating profit after taxes divided by total capital. WACC is the rate of return that the providers of a company’s capital require, weighted according to the proportion each element bears to the total pool of capital. Both ROIC and WACC will generally be measured for one year or more.

Investment Summary 11

•	Invest in research and development and have capital expenditures to grow their product lines and production capacities.
•	Grow their businesses organically from creating new products and services, rather than through acquisition.

The sponsor then reduces the universe of securities and selects the portfolio by following a disciplined process based on, but not limited to, the following factors:

•	Valuation. The sponsor may screen for reasonably valued companies based on measures such as price-to-earnings, price-to-book and price-to-cash flow.
•	Growth. The sponsor may screen for companies with a history of better than average growth of revenues, earnings and dividends (if applicable).
•	Profitability. The sponsor may screen for companies with a history of consistent and high profitability as measured by return-on-assets, return-on equity, gross margin and net margin.
•	Liquidity. The sponsor may screen for companies whose shares may not trade frequently enough to be able to be included in a portfolio.
•	Balance Sheet. The sponsor favors companies that possess overall financial strength and exhibit balance sheet improvements relative to their peers and the marketplace.
•	Industry Leadership. The sponsor favors companies that possess a strong competitive position among their domestic and global peers. Examples of a strong competitive position include, but are not limited to, possessing proprietary technology or processes, a brand strength, network effects, superior management or an absolute cost advantage.

Future Trusts

The sponsor may create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately six months after the Inception Date and upon the trust’s termination. Each trust is designed to be part of a longer term strategy.

Essential Information
(as of the Inception Date)

Inception Date	February 2, 2024
Unit Price	$10.00
Termination Date	February 2, 2026
Distribution Date	25th day of each month
(commencing February 25, 2024, if any)
Record Date	15th day of each month
(commencing February 15, 2024, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts	40177W789
Fee Account Cash	40177W805

Reinvested Distributions
Standard Accounts	40177W797
Fee Account Reinvest	40177W813

Ticker	CGEIEX

12 Investment Summary

Portfolio Diversification
Approximate
Sector	Portfolio Percentage
Consumer Staples	2.47%
Energy	37.52
Industrials	27.56
Materials	9.91
Utilities	22.54
Total	100.00%

Country/Territory	Approximate
(Headquartered)	Portfolio Percentage
United States	100.00%
Total	100.00%

Market	Approximate
Capitalization	Portfolio Percentage
Small-Capitalization	15.04%
Mid-Capitalization	40.12
Large-Capitalization	44.84
Total	100.00%

Minimum Investment
All accounts	1 unit

Principal Risks

As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust’s investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities’ issuer or even perceptions of the issuer. Changes in legal, political, regulatory, tax and economic conditions may cause fluctuations in markets and securities prices, which could negatively impact the value of the trust. Additionally, events such as war, terrorism, natural and environmental disasters and the spread of infectious illnesses or other public health emergencies may adversely affect the economy, various markets and issuers. An outbreak of a novel form of coronavirus disease (“COVID-19”) was first detected in December 2019 and rapidly spread around the globe leading the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020 and resulting in major disruptions to economies and markets around the world. The complete economic impacts of COVID-19 are not yet fully known. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the trust and the trust's ability to achieve its investment objectives. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
•	Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that share prices of the securities in the trust will not decline and that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.

Investment Summary 13

•	The trust invests in innovative energy companies. Although the trust’s investment strategy is designed to achieve the trust’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved. Companies that are attempting to create new technologies or novel product solutions for the way energy is produced, stored and/or consumed may not in fact do so. Additionally, companies that initially develop a novel technology or solution may not be able to capitalize on it. Companies may face political or legal attacks from competitors, industry groups or local and national governments. The trust may invest in a company that does not currently derive any revenue from innovative energy technologies or solutions, and there is no assurance that a company will derive any revenue from innovative energy technologies or solutions in the future. The innovative energy technology or solution may constitute a small portion of a company’s overall business. As a result, the success of an innovative energy technology or solution may not affect the value of the equity securities issued by the company.
•	The trust is concentrated in the energy sector. As a result, the factors that impact the energy sector will likely have a greater effect on this trust than on a more broadly diversified trust. Companies in the energy sector are subject to volatile fluctuations in price and supply of energy fuels, and can be impacted by international politics and conflicts, including the unrest and hostilities in the Middle East, terrorist attacks, the success of exploration projects, reduced demand as a result of increases in energy efficiency and energy conservation, natural disasters, clean-up and litigation costs associated with environmental damage and extensive regulation.
•	The trust is concentrated in the industrials sector. As a result, the factors that impact the industrials sector will likely have a greater effect on this trust than on a more broadly diversified trust. Industrials companies are affected by various factors, including the general state of the economy, exchange rates, commodity prices, intense competition, consolidation, domestic and international politics, government regulation, import controls, excess capacity, consumer demand and spending trends. In addition, industrials companies may also be significantly affected by overall capital spending levels, economic cycles, rapid technological changes, delays in modernization, labor relations, environmental liabilities, governmental and product liability and e-commerce initiatives.
•	The trust invests significantly in the utilities sector. As a result, the factors that impact the utilities sector will likely have a greater effect on this trust than on a more broadly diversified trust. Adverse developments in this sector may significantly affect the value of your units. Companies involved in the utilities sector must contend with environmental considerations, taxes,

14 Investment Summary

government regulation, price and supply fluctuations, competition and energy conservation.

•	The trust includes securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.
•	The trust invests in U.S.-listed foreign securities. The trust’s investment in U.S.-listed foreign securities presents additional risk. Securities of foreign issuers present risks beyond those of domestic securities. More specifically, foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.
•	The trust may be susceptible to potential risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the sponsor of the trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. In addition, cybersecurity breaches of the trust’s third-party service providers, or issuers in which the trust invests, can also subject the trust to many of the same risks associated with direct cybersecurity breaches.
•	The trust is subject to risks arising from various operational factors and their service providers. Operational factors include, but not limited to, human error, processing and communication errors, errors of the trust’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Additionally, the trust may be subject to the risk that a service provider may not be willing or able to perform their duties as required or contemplated by their agreements with the trust. Although the trust seeks to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.
•	Inflation may lead to a decrease in the value of assets or income from investments.
•	The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security’s outlook, market value or yield may have changed.

Investment Summary 15

See “Investment Risks” in Part A of the prospectus and “Risk Factors” in Part B of the prospectus for additional information.

Who Should Invest

You should consider this investment if:

•	The trust represents only a portion of your overall investment portfolio;
•	The trust is part of a longer-term investment strategy that may include the investment in subsequent portfolios, if available; and
•	The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

You should not consider this investment if:

•	You are uncomfortable with the risks of an unmanaged investment in securities;
•	You are uncomfortable with the trust’s investment strategy; or
•	You want high current income or capital preservation.

Fees and Expenses

The amounts below are estimates of the direct and indirect fees and expenses that you may incur based on a $10 unit price. Actual expenses may vary.

	Percentage
	of Public
	Offering	Amount Per
Investor Fees	Price (4)	100 Units
Initial sales fee
paid on purchase (1)	0.00%	$ 0.00
Deferred sales fee (2)	2.25	22.50
Creation and
development fee (3)	0.50	5.00
Maximum sales fees
(including creation
and development fee)	2.75%	$27.50
Estimated organization costs
(amount per 100 units as
a percentage of the public
offering price)	0.4296%	$4.296

	Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price (4)	100 Units
Trustee’s fee	0.1050%	$1.050
Sponsor’s supervisory fee	0.0300	0.300
Evaluator’s fee	0.0350	0.350
Bookkeeping and
administrative fee	0.0350	0.350
Estimated other trust
operating expenses (5)	0.0271	0.271
Total	0.2321%	$2.321

(1)	The initial sales fee provided above is based on the unit price on the Inception Date. The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is equal to the difference between the maximum sales charge and the sum of any remaining deferred sales charge and creation and development fee (“C&D Fee”). The percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. When the Public Offering Price per unit equals $10, there is no initial sales charge. If the price you pay for your units exceeds $10 per unit, you will pay an initial sales charge. Despite the variability of the initial sales fee, each unitholder is obligated to pay the entire applicable maximum sales fee.

16 Investment Summary

(2)	The deferred sales charge is a fixed dollar amount equal to $0.225 per unit and is deducted in monthly installments of $0.075 per unit on the last business day of September 2024 through November 2024. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 2.25% of the Public Offering Price unit. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 2.25% of the Public Offering Price. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments.
(3)	The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date. Units purchased after the close of the initial offering period do not pay the C&D Fee. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.75% of a unitholder’s initial investment.
(4)	Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.
(5)	The estimated trust operating expenses are based upon an estimated trust size. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

Example

This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year with the maximum sales fees, the trust’s operating expenses do not change and the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year	$ 343
3 years	731
5 years	1,144
10 years	2,078

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

See “Expenses of the Trust” in Part B of the prospectus for additional information.

Investment Summary 17

Trust Portfolio

Guggenheim Defined Portfolios, Series 2382
Energy Innovation Portfolio, Series 5
The Trust Portfolio as of the Inception Date, February 2, 2024

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	COMMON STOCKS (100.00%)
	Consumer Staples (2.47%)
BG	Bunge Global SA (4)	2.47%	41	$ 90.4000	$ 3,706
	Energy (37.52%)
CRC	California Resources Corporation	2.50	79	47.5400	3,756
LNG	Cheniere Energy, Inc.	2.50	23	163.0000	3,749
CVX	Chevron Corporation	2.47	25	147.8900	3,697
COP	ConocoPhillips	2.53	34	111.3800	3,787
EOG	EOG Resources, Inc.	2.48	33	112.6000	3,716
XOM	Exxon Mobil Corporation	2.52	37	102.3900	3,788
GPRE	Green Plains, Inc. (3)	2.51	181	20.7700	3,759
HAL	Halliburton Company	2.51	106	35.4300	3,756
DINO	HF Sinclair Corporation	2.50	65	57.5600	3,741
MPC	Marathon Petroleum Corporation	2.46	22	167.5300	3,686
OXY	Occidental Petroleum Corporation	2.49	65	57.3200	3,726
PSX	Phillips 66	2.53	26	145.5500	3,784
SLB	Schlumberger NV (4)	2.52	77	49.0000	3,773
VLO	Valero Energy Corporation	2.49	27	138.2900	3,734
WMB	Williams Companies, Inc.	2.51	108	34.8700	3,766
	Industrials (27.56%)
ACA	Arcosa, Inc.	2.53	47	80.6400	3,790
ARRY	Array Technologies, Inc. (3)	2.50	273	13.7200	3,746
CMI	Cummins, Inc.	2.43	15	242.9700	3,645
DOV	Dover Corporation	2.51	24	156.5500	3,757
ETN	Eaton Corporation PLC (4)	2.47	14	264.5700	3,704
GNRC	Generac Holdings, Inc. (3)	2.54	33	115.3300	3,806
ROCK	Gibraltar Industries, Inc. (3)	2.48	44	84.2900	3,709
KBR	KBR, Inc.	2.52	71	53.0800	3,769
RSG	Republic Services, Inc.	2.55	22	173.8300	3,824
ST	Sensata Technologies Holding PLC (4)	2.51	102	36.7800	3,752
WM	Waste Management, Inc.	2.52	20	188.4200	3,768
	Materials (9.91%)
APD	Air Products and Chemicals, Inc.	2.43	14	259.5600	3,634
FCX	Freeport-McMoRan, Inc.	2.50	93	40.1800	3,737
NGVT	Ingevity Corporation (3)	2.52	85	44.3300	3,768
LIN	Linde PLC (4)	2.46	9	408.6500	3,678

18 Investment Summary

Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 2382
Energy Innovation Portfolio, Series 5
The Trust Portfolio as of the Inception Date, February 2, 2024

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	COMMON STOCKS (continued)
	Utilities (22.54%)
AEP	American Electric Power Company, Inc.	2.50%	47	$ 79.6900	$ 3,745
CWEN	Clearway Energy, Inc.	2.50	151	24.8100	3,746
DTE	DTE Energy Company	2.51	35	107.4700	3,761
DUK	Duke Energy Corporation	2.48	38	97.7900	3,716
EIX	Edison International	2.51	55	68.2900	3,756
ETR	Entergy Corporation	2.52	37	101.9900	3,774
NEE	NextEra Energy, Inc.	2.51	63	59.7500	3,764
SRE	Sempra	2.51	52	72.3500	3,762
SO	Southern Company	2.50	53	70.5000	3,737
					$ 149,772

(1)	All securities are represented entirely by contracts to purchase securities, which were entered into by the trust on the trust’s inception date. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.
(2)	Valuation of securities was performed as of the Evaluation Time on February 1, 2024. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sale price using the market value per share. For foreign securities traded on a foreign exchange, if any, securities are generally valued at the closing sale price on the applicable exchange converted into U.S. dollars. The trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

The following footnotes only apply when noted.

(3)	Non-income producing security.
(4)	U.S.-listed foreign security based on the country of incorporation, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.
(5)	American Depositary Receipt (“ADR”)/Global Depositary Receipt (“GDR”)/CHESS Depositary Interest (“CDI”)/New York Registry Share.
(6)	Foreign security listed on a foreign exchange, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.
(7)	Common stock of a real estate investment trust (“REIT”).
(8)	Common stock of a master limited partnership (“MLP”).

Investment Summary 19

NATIONAL MUNICIPAL PORTFOLIO OF CEFS, SERIES 61

Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

Investment Objective

The National Municipal Trust seeks to provide current income and the potential for capital appreciation.

Principal Investment Strategy

Under normal circumstances, the trust invests at least 80% of the value of its assets in common shares of closed-end investment companies (“Closed-End Funds”) that invest substantially all of their assets in tax-free municipal bonds, which are rated investment-grade by at least one nationally recognized statistical rating organization.

See “Description of Ratings” in Part B of the prospectus for additional information regarding the ratings criteria.

Security Selection

The sponsor has selected for the portfolio Closed-End Funds believed to have the best potential to achieve the trust’s investment objective. The trust seeks to provide monthly income that is exempt from federal income taxes by investing in Closed-End Funds that invest substantially all of their assets in tax-free municipal bonds. Municipal bonds generally offer investors the potential for stable tax-free income. However, a portion of the income may be subject to the alternative minimum tax on individuals as well as state and local taxes. For tax years beginning after December 31, 2022, interest on the bonds may affect the corporate alternative minimum tax for certain corporations.

When selecting Closed-End Funds for inclusion in this portfolio the sponsor looks at numerous factors. These factors include, but are not limited to:

•	Investment Objective. The sponsor favors funds that have a clear investment objective in line with the trust’s objective and, based upon a review of publicly available information, appear to be maintaining it.
•	Premium/Discount. The sponsor favors funds that are trading at a discount relative to their peers and relative to their long-term average.
•	Consistent Dividend. The sponsor favors funds that have a history of paying a consistent and competitive dividend.
•	Performance. The sponsor favors funds that have a history of strong relative performance (based on market price and net asset value) when compared to their peers and an applicable benchmark.

Future Trusts

The sponsor may create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately three months after the trust’s initial date of deposit (the “Inception Date”) and upon the trust’s termination. Each trust is designed to be part of a longer term strategy.

20 Investment Summary

Essential Information
(as of the Inception Date)

Inception Date	February 2, 2024
Unit Price	$10.00
Termination Date	February 2, 2026
Distribution Date	25th day of each month
(commencing February 25, 2024, if any)
Record Date	15th day of each month
(commencing February 15, 2024, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts	40177W821
Fee Account Cash	40177W847

Reinvested Distributions
Standard Accounts	40177W839
Fee Account Reinvest	40177W854

Ticker	CENMKX

Portfolio Diversification

Approximate
Security Type	Portfolio Percentage
Closed-End Funds	100.00%
Total	100.00%

Minimum Investment
All accounts	1 unit

Principal Risks

As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust’s investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities’ issuer or even perceptions of the issuer. Changes in legal, political, regulatory, tax and economic conditions may cause fluctuations in markets and securities prices, which could negatively impact the value of the trust. Additionally, events such as war, terrorism, natural and environmental disasters and the spread of infectious illnesses or other public health emergencies may adversely affect the economy, various markets and issuers. An outbreak of a novel form of coronavirus disease (“COVID-19”) was first detected in December 2019 and rapidly spread around the globe leading the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020 and resulting in major disruptions to economies and markets around the world. The complete economic impacts of COVID-19 are not yet fully known. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the trust and the trust's ability to achieve its investment objectives. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
•	The trust includes Closed-End Funds. Closed-End Funds are actively managed investment companies that invest in various types of securities. Closed-End Funds issue common shares that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management’s ability to meet the Closed-End Fund’s investment

Investment Summary 21

objective and to manage the Closed-End Fund’s portfolio during periods of market turmoil and as investors’ perceptions regarding Closed-End Funds or their underlying investments change. Closed-End Funds are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. Closed-End Funds may also employ the use of leverage which increases risk and volatility.

•	The Closed-End Funds are subject to annual fees and expenses, including a management fee. Unitholders of the trust will bear these fees in addition to the fees and expenses of the trust. See “Fees and Expenses” for additional information.
•	The value of the fixed-income securities in the Closed-End Funds will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes. The trust may be subject to greater risk of rising interest rates than would normally be the case due to the current economic environment and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives.
•	A Closed-End Fund or an issuer of securities held by a Closed-End Fund may be unwilling or unable to make principal payments and/or to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. A Closed-End Fund or an underlying issuer may suspend distributions during the life of the trust. This may result in a reduction in the value of your units.
•	The financial condition of a Closed-End Fund or an issuer of securities held by a Closed-End Fund may worsen, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.
•	Closed-End Funds held by the trust invest in municipal bonds. Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer’s worsening financial condition, a drop in bond ratings or when there is a decrease in the federal income tax rate. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes. Municipal bonds generally generate income exempt from federal income taxation, but may be subject to the alternative minimum tax on individuals. For tax years beginning after December 31, 2022, interest on the bonds may affect the corporate alternative minimum tax for certain corporations. In addition, some or all of the income generated by a Closed-End Fund may not be exempt from regular federal or state income taxes and as a result, the related income paid by the trust may also be subject to regular federal and state income taxes. Capital gains, if any, may be subject to tax.
•	Economic conditions may lead to limited liquidity and greater volatility. The markets for fixed-income securities, such as those held by certain Closed-End Funds, may experience periods of illiquidity and

22 Investment Summary

volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by a Closed-End Fund uncertain and/or result in sudden and significant valuation increases or declines in its holdings.

•	Certain Closed-End Funds held by the trust invest in securities that are rated below investment-grade and are considered to be “junk” securities. Below investment-grade obligations are considered to be primarily speculative with respect to the issuer’s ability to make principal and interest payments and may be more volatile than higher rated securities of similar maturity. Additionally, they are subject to greater market, credit and liquidity risks than investment-grade securities. Accordingly, the risk of non-payment or default is higher than with investment-grade securities. In addition, such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal in falling rate environments.
•	Certain Closed-End Funds held by the trust may invest in securities that are rated as investment-grade by only one rating agency. As a result, such split-rated securities may have more speculative characteristics and are subject to a greater risk of default than securities rated as investment-grade by more than one rating agency.
•	Share prices or distributions on the securities in the trust may decline during the life of the trust. There is no guarantee that share prices of the securities in the trust will not decline and that the issuers of the securities will declare distributions in the future and, if declared, whether they will remain at current levels or increase over time.
•	The trust may be susceptible to potential risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the sponsor of the trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. In addition, cybersecurity breaches of the trust’s third-party service providers, or issuers in which the trust invests, can also subject the trust to many of the same risks associated with direct cybersecurity breaches.
•	The trust is subject to risks arising from various operational factors and their service providers. Operational factors include, but not limited to, human error, processing and communication errors, errors of the trust’s service providers, counterparties or other third-parties, failed or inadequate processes and technology

Investment Summary 23

or systems failures. Additionally, the trust may be subject to the risk that a service provider may not be willing or able to perform their duties as required or contemplated by their agreements with the trust. Although the trust seeks to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.

•	Inflation may lead to a decrease in the value of assets or income from investments.
•	The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security’s outlook, market value or yield may have changed.

See “Investment Risks” in Part A of the prospectus and “Risk Factors” in Part B of the prospectus for additional information.

Tax Status

Federal Tax. Some dividends on the securities in the trust may be designated as “capital gains dividends” for federal income tax purposes, generally taxable to you as long-term capital gains. Some dividends on the securities in the trust may qualify as “exempt-interest dividends,” which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however, may be taken into account in determining the alternative minimum tax on individuals, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). For tax years beginning after December 31, 2022, exempt-interest dividends may affect the corporate alternative minimum income tax for certain corporations. Other dividends on the securities in the trust will generally be taxable to you as ordinary income. See “Tax Status” in Part B of the prospectus for additional information.

Who Should Invest

You should consider this investment if:

•	You want current income and diversification;
•	The trust represents only a portion of your overall investment portfolio; and
•	The trust is part of a longer term investment strategy.

You should not consider this investment if:

•	You are unwilling to accept the risks involved with owning Closed-End Funds that hold municipal bonds;
•	You are seeking a short-term investment or an investment to be used as a trading vehicle;
•	You are seeking an aggressive high-growth investment strategy;
•	You are uncomfortable with the risks of an unmanaged investment in securities; or
•	You want capital preservation.

24 Investment Summary

Fees and Expenses

The amounts below are estimates of the direct and indirect fees and expenses that you may incur based on a $10 unit price. Actual expenses may vary.

	Percentage
	of Public
	Offering	Amount Per
Investor Fees	Price (4)	100 Units
Initial sales fee
paid on purchase (1)	0.00%	$ 0.00
Deferred sales fee (2)	2.25	22.50
Creation and
development fee (3)	0.50	5.00
Maximum sales fees
(including creation
and development fee)	2.75%	$27.50
Estimated organization costs
(amount per 100 units as
a percentage of the public
offering price)	0.1898%	$1.898

	Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price (4)	100 Units
Trustee’s fee	0.1050%	$ 1.050
Sponsor’s supervisory fee	0.0300	0.300
Evaluator’s fee	0.0350	0.350
Bookkeeping and
administrative fee	0.0350	0.350
Estimated other trust
operating expenses (5)	0.0114	0.114
Estimated Closed-End
Fund expenses (6)	2.9300	29.300
Total	3.1464%	$31.464

(1)	The initial sales fee provided above is based on the unit price on the Inception Date. The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is equal to the difference between the maximum sales charge and the sum of any remaining deferred sales charge and creation and development fee (“C&D Fee”). The percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. When the Public Offering Price per unit equals $10, there is no initial sales charge. If the price you pay for your units exceeds $10 per unit, you will pay an initial sales charge. Despite the variability of the initial sales fee, each unitholder is obligated to pay the entire applicable maximum sales fee.
(2)	The deferred sales charge is a fixed dollar amount equal to $0.225 per unit and is deducted in monthly installments of $0.075 per unit on the last business day of June 2024 through August 2024. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 2.25% of the Public Offering Price unit. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 2.25% of the Public Offering Price. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments.
(3)	The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. Units purchased after the close of the initial offering period do not pay the C&D Fee. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10 per unit, the C&D fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.75% of a unitholder’s initial investment.
(4)	Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.
(5)	The estimated trust operating expenses are based upon an estimated trust size. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.
(6)	Although not an actual trust operating expense, the trust, and therefore the unitholders of the trust, will indirectly bear similar operating expenses of the Closed-End Funds held by the trust in the estimated amount provided above. Estimated Closed-End Fund expenses are based upon the net asset value of the number of Closed-End Fund shares held by the trust per unit multiplied by the Annual Operating Expenses of the Closed-End Funds for the most recent fiscal year. Unitholders will therefore indirectly pay higher expenses than if the underlying Closed-End Funds were held directly. Please note that the sponsor or an affiliate may be engaged as a service provider to certain Closed-End Funds held by your trust and therefore certain fees paid by your trust to such Closed-End Funds will be paid to the sponsor or an affiliate for its services to such Closed-End Funds.

Investment Summary 25

Example

This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year with the maximum sales fees, the trust’s operating expenses do not change and the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year	$ 616
3 years	1,550
5 years	2,486
10 years	4,679

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

See “Expenses of the Trust” in Part B of the prospectus for additional information.

26 Investment Summary

Trust Portfolio

Guggenheim Defined Portfolios, Series 2382
National Municipal Portfolio of CEFs, Series 61
The Trust Portfolio as of the Inception Date, February 2, 2024

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	CLOSED-END FUNDS (100.00%)
MUI	BlackRock Municipal Income Fund, Inc.	5.00%	636	$ 11.7900	$ 7,498
BFK	BlackRock Municipal Income Trust	1.00	146	10.3000	1,504
BLE	BlackRock Municipal Income Trust II	1.00	139	10.8100	1,503
MHD	BlackRock MuniHoldings Fund, Inc.	5.00	621	12.0800	7,502
MVF	BlackRock MuniVest Fund, Inc.	5.00	1,053	7.1200	7,497
MYI	BlackRock MuniYield Quality Fund III, Inc.	5.00	657	11.4200	7,503
MQY	BlackRock MuniYield Quality Fund, Inc.	5.00	609	12.3200	7,503
DSM	BNY Mellon Strategic Municipal Bond Fund, Inc.	3.00	780	5.7700	4,501
LEO	BNY Mellon Strategic Municipals, Inc.	4.00	998	6.0100	5,998
EIM	Eaton Vance Municipal Bond Fund	2.00	293	10.2400	3,000
EVN	Eaton Vance Municipal Income Trust	3.00	438	10.2700	4,498
VKI	Invesco Advantage Municipal Income Trust II	2.50	435	8.6300	3,754
OIA	Invesco Municipal Income Opportunities Trust	3.00	693	6.4900	4,498
VMO	Invesco Municipal Opportunity Trust	3.00	465	9.6700	4,497
VKQ	Invesco Municipal Trust	3.00	469	9.6000	4,502
IQI	Invesco Quality Municipal Income Trust	2.00	312	9.6300	3,005
VGM	Invesco Trust for Investment Grade Municipals	3.00	455	9.9000	4,505
IIM	Invesco Value Municipal Income Trust	1.50	190	11.8400	2,250
NVG	Nuveen AMT-Free Municipal Credit
	Income Fund	5.00	622	12.0500	7,495
NEA	Nuveen AMT-Free Quality Municipal
	Income Fund	5.00	674	11.1200	7,495
NZF	Nuveen Municipal Credit Income Fund	5.00	625	12.0000	7,500
NMCO	Nuveen Municipal Credit Opportunities Fund	4.00	580	10.3400	5,997
NMZ	Nuveen Municipal High Income
	Opportunity Fund	5.00	744	10.0800	7,500
NUV	Nuveen Municipal Value Fund, Inc.	2.00	336	8.9300	3,000
NAD	Nuveen Quality Municipal Income Fund	3.00	393	11.4400	4,496
NXP	Nuveen Select Tax-Free Income Portfolio	2.00	205	14.6200	2,997
PMX	PIMCO Municipal Income Fund III	2.00	399	7.5200	3,000
MAV	Pioneer Municipal High Income Advantage
	Fund, Inc.	1.00	186	8.0500	1,497
MHI	Pioneer Municipal High Income Fund Trust	3.00	514	8.7600	4,503

Investment Summary 27

Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 2382
National Municipal Portfolio of CEFs, Series 61
The Trust Portfolio as of the Inception Date, February 2, 2024

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	CLOSED-END FUNDS (continued)
MIO	Pioneer Municipal High Income Opportunities Fund, Inc.	4.00%	551	$ 10.8900	$ 6,000
MHF	Western Asset Municipal High Income Fund, Inc.	2.00	457	6.5700	3,002
					$ 150,000

(1)	All securities are represented entirely by contracts to purchase securities, which were entered into by the trust on the trust's inception date. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.
(2)	Valuation of securities was performed as of the Evaluation Time on February 1, 2024. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sale price using the market value per share. For foreign securities traded on a foreign exchange, if any, securities are generally valued at the closing sale price on the applicable exchange converted into U.S. dollars. The trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

28 Investment Summary

NEW YORK MUNICIPAL PORTFOLIO OF CEFS, SERIES 42

Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

Investment Objective

The New York Municipal Trust seeks to provide current income and the potential for capital appreciation.

Principal Investment Strategy

Under normal circumstances, the trust invests at least 80% of the value of its assets in common shares of closed-end investment companies (“Closed-End Funds”) that invest substantially all of their assets in tax-free New York municipal bonds, which are rated investment-grade by a nationally recognized statistical rating organization.

See “Description of Ratings” in Part B of the prospectus for additional information regarding the ratings criteria.

Security Selection

The sponsor has selected for the portfolio Closed-End Funds believed to have the best potential to achieve the trust’s investment objective. The trust seeks to provide monthly income that is exempt from federal and New York state income taxes by investing in Closed-End Funds that invest substantially all of their assets in tax-free New York municipal bonds. However, the trust may invest up to 20% of the value of its assets in Closed-End Funds that invest in municipal bonds that are not exempt from New York state income tax. Municipal bonds generally offer investors the potential for stable tax-free income. However, a portion of the income may be subject to the alternative minimum tax on individuals as well as state and local taxes. For tax years beginning after December 31, 2022, interest on the bonds may affect the corporate alternative minimum tax for certain corporations.

When selecting Closed-End Funds for inclusion in this portfolio the sponsor looks at numerous factors. These factors include, but are not limited to:

•	Investment Objective. The sponsor favors funds that have a clear investment objective in line with the trust’s objective and, based upon a review of publicly available information, appear to be maintaining it.
•	Premium/Discount. The sponsor favors funds that are trading at a discount relative to their peers and relative to their long-term average.
•	Consistent Dividend. The sponsor favors funds that have a history of paying a consistent and competitive dividend.
•	Performance. The sponsor favors funds that have a history of strong relative performance (based on market price and net asset value) when compared to their peers and an applicable benchmark.

Future Trusts

The sponsor may create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately six months after the trust’s initial date of deposit (the “Inception Date”) and upon

Investment Summary 29

the trust’s termination. Each trust is designed to be part of a longer term strategy.

Essential Information
(as of the Inception Date)

Inception Date	February 2, 2024
Unit Price	$10.00
Termination Date	February 2, 2026
Distribution Date	25th day of each month
(commencing February 25, 2024, if any)
Record Date	15th day of each month
(commencing February 15, 2024, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts	40177X100
Fee Account Cash	40177X126

Reinvested Distributions
Standard Accounts	40177X118
Fee Account Reinvest	40177X134

Ticker	CENYQX

Portfolio Diversification

Approximate
Security Type	Portfolio Percentage
Closed-End Funds	100.00%
Total	100.00%

Minimum Investment
All accounts	1 unit

Principal Risks

As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust’s investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities’ issuer or even perceptions of the issuer. Changes in legal, political, regulatory, tax and economic conditions may cause fluctuations in markets and securities prices, which could negatively impact the value of the trust. Additionally, events such as war, terrorism, natural and environmental disasters and the spread of infectious illnesses or other public health emergencies may adversely affect the economy, various markets and issuers. An outbreak of a novel form of coronavirus disease (“COVID-19”) was first detected in December 2019 and rapidly spread around the globe leading the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020 and resulting in major disruptions to economies and markets around the world. The complete economic impacts of COVID-19 are not yet fully known. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the trust and the trust's ability to achieve its investment objectives. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
•	The trust includes Closed-End Funds. Closed-End Funds are actively managed investment companies that invest in various types of securities. Closed-End Funds issue common shares that are traded on a securities exchange. Closed-End Funds are

30 Investment Summary

subject to various risks, including management’s ability to meet the Closed-End Fund’s investment objective and to manage the Closed-End Fund’s portfolio during periods of market turmoil and as investors’ perceptions regarding Closed-End Funds or their underlying investments change. Closed-End Funds are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. Closed-End Funds may also employ the use of leverage which increases risk and volatility.

•	The Closed-End Funds are subject to annual fees and expenses, including a management fee. Unitholders of the trust will bear these fees in addition to the fees and expenses of the trust. See “Fees and Expenses” for additional information.
•	The value of the fixed-income securities in the Closed-End Funds will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes. The trust may be subject to greater risk of rising interest rates than would normally be the case due to the current economic environment and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives.
•	A Closed-End Fund or an issuer of securities held by a Closed-End Fund may be unwilling or unable to make principal payments and/or to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. A Closed-End Fund or an underlying issuer may suspend distributions during the life of the trust. This may result in a reduction in the value of your units.
•	The financial condition of a Closed-End Fund or an issuer of securities held by a Closed-End Fund may worsen, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.
•	Closed-End Funds held by the trust invest in New York municipal bonds. Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer’s worsening financial condition, a drop in bond ratings or when there is a decrease in the federal income tax rate. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes. Municipal bonds generally generate income exempt from federal income taxation, but may be subject to the alternative minimum tax on individuals. For tax years beginning after December 31, 2022, interest on the bonds may affect the corporate alternative minimum tax for certain corporations. In addition, some or all of the income generated by a Closed-End Fund may not be exempt from regular federal or state income taxes and as a result, the related income paid by the trust may also be subject to regular federal and state income taxes. Capital gains, if any, may be subject to tax.

Because the Closed-End Funds are concentrated in bonds of issuers located in New York, there may be more risk than if the bonds were

Investment Summary 31

issued by issuers located in several states. The financial condition of New York is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the units. Additionally, constitutional and statutory limitations imposed on the state and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the state and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

•	Closed-End Funds held by the trust invest in New Jersey municipal bonds. Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer’s worsening financial condition, a drop in bond ratings or when there is a decrease in the federal income tax rate. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes. Municipal bonds generally generate income exempt from federal income taxation, but may be subject to the alternative minimum tax on individuals. For tax years beginning after December 31, 2022, interest on the bonds may affect the corporate alternative minimum tax for certain corporations. In addition, some or all of the income generated by a Closed-End Fund may not be exempt from regular federal and will not be exempt from New York state income taxes and as a result, the related income paid by the trust may also be subject to regular federal and state income taxes. Capital gains, if any, may be subject to tax.

The financial condition of New Jersey is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the units. Additionally, constitutional and statutory limitations imposed on the state and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the state and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

•	Economic conditions may lead to limited liquidity and greater volatility. The markets for fixed-income securities, such as those held by certain Closed-End Funds, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by a Closed-End Fund uncertain and/or result in sudden and significant valuation increases or declines in its holdings.
•	Share prices or distributions on the securities in the trust may decline during the life of the trust. There is no guarantee that share prices of the securities in the trust will not decline and

32 Investment Summary

that the issuers of the securities will declare distributions in the future and, if declared, whether they will remain at current levels or increase over time.

•	The trust may be susceptible to potential risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the sponsor of the trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. In addition, cybersecurity breaches of the trust’s third-party service providers, or issuers in which the trust invests, can also subject the trust to many of the same risks associated with direct cybersecurity breaches.
•	The trust is subject to risks arising from various operational factors and their service providers. Operational factors include, but not limited to, human error, processing and communication errors, errors of the trust’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Additionally, the trust may be subject to the risk that a service provider may not be willing or able to perform their duties as required or contemplated by their agreements with the trust. Although the trust seeks to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.
•	Inflation may lead to a decrease in the value of assets or income from investments.
•	The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security’s outlook, market value or yield may have changed.

See “Investment Risks” in Part A of the prospectus and “Risk Factors” in Part B of the prospectus for additional information.

Tax Status

Federal Tax. Some dividends on the securities in the trust may be designated as “capital gains dividends” for federal income tax purposes, generally taxable to you as long-term capital gains. Some dividends on the securities in the trust may qualify as “exempt-interest dividends,” which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however, may be taken into account in determining the alternative minimum tax on individuals, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). For tax years beginning after December 31, 2022, exempt-interest dividends may affect the corporate alternative minimum tax for certain corporations. Other dividends on the securities in the trust will generally be taxable to you as ordinary income.

New York State and City Tax. Chapman and Cutler LLP has examined the income tax laws of the State of New York and New York City to determine its applicability to the trust and to the holders of units in the trust who are full-time residents of New York State and New York City.

Investment Summary 33

See “New York Taxes” in Part B of the prospectus for further information regarding New York State and New York City income tax applicable to the trust and New York unitholders.

See “Tax Status” in Part B of the prospectus for further tax information.

Who Should Invest

You should consider this investment if:

•	You want current income and diversification;
•	The trust represents only a portion of your overall investment portfolio; and
•	The trust is part of a longer term investment strategy.

You should not consider this investment if:

•	You are unwilling to accept the risks involved with owning Closed-End Funds that hold New York municipal bonds;
•	You are uncomfortable with the risks of an unmanaged investment in securities;
•	You are seeking a short-term investment or an investment to be used as a trading vehicle; or
•	You are seeking an aggressive high-growth investment strategy.

Fees and Expenses

The amounts below are estimates of the direct and indirect fees and expenses that you may incur based on a $10 unit price. Actual expenses may vary.

	Percentage
	of Public
	Offering	Amount Per
Investor Fees	Price (4)	100 Units
Initial sales fee
paid on purchase (1)	0.00%	$ 0.00
Deferred sales fee (2)	2.25	22.50
Creation and
development fee (3)	0.50	5.00
Maximum sales fees
(including creation
and development fee)	2.75%	$27.50
Estimated organization costs
(amount per 100 units as
a percentage of the public
offering price)	0.3266%	$3.266

	Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price (4)	100 Units
Trustee’s fee	0.1050%	$ 1.050
Sponsor’s supervisory fee	0.0300	0.300
Evaluator’s fee	0.0350	0.350
Bookkeeping and
administrative fee	0.0350	0.350
Estimated other trust
operating expenses (5)	0.0228	0.228
Estimated Closed-End
Fund expenses (6)	2.6200	26.200
Total	2.8478%	$28.478

(1)	The initial sales fee provided above is based on the unit price on the Inception Date. The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is equal to the difference between the maximum sales charge and the sum of any remaining deferred sales charge and creation and development fee (“C&D Fee”). The percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. When the Public Offering Price per unit equals $10, there is no initial sales charge. If the price you pay for your units exceeds $10 per unit, you will pay an initial sales charge. Despite the variability of the initial sales fee, each unitholder is obligated to pay the entire applicable maximum sales fee.

34 Investment Summary

(2)	The deferred sales charge is a fixed dollar amount equal to $0.225 per unit and is deducted in monthly installments of $0.075 per unit on the last business day of September 2024 through November 2024. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 2.25% of the Public Offering Price unit. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 2.25% of the Public Offering Price. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments.
(3)	The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date. Units purchased after the close of the initial offering period do not pay the C&D Fee. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.75% of a unitholder’s initial investment.
(4)	Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.
(5)	The estimated trust operating expenses are based upon an estimated trust size. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.
(6)	Although not an actual trust operating expense, the trust, and therefore the unitholders of the trust, will indirectly bear similar operating expenses of the Closed-End Funds held by the trust in the estimated amount provided above. Estimated Closed-End Fund expenses are based upon the net asset value of the number of Closed-End Fund shares held by the trust per unit multiplied by the Annual Operating Expenses of the Closed-End Funds for the most recent fiscal year. Unitholders will therefore indirectly pay higher expenses than if the underlying Closed-End Funds were held directly. Please note that the sponsor or an affiliate may be engaged as a service provider to certain Closed-End Funds held by your trust and therefore certain fees paid by your trust to such Closed-End Funds will be paid to the sponsor or an affiliate for its services to such Closed-End Funds.

Example

This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year with the maximum sales fees, the trust’s operating expenses do not change and the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year	$ 600
3 years	1,491
5 years	2,387
10 years	4,492

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

See “Expenses of the Trust” in Part B of the prospectus for additional information.

Investment Summary 35

Trust Portfolio

Guggenheim Defined Portfolios, Series 2382
New York Municipal Portfolio of CEFs, Series 42
The Trust Portfolio as of the Inception Date, February 2, 2024

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	CLOSED-END FUNDS (100.00%)
MUJ	BlackRock MuniHoldings New Jersey Quality
	Fund, Inc.	8.00%	1,033	$ 11.6200	$ 12,003
MHN	BlackRock MuniHoldings New York Quality
	Fund, Inc.	10.00	1,411	10.6310	15,000
MYN	BlackRock MuniYield New York Quality
	Fund, Inc.	18.00	2,619	10.3100	27,002
ENX	Eaton Vance New York Municipal Bond Fund	5.00	754	9.9500	7,502
VTN	Invesco Trust for Investment Grade New York
	Municipals	5.00	704	10.6600	7,505
NXJ	Nuveen New Jersey Quality Municipal Income Fund	7.00	870	12.0700	10,501
NRK	Nuveen New York AMT-Free Quality Municipal
	Income Fund	20.00	2,770	10.8300	29,999
NNY	Nuveen New York Municipal Value Fund	5.00	881	8.5100	7,497
NAN	Nuveen New York Quality Municipal Income Fund	18.00	2,432	11.1000	26,995
PNI	PIMCO New York Municipal Income Fund II	4.00	783	7.6600	5,998
					$ 150,002

(1)	All securities are represented entirely by contracts to purchase securities, which were entered into by the trust on the trust's inception date. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.
(2)	Valuation of securities was performed as of the Evaluation Time on February 1, 2024. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sale price using the market value per share. For foreign securities traded on a foreign exchange, if any, securities are generally valued at the closing sale price on the applicable exchange converted into U.S. dollars. The trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

36 Investment Summary

REIT PORTFOLIO, SERIES 30

Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

Investment Objective

The REIT Trust seeks to provide current income and the potential for capital appreciation by investing in a portfolio consisting of common stocks of real estate investment trusts (“REITs”).

Principal Investment Strategy

Under normal circumstances, the trust will invest at least 80% of the value of its assets in common stocks issued by U.S.-based REITs. REITs are financial vehicles that pool investors’ capital to purchase or finance real estate. The sponsor will select securities that it believes have the best potential to meet the trust’s investment objective. The focal points of the strategy will be diversification and dividend stability. The strategy as it pertains to diversification is multi-faceted. Diversification will be achieved at the issuer level, but also at the portfolio level with regards to both the property type and geographic location of the REITs’ holdings. The strategy relating to dividend safety will focus on cash flow coverage, overall leverage levels and debt maturity schedules. Both diversification and dividend stability will be considered within the context of relative value in terms of security pricing and dividend payment attractiveness. Certain of the common stocks of REITs held by the trust may be issued by small-capitalization and mid-capitalization companies. As a result of this strategy, the trust is concentrated in the real estate sector.

As of the date of deposit, this trust will hold a significant amount of its assets in common stocks of U.S.-based REITS of small- and mid-capitalizations.

Security Selection

When selecting the securities for the final portfolio, the sponsor considers (but are not limited to) the following factors:

•	The securities must be issued by companies structured as REITs.
•	The diversification benefits of the securities with respect to the issuer, the property types owned by the issuer and the geographic dispersion of the properties owned by the issuer.
•	The attractiveness of the dividend payments relative to REIT securities with similar characteristics.
•	The ability of the issuer to maintain its current dividend payment.
•	The overall condition of the issuers’ balance sheet.
•	The price of the securities relative to other securities with comparable characteristics.

Future Trusts

The sponsor may create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately six months after the trust’s initial date of deposit (the “Inception Date”) and upon the trust’s termination. Each trust is designed to be part of a longer term strategy.

Investment Summary 37

Essential Information
(as of the Inception Date)
Inception Date	February 2, 2024
Unit Price	$10.00
Termination Date	February 2, 2026
Distribution Date	25th day of each month
(commencing February 25, 2024, if any)
Record Date	15th day of each month
(commencing February 15, 2024, if any)
CUSIP Numbers
Cash Distributions
Standard Accounts	40177X142
Fee Account Cash	40177X167
Reinvested Distributions
Standard Accounts	40177X159
Fee Account Reinvest	40177X175
Ticker	CGRTEX

Portfolio Diversification

Approximate
Sector	Portfolio Percentage
Real Estate	100.00%
Total	100.00%

Country/Territory	Approximate
(Headquartered)	Portfolio Percentage
United States	100.00%
Total	100.00%

Market	Approximate
Capitalization	Portfolio Percentage
Small-Capitalization	26.00%
Mid-Capitalization	67.99
Large-Capitalization	6.01
Total	100.00%

Minimum Investment
All accounts	1 unit

Principal Risks

As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust’s investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities’ issuer or even perceptions of the issuer. Changes in legal, political, regulatory, tax and economic conditions may cause fluctuations in markets and securities prices, which could negatively impact the value of the trust. Additionally, events such as war, terrorism, natural and environmental disasters and the spread of infectious illnesses or other public health emergencies may adversely affect the economy, various markets and issuers. An outbreak of a novel form of coronavirus disease (“COVID-19”) was first detected in December 2019 and rapidly spread around the globe leading the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020 and resulting in major disruptions to economies and markets around the world. The complete economic impacts of COVID-19 are not yet fully known. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the trust and the trust's ability to achieve its investment objectives. Units of the trust are not deposits of any bank and

38 Investment Summary

are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

•	The trust invests in REITs and is concentrated in the real estate sector. As a result, the factors that impact the real estate sector will likely have a greater effect on this trust than on a more broadly diversified trust. REITs may concentrate their investments in specific geographic areas or in specific property types, such as, hotels, shopping malls, residential complexes and office buildings. The value of the REITs and other real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market and the real estate markets in the United States; and other factors beyond the control of the issuer of the security.
•	The trust invests in securities issued by small- and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Small- and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.
•	Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that share prices of the securities in the trust will not decline and that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.
•	The trust may be susceptible to potential risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the sponsor of the trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. In addition, cybersecurity breaches of the trust’s third-party service providers, or issuers in which the trust invests, can also subject the trust to many of the same risks associated with direct cybersecurity breaches.
•	The trust is subject to risks arising from various operational factors and their service providers. Operational factors include, but not limited to, human error, processing and communication errors, errors of the

Investment Summary 39

trust’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Additionally, the trust may be subject to the risk that a service provider may not be willing or able to perform their duties as required or contemplated by their agreements with the trust. Although the trust seeks to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.

•	Inflation may lead to a decrease in the value of assets or income from investments.
•	The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security’s outlook, rating, market value or yield may have changed.

See “Investment Risks” in Part A of the prospectus and “Risk Factors” in Part B of the prospectus for additional information.

Who Should Invest

You should consider this investment if:

•	The trust represents only a portion of your overall investment portfolio;
•	The trust is part of a longer-term investment strategy that may include investment in subsequent portfolios, if available; and
•	The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

You should not consider this investment if:

•	You are uncomfortable with the trust’s investment strategy;
•	You are uncomfortable with the risks of an unmanaged investment in securities; or
•	You are seeking capital preservation as a primary investment objective.

Fees and Expenses

The amounts below are estimates of the direct and indirect fees and expenses that you may incur based on a $10 unit price. Actual expenses may vary.

	Percentage
	of Public
	Offering	Amount Per
Investor Fees	Price (4)	100 Units
Initial sales fee
paid on purchase (1)	0.00%	$ 0.00
Deferred sales fee (2)	2.25	22.50
Creation and
development fee (3)	0.50	5.00
Maximum sales fees
(including creation
and development fee)	2.75%	$27.50

Estimated organization costs
(amount per 100 units as a
percentage of the public
offering price)	0.7242%	$7.242

40 Investment Summary

	Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price (4)	100 Units
Trustee’s fee	0.1050%	$1.050
Sponsor’s supervisory fee	0.0300	0.300
Evaluator’s fee	0.0350	0.350
Bookkeeping and
administrative fee	0.0350	0.350
Estimated other trust
operating expenses (5)	0.0416	0.416
Total	0.2466%	$2.466

(1)	The initial sales fee provided above is based on the unit price on the Inception Date. The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is equal to the difference between the maximum sales charge and the sum of any remaining deferred sales charge and creation and development fee (“C&D Fee”). The percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. When the Public Offering Price per unit equals $10, there is no initial sales charge. If the price you pay for your units exceeds $10 per unit, you will pay an initial sales charge. Despite the variability of the initial sales fee, each unitholder is obligated to pay the entire applicable maximum sales fee.
(2)	The deferred sales charge is a fixed dollar amount equal to $0.225 per unit and is deducted in monthly installments of $0.075 per unit on the last business day of September 2024 through November 2024. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 2.25% of the Public Offering Price unit. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 2.25% of the Public Offering Price. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments.
(3)	The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date. Units purchased after the close of the initial offering period do not pay the C&D Fee. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.75% of a unitholder’s initial investment.
(4)	Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.
(5)	The estimated trust operating expenses are based upon an estimated trust size. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

Example

This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year with the maximum sales fees, the trust’s operating expenses do not change and the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year	$ 374
3 years	795
5 years	1,241
10 years	2,246

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

See “Expenses of the Trust” in Part B of the prospectus for additional information.

Investment Summary 41

Trust Portfolio

Guggenheim Defined Portfolios, Series 2382
REIT Portfolio, Series 30
The Trust Portfolio as of the Inception Date, February 2, 2024

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	COMMON STOCKS (100.00%)
	Real Estate (100.00%)
APLE	Apple Hospitality REIT, Inc.	2.00%	183	$ 16.3900	$ 2,999
AVB	AvalonBay Communities, Inc.	2.97	25	178.1500	4,454
BXP	Boston Properties, Inc.	2.00	46	65.2900	3,003
BRX	Brixmor Property Group, Inc.	2.00	132	22.7600	3,004
BNL	Broadstone Net Lease, Inc.	2.00	182	16.4600	2,996
CTRE	CareTrust REIT, Inc.	4.00	286	20.9800	6,000
CUZ	Cousins Properties, Inc.	3.00	197	22.8600	4,503
DLR	Digital Realty Trust, Inc.	2.01	21	143.8500	3,021
DEA	Easterly Government Properties, Inc.	3.00	365	12.3200	4,497
EGP	EastGroup Properties, Inc.	3.05	25	182.9400	4,574
EPR	EPR Properties	2.00	68	44.0900	2,998
ELS	Equity LifeStyle Properties, Inc.	1.99	43	69.3900	2,984
EQR	Equity Residential	1.99	49	60.9600	2,987
EXR	Extra Space Storage, Inc.	4.00	41	146.0700	5,989
FR	First Industrial Realty Trust, Inc.	2.01	57	52.9600	3,019
FCPT	Four Corners Property Trust, Inc.	4.00	250	24.0200	6,005
GLPI	Gaming and Leisure Properties, Inc.	3.99	129	46.4400	5,991
HR	Healthcare Realty Trust, Inc.	4.00	362	16.5700	5,998
PEAK	Healthpeak Properties, Inc.	4.00	319	18.8200	6,004
INVH	Invitation Homes, Inc.	2.01	90	33.4500	3,011
KIM	Kimco Realty Corporation	2.00	146	20.5200	2,996
KRG	Kite Realty Group Trust	3.00	207	21.7200	4,496
NHI	National Health Investors, Inc.	4.00	112	53.5800	6,001
NSA	National Storage Affiliates Trust	2.00	79	38.0300	3,004
OHI	Omega Healthcare Investors, Inc.	3.99	203	29.5200	5,993
PLD	Prologis, Inc.	2.00	23	130.4400	3,000
PSA	Public Storage	4.01	21	286.4600	6,016
O	Realty Income Corporation	4.01	109	55.2500	6,022
REXR	Rexford Industrial Realty, Inc.	1.99	55	54.3400	2,989
SBRA	Sabra Health Care REIT, Inc.	4.00	446	13.4400	5,994
SPG	Simon Property Group, Inc.	4.00	43	139.4000	5,994
UDR	UDR, Inc.	2.00	82	36.5100	2,994

42 Investment Summary

Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 2382
REIT Portfolio, Series 30
The Trust Portfolio as of the Inception Date, February 2, 2024
		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	COMMON STOCKS (continued)
	Real Estate (continued)
VTR	Ventas, Inc.	2.99%	95	$ 47.2300	$ 4,487
VICI	VICI Properties, Inc.	3.99	193	31.0500	5,993
					$ 150,016

(1)	All securities are represented entirely by contracts to purchase securities, which were entered into by the trust on the trust’s inception date. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units. All securities are issued by real estate investment trusts (“REITs”).
(2)	Valuation of securities was performed as of the Evaluation Time on February 1, 2024. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sale price using the market value per share. For foreign securities traded on a foreign exchange, if any, securities are generally valued at the closing sale price on the applicable exchange converted into U.S. dollars. The trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

Investment Summary 43

US LOW VOLATILITY STRATEGY PORTFOLIO, SERIES 46

Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

Investment Objective

The US Low Volatility Trust seeks to provide total return that is comprised of current income and capital appreciation.

Principal Investment Strategy

Under normal circumstances, the trust invests at least 80% of the value of its assets in common stocks of U.S. companies that the sponsor believes are lower volatility securities. The trust applies a series of screens to determine the final portfolio, including measuring the volatility of a security by using the standard deviation of daily returns for the previous trailing year for such a security and selecting the securities with the lowest volatility. The trust seeks total returns that may exceed the S&P 500 Index’s market level in certain risk-adjusted return metrics. The sponsor, with the assistance of Guggenheim Partners Investment Management, LLC (“GPIM”), an affiliate of Guggenheim Partners, LLC, has selected the securities to be included in the trust’s portfolio. As a result of this strategy, the trust is concentrated in the consumer products sector and invests significantly in the industrials sector.

As of the date of deposit, the trust will hold a significant amount of its assets in mid- and large-capitalization companies and common stocks of U.S. companies.

Security Selection

The trust’s portfolio was constructed and the securities were selected on January 29, 2024 (the “Security Selection Date”) using the Security Selection Rules outlined below.

Security Selection Rules:

In constructing the trust’s portfolio, securities were selected based on the following rules-based criteria.

1.	Initial Universe: Start with all securities that trade on a major exchange as of the Security Selection Date. Note that while the final selection step will include a subset of the initial universe, this initial universe of large, mid, and small cap stocks is used for fundamental ranks in step 2.
2.	Rank on Fundamentals: Rank every company identified in the initial universe against other companies in the same sector, as defined by Global Industry Classification Standard. Each ranking is determined as of the Security Selection Date using the most recently reported information and uses a scale of 1 through 10 (1 representing the highest scoring 10% in the sector and 10 representing the lowest scoring 10% in the sector):
•	Return on assets as provided by S&P Compustat, and calculated as latest four quarters of reported operating income divided by the average of most recent reported total assets and year ago reported total assets.

44 Investment Summary

•	Earnings before interest, taxes, depreciation and amortization for the latest four quarters divided by enterprise value, as provided by S&P Compustat. Enterprise value is determined by adding the equity market capitalization as of the most recent closing price with the total outstanding long term and short term debt as determined by the most recently available balance sheet, and then subtracting any cash and short term investments, as determined by the most recently available balance sheet.
•	Year-over-year growth in sales per share, as provided by S&P Compustat. Trailing year-over-year growth is the percentage change in sales per-share for the trailing 12 months versus the sales per-share from the prior 12 months. Sales per-share is the trailing 12 months of sales from the most recent trailing quarterly filings divided by the end of period reported count of common shares outstanding used to calculate basic earnings per share.

Each financial metric will create a separate score so that every company will have three scores. These three scores are averaged together to create one composite score for a company. This composite score is used to rank the companies in the next step in order to determine the sub-universe of securities.

3.	Define Sub-Universe: Reduce the initial universe of securities to a sub-universe that meets the following requirements, with each requirement being applied independently to the initial universe from the other requirements in this step, as of the Security Selection Date:
•	Exclude the lowest ranked 25% of securities from the initial universe determined by the average of the three financial rankings described in step 2.
•	Exclude the 20% of the initial universe with the lowest trailing 6 month total return.
•	Exclude securities that are not members of the S&P 500 Index.
•	Exclude all securities whose standard deviation of daily returns for the trailing year, as provided by FactSet, is above the median of that metric amongst all S&P 500 Index members.
•	Exclude all securities whose standard deviation of trailing 36 monthly returns, as provided by FactSet, is above the median of that metric amongst all S&P 500 Index members or which do not have 36 months of trading history.
•	Exclude all securities whose Beta, as provided by FactSet based on the trailing 2 years of weekly returns, is above the median of that metric amongst all S&P 500 Index members.
•	Exclude securities with a market capitalization less than $1 billion, as provided by FactSet based on the closing price as of the Security Selection Date.
•	Exclude securities with trading liquidity of less than $1 million, as determined by the median daily

Investment Summary 45

dollar trading volume (i.e., volume in shares multiplied by the closing price for the day, as provided by FactSet) during a 90 trading day look back from the Security Selection Date.

•	Exclude securities with share price less than $5.
•	Exclude securities that have a pending cash or stock merger and acquisition or bankruptcy announcement which will lead to delisting the security. Such events will be determined by reviewing the corporate action announcement data from Bloomberg where the announced date falls before the Security Selection Date.
4.	Selection: Select from the sub-universe the 30 securities with the lowest volatility, as measured by standard deviation of daily returns as sourced from FactSet for the previous trailing year, and equally weight these securities as of Security Selection Date. Selected securities must adhere to the following portfolio limits:
•	Maximum 25% weight in any sector (as defined by Global Industry Classification Standard).
•	Maximum 10% weight in any industry (as defined by Global Industry Classification Standard).
•	Maximum 20% weight in non-US countries (as defined by Bloomberg L.P. index methodology for country categorization).

Once any of the investment limitations has been reached, additional securities of that kind will not be included in the trust and the next lowest volatility security will be used.

Please note that due to the fluctuating nature of security prices, the weighting of an individual security, sector or industry in the trust portfolio may change after the Security Selection Date.

Guggenheim Partners
Investment Management, LLC

Guggenheim Partners Investment Management, LLC is a subsidiary of Guggenheim Partners, LLC and an affiliate of the sponsor, which offers financial services expertise within its asset management, investment advisory, capital markets, institutional finance and merchant banking business lines. Clients consist of a mix of individuals, family offices, endowments, foundations, insurance companies, pension plans and other institutions that together have entrusted the firm with supervision of more than $100 billion in assets. A global diversified financial services firm, Guggenheim Partners, LLC office locations include New York, Chicago, Los Angeles, Miami, Boston, Philadelphia, St. Louis, Houston, London, Dublin, Geneva, Hong Kong, Singapore, Mumbai and Dubai.

The sponsor is also a subsidiary of Guggenheim Partners, LLC. See “General Information” for additional information.

46 Investment Summary

Future Trusts

The sponsor may create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately three months after the trust’s initial date of deposit (the “Inception Date”) and upon the trust’s termination. Each trust is designed to be part of a longer term strategy.

Hypothetical Performance Information

The hypothetical returns are not the actual returns of the trust and are not guaranteed. Simulated returns are hypothetical, meaning that they do not represent actual trading, and thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the strategy designed with the full benefit of hindsight.

The following table compares the hypothetical performance information for the trust’s security selection strategy (the “Strategy”) to the actual performance of the S&P 500 Index®, in each of the full years listed below (and as of the most recent month-end). The hypothetical strategy is identical to the Strategy. Hypothetical performance of the Strategy is based on the assumption that the Strategy is used to select a hypothetical portfolio on the last business day of each year, the hypothetical portfolio is held for a one year term and then sold, and then a new hypothetical portfolio is selected by the Strategy. In the following table, Strategy stocks for a given year consist of the common stocks selected by applying the Strategy as of the last business day of each year, for example, the Strategy stocks for 2013 were selected by applying the Strategy as of December 31, 2012 (and not the date the trust actually sells units). These hypothetical returns should not be used to predict future performance of the trust. Hypothetical returns from the trust will differ from its selection strategy for several reasons, including the following:

•	Hypothetical Total Return figures shown do not reflect commissions paid by the trust on the purchase of the securities or taxes incurred by you.
•	Hypothetical Strategy returns are for calendar years (and through the most recent month), while the trust begins and ends on various dates.
•	Extraordinary market events that are not expected to be repeated and may have affected performance.
•	Hypothetical Strategy returns are based on hypothetical portfolios selected according to the Strategy on the last business day of each calendar year, while the trust has a maturity of approximately 15 months.
•	The trust may not be fully invested at all times or weighted in all securities according to the Strategy at all times. This may happen because the trust may purchase additional securities to create units and such purchases may not exactly replicate the portfolio. In addition, the trust may sell securities to pay expenses, meet redemptions or to protect the trust and the sale of such securities may cause the trust to vary from the Strategy.
•	Securities may be purchased or sold by the trust at prices different from the closing prices used in buying and selling units.

You should note that the trust is not designed to parallel movements in any index, and it is not

Investment Summary 47

expected that it will do so. In fact, the Strategy underperformed its comparative index in certain years, and the sponsor cannot guarantee that the trust will outperform its respective index over the life of the trust or over consecutive rollover periods, if available.

S&P 500 Index. The S&P 500 Index is a capitalization-weighted index of 500 companies (the “Index”). The Index is regarded as a gauge of large-capitalization U.S. equities and covers approximately 80% of available market capitalization. Indices are statistical composites and their returns do not include payment of any sales charges or fees an investor would pay to purchase the securities they represent. Such costs would lower performance. The Index is unmanaged and it is not possible to invest directly in the Index. The historical performance of the Index is shown for illustrative purposes only; it is not meant to forecast, imply or guarantee the future performance of any particular investment or the trust, which will vary. Securities in which the trust invests may differ from those in the Index. The trust will not try to replicate the performance of these indices and will not necessarily invest any substantial portion of its assets in securities in the Index. There is no guarantee that the perceived intrinsic value of a security will be realized.

Hypothetical Comparison of Total Return

	Hypothetical	S&P 500
	Strategy	Index®
	Total	Total
Year	Returns	Returns
2000+	18.60%	-9.10%
2001	0.42%	-11.89%
2002	-5.97%	-22.10%
2003	17.92%	28.68%
2004	15.37%	10.88%
2005	1.03%	4.91%
2006	16.78%	15.79%
2007	0.45%	5.49%
2008	-23.09%	-37.00%
2009	13.22%	26.47%
2010	10.73%	15.06%
2011	8.10%	2.63%
2012	7.02%	16.00%
2013	20.85%	32.39%
2014	12.59%	13.68%
2015	0.00%	1.37%
2016	9.51%	11.96%
2017	14.65%	21.82%
2018	-2.57%	-4.39%
2019	22.07%	31.48%
2020	-0.75%	18.39%
2021	20.70%	28.68%
2022	-7.52%	-18.13%
2023	-2.24%	26.26%

+ These returns are the result of extraordinary market events and are not expected to be repeated.

48 Investment Summary

Hypothetical Comparison of Average
Annual Return for Periods Ending
December 31, 2023

	Hypothetical	S&P 500
	Strategy	Index®
	Average	Average
	Annual	Annual
Period	Return	Return
1 Year	-2.24%	26.26%
5 Year	5.74%	15.67%
10 Year	6.18%	12.02%
Life of Model
(12/31/99)	6.40%	7.05%

PAST PERFORMANCE IS NO
GUARANTEE OF FUTURE RESULTS.

Past performance of the Strategy is hypothetical and does not represent any actual trust and is not guaranteed. The trust’s actual performance may be materially different from the hypothetical performance. It is shown for illustrative purposes only and is not intended to indicate the future performance of any investment, including the trust. The source of the pricing information for the hypothetical performance data is FactSet and the hypothetical performance data has been calculated by the sponsor. The hypothetical performance data has not been verified or audited by a third party. Hypothetical Strategy figures reflect the deduction of the maximum sales charge, the estimated trust operating expenses and the estimated organization costs. The hypothetical Strategy total return figures have not been reduced by estimated brokerage commissions and other transaction costs paid by the trust in acquiring the securities or any taxes incurred by unitholders. The hypothetical Strategy total return figures do not reflect the expenses of the underlying funds.

Hypothetical total return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical total return figures assume that all dividends are reinvested monthly.

Securities are selected through application of the Strategy as of the last business day of each year. If a security which is selected by the Strategy is merged out of existence, de-listed or suffers a similar fate during the period in which the hypothetical Strategy performance is being measured, such security will not be replaced by another security during that period and the return of such security will not be annualized in the calculation of the hypothetical returns.

Essential Information
(as of the Inception Date)

Inception Date	February 2, 2024
Unit Price	$10.00
Termination Date	May 5, 2025
Distribution Date	25th day of each month
(commencing February 25, 2024, if any)
Record Date	15th day of each month
(commencing February 15, 2024, if any)

CUSIP Numbers
Cash Distributions
Standard Accounts	40177X183
Fee Account Cash	40177X209
Reinvested Distributions
Standard Accounts	40177X191
Fee Account Reinvest	40177X217

Ticker	CULOUX

Investment Summary 49

Portfolio Diversification
Approximate
Sector	Portfolio Percentage
Communication Services	3.35%
Consumer Discretionary	13.36
Consumer Staples	23.29
Financials	16.65
Health Care	6.67
Industrials	23.45
Information Technology	3.27
Utilities	9.96
Total	100.00%

Country/Territory	Approximate
(Headquartered)	Portfolio Percentage
United States	100.00%
Total	100.00%

Market	Approximate
Capitalization	Portfolio Percentage
Mid-Capitalization	33.22%
Large-Capitalization	66.78
Total	100.00%

Minimum Investment
All accounts	1 unit

Principal Risks

As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust’s investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities’ issuer or even perceptions of the issuer. Changes in legal, political, regulatory, tax and economic conditions may cause fluctuations in markets and securities prices, which could negatively impact the value of the trust. Additionally, events such as war, terrorism, natural and environmental disasters and the spread of infectious illnesses or other public health emergencies may adversely affect the economy, various markets and issuers. An outbreak of a novel form of coronavirus disease (“COVID-19”) was first detected in December 2019 and rapidly spread around the globe leading the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020 and resulting in major disruptions to economies and markets around the world. The complete economic impacts of COVID-19 are not yet fully known. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the trust and the trust's ability to achieve its investment objectives. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
•	Securities selected according to this strategy may not perform as intended. The trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the trust’s investment strategy is designed to achieve the trust’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the

50 Investment Summary

intended results and there is no guarantee that the investment objective will be achieved.

•	The trust is concentrated in the consumer products sector. As a result, the factors that impact the consumer products sector will likely have a greater effect on this trust than on a more broadly diversified trust. General risks of companies in the consumer products sector include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased government regulation. A weak economy and its effect on consumer spending would adversely affect companies in the consumer products sector.
•	The trust invests significantly in the industrials sector. As a result, the factors that impact the industrials sector will likely have a greater effect on this trust than on a more broadly diversified trust. Industrials companies are affected by various factors, including the general state of the economy, exchange rates, commodity prices, intense competition, consolidation, domestic and international politics, government regulation, import controls, excess capacity, consumer demand and spending trends. In addition, industrials companies may also be significantly affected by overall capital spending levels, economic cycles, rapid technological changes, delays in modernization, labor relations, environmental liabilities, governmental and product liability and e-commerce initiatives.
•	The trust invests in securities issued by mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.
•	Share prices or distributions on the securities in the trust may decline during the life of the trust. There is no guarantee that share prices of the securities in the trust will not decline and that the issuers of the securities will declare distributions in the future and, if declared, whether they will remain at current levels or increase over time.
•	The trust may be susceptible to potential risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the sponsor of the trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. In addition, cybersecurity breaches of the trust’s third-party service providers, or issuers in which the trust invests, can also subject the trust to many of the same risks associated with direct cybersecurity breaches.

Investment Summary 51

•	The trust is subject to risks arising from various operational factors and their service providers. Operational factors include, but not limited to, human error, processing and communication errors, errors of the trust’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Additionally, the trust may be subject to the risk that a service provider may not be willing or able to perform their duties as required or contemplated by their agreements with the trust. Although the trust seeks to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.
•	Inflation may lead to a decrease in the value of assets or income from investments.
•	The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security’s outlook, market value or yield may have changed.

See “Investment Risks” in Part A of the prospectus and “Risk Factors” in Part B of the prospectus for additional information.

Who Should Invest

You should consider this investment if:

•	The trust represents only a portion of your overall investment portfolio;
•	The trust is part of a longer-term investment strategy that may include the investment in subsequent portfolios, if available; and
•	The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

You should not consider this investment if:

•	You are uncomfortable with the trust’s investment strategy;
•	You are uncomfortable with the risks of an unmanaged investment in securities; or
•	You want capital preservation.

Fees and Expenses

The amounts below are estimates of the direct and indirect fees and expenses that you may incur based on a $10 unit price. Actual expenses may vary.

	Percentage
	of Public
	Offering	Amount Per
Investor Fees	Price (4)	100 Units
Initial sales fee
paid on purchase (1)	0.00%	$ 0.00
Deferred sales fee (2)	1.35	13.50
Creation and
development fee (3)	0.50	5.00
Maximum sales fees
(including creation
and development fee)	1.85%	$18.50
Estimated organization costs
(amount per 100 units as a
percentage of the public
offering price)	0.7125%	$7.125

52 Investment Summary

	Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price (4)	100 Units
Trustee’s fee	0.1050%	$1.050
Sponsor’s supervisory fee	0.0300	0.300
Evaluator’s fee	0.0350	0.350
Bookkeeping and
administrative fee	0.0350	0.350
Estimated other trust
operating expenses (5)	0.0389	0.389
Total	0.2439%	$2.439

(1)	The initial sales fee provided above is based on the unit price on the Inception Date. The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is equal to the difference between the maximum sales charge and the sum of any remaining deferred sales charge and creation and development fee (“C&D Fee”). The percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. When the Public Offering Price per unit equals $10, there is no initial sales charge. If the price you pay for your units exceeds $10 per unit, you will pay an initial sales charge. Despite the variability of the initial sales fee, each unitholder is obligated to pay the entire applicable maximum sales fee.
(2)	The deferred sales charge is a fixed dollar amount equal to $0.135 per unit and is deducted in monthly installments of $0.045 per unit on the last business day of June 2024 through August 2024. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 1.35% of the Public Offering Price unit. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 1.35% of the Public Offering Price. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments.
(3)	The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. Units purchased after the close of the initial offering period do not pay the C&D Fee. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 1.85% of a unitholder’s initial investment.
(4)	Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.
(5)	The estimated trust operating expenses are based upon an estimated trust size. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

Example

This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year with the maximum sales fees, the trust’s operating expenses do not change and the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year	$ 282
3 years	864
5 years	1,470
10 years	3,094

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

See “Expenses of the Trust” in Part B of the prospectus for additional information.

Investment Summary 53

Trust Portfolio

Guggenheim Defined Portfolios, Series 2382
US Low Volatility Strategy Portfolio, Series 46
The Trust Portfolio as of the Inception Date, February 2, 2024

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	COMMON STOCKS (100.00%)
	Communication Services (3.35%)
TMUS	T-Mobile US, Inc.	3.35%	31	$ 162.5000	$ 5,038
	Consumer Discretionary (13.36%)
DRI	Darden Restaurants, Inc.	3.34	30	167.2300	5,017
MCD	McDonald’s Corporation	3.37	17	298.0800	5,067
TJX	TJX Companies, Inc.	3.35	52	97.0600	5,047
YUM	Yum! Brands, Inc.	3.30	38	130.4500	4,957
	Consumer Staples (23.29%)
KO	Coca-Cola Company	3.32	82	60.9800	5,000
CL	Colgate-Palmolive Company	3.32	58	86.1200	4,995
KMB	Kimberly-Clark Corporation	3.36	41	123.4300	5,061
PEP	PepsiCo, Inc.	3.31	29	171.7000	4,979
PM	Philip Morris International, Inc.	3.35	54	93.2900	5,038
PG	Procter & Gamble Company	3.28	31	159.1800	4,935
WMT	Walmart, Inc.	3.35	30	168.3100	5,049
	Financials (16.65%)
BRK/B	Berkshire Hathaway, Inc. (3)	3.34	13	386.4400	5,024
CBOE	Cboe Global Markets, Inc.	3.32	27	184.7300	4,988
L	Loews Corporation	3.32	69	72.3000	4,989
MMC	Marsh & McLennan Companies, Inc.	3.35	26	193.7400	5,037
V	Visa, Inc.	3.32	18	277.0500	4,987
	Health Care (6.67%)
COR	Cencora, Inc.	3.31	21	236.9200	4,975
JNJ	Johnson & Johnson	3.36	32	158.3600	5,068
	Industrials (23.45%)
AME	AMETEK, Inc.	3.31	30	165.8700	4,976
GD	General Dynamics Corporation	3.37	19	266.8700	5,071
HON	Honeywell International Inc	3.28	25	197.3100	4,933
LMT	Lockheed Martin Corporation	3.43	12	429.7700	5,157
OTIS	Otis Worldwide Corporation	3.33	56	89.5800	5,016
RSG	Republic Services, Inc.	3.35	29	173.8300	5,041
WM	Waste Management, Inc.	3.38	27	188.4200	5,087
	Information Technology (3.27%)
ROP	Roper Technologies, Inc.	3.27	9	545.8100	4,912

54 Investment Summary

Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 2382
US Low Volatility Strategy Portfolio, Series 46
The Trust Portfolio as of the Inception Date, February 2, 2024

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	COMMON STOCKS (continued)
	Utilities (9.96%)
ATO	Atmos Energy Corporation	3.31%	43	$ 115.7900	$ 4,979
ED	Consolidated Edison, Inc.	3.33	54	92.7800	5,010
DUK	Duke Energy Corporation	3.32	51	97.7900	4,987
					$ 150,420

(1)	All securities are represented entirely by contracts to purchase securities, which were entered into by the trust on the trust’s inception date. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.
(2)	Valuation of securities was performed as of the Evaluation Time on February 1, 2024. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sale price using the market value per share. For foreign securities traded on a foreign exchange, if any, securities are generally valued at the closing sale price on the applicable exchange converted into U.S. dollars. The trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

The following footnotes only apply when noted.

(3)	Non-income producing security.
(4)	U.S.-listed foreign security based on the country of incorporation, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.
(5)	American Depositary Receipt (“ADR”)/Global Depositary Receipt (“GDR”)/CHESS Depositary Interest (“CDI”)/New York Registry Share.
(6)	Foreign security listed on a foreign exchange, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.
(7)	Common stock of a real estate investment trust (“REIT”).
(8)	Common stock of a master limited partnership (“MLP”).

Investment Summary 55

UNDERSTANDING YOUR INVESTMENTS

How to Buy Units

You can buy units of your trust on any business day by contacting your financial professional. Public offering prices of units are available daily on the Internet at www.guggenheiminvestments.com. The unit price includes:

•	the value of the securities,
•	organization costs,
•	the maximum sales fee (which includes an initial sales fee, if applicable, a deferred sales fee and the creation and development fee), and
•	cash and other net assets in the portfolio.

We often refer to the purchase price of units as the “offer price” or the “Public Offering Price.” We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

Value of the Securities. The sponsor serves as the evaluator of your trust (the “evaluator”). We cause the trustee to determine the value of the securities as of the close of the New York Stock Exchange on each day that the exchange is open (the “Evaluation Time”).

Pricing the Securities. The value of securities is generally determined by using the last sale price for securities traded on a national or foreign securities exchange or the NASDAQ Stock Market. In some cases we will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a security is not principally traded on a national or foreign securities exchange or the NASDAQ Stock Market, or if the market quotes are unavailable or inappropriate.

If applicable, the trustee or its designee will value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market prices if the market quotes are unavailable or inappropriate.

The trustee determined the initial prices of the securities shown in “Trust Portfolio” for your trust in this prospectus. Such prices were determined as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees, the portfolio consulting fee, if applicable, and the initial fees and expenses of the trustee. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor. The estimated organization costs shown under the “Investment Summary – Fees and Expenses” section for each trust are based upon an estimated trust size. Because certain of the organization costs are fixed amounts, if a trust does not reach such

56 Understanding Your Investments

estimated size, the actual amount of organization costs may exceed the estimated amounts. However, the sponsor has agreed to cap the organization costs so that you will not pay more than 0.80% of the public offering price ($8.00 per 100 units) in organization costs.

Transactional Sales Fee. You pay a fee when you buy units. We refer to this fee as the “transactional sales fee.” The transactional sales fee for a trust typically has only a deferred component of 1.35% of the Public Offering Price for the Diversified Income Wave Trust and US Low Volatility Trust and 2.25% for the Energy Innovation Trust, the National Municipal Trust, the New York Municipal Trust and the REIT Trust, based on a $10 unit. This percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies.

The transactional sales fee does not include the C&D Fee which is described in “Fees and Expenses” in Part A of the prospectus and under “Expenses of the Trust” in Part B of the prospectus.

Initial Sales Fee. On the date of deposit, the trusts do not charge an initial sales fee. However, you will be charged an initial sales fee if you purchase your units after the first deferred sales fee payment has been assessed or if the price you pay for your units exceeds $10 per unit. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales fee (1.85% of the Public Offering Price for the Diversified Income Wave Trust and US Low Volatility Trust and 2.75% of the Public Offering Price for the Energy Innovation Trust, the National Municipal Trust, the New York Municipal Trust and the REIT Trust) and the sum of the maximum remaining deferred sales fee and the C&D Fee (initially $0.185 per unit for the Diversified Income Wave Trust and US Low Volatility Trust and $0.275 per unit for the Energy Innovation Trust, the National Municipal Trust, the New York Municipal Trust and the REIT Trust). The dollar amount and percentage amount of the initial sales fee will vary over time.

Deferred Sales Fee. We defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.135 per unit for the Diversified Income Wave Trust and US Low Volatility Trust and $0.225 per unit for the Energy Innovation Trust, the National Municipal Trust, the New York Municipal Trust and the REIT Trust). You pay any remaining deferred sales fee when you sell or redeem units. The trusts may sell securities to meet the trusts’ obligations with respect to the deferred sales fee. Thus, no assurance can be given that a trust will retain its present size and composition for any length of time.

In limited circumstances and only if deemed in the best interests of unitholders, the sponsor may delay the payment of the deferred sales fee from the dates listed under “Fees and Expenses.”

When you purchase units of your trust, if your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, the sponsor will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units by providing you with additional units.

Advisory and Fee Accounts. We eliminate your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions

Understanding Your Investments 57

or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed (a “Fee Account”).

This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount, however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvest into additional units of your trust or receive cash distributions. We reserve the right to limit or deny purchases of units not subject to the transactional sales fee by investors whose frequent trading activity we determine to be detrimental to your trust. We, as sponsor, will receive and you will pay the C&D Fee. See “Expenses of the Trust” in Part B of the prospectus for additional information.

Employees. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household and parents) of Guggenheim Funds and its affiliates, or by employees of selling firms, their affiliates and their family members (spouses, children under the age of 21 living in the same household and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount. All employee discounts are subject to the policies of the related selling firm, including any eligibility limitations enforced by the selling firm.

Certain Self-Directed Brokerage Platforms. Purchases of units through E*TRADE and/or any other Morgan Stanley self-directed brokerage platform will be executed at the public offering price less the portion of the transactional sales fee that would be paid to distribution firms. You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D fee. This discount applies during the initial offering period and in the secondary market.

Dividend Reinvestment Plan. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

See “Purchase, Redemption and Pricing of Units” in Part B of the prospectus for more information regarding buying units.

How We Distribute Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid is 1.25% of the Public Offering Price per unit of the Diversified Income Wave Trust and US Low Volatility Trust and 2.00% of the Public Offering Price per unit of the Energy Innovation Trust, the National

58 Understanding Your Investments

Municipal Trust, the New York Municipal Trust and the REIT Trust.

Eligible dealer firms and other selling agents that sell units of Guggenheim Funds unit trusts in the primary market to financial intermediaries other than the sponsor are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust’s prospectus. For this volume concession, Guggenheim Investment Grade Corporate Trust 3-7 Year, Investment Grade Corporate Trust 3-7 Year, Guggenheim Investment Grade Corporate Trust 5-8 Year and Guggenheim Short Duration High Yield Trust are designated as “Fixed Income Trusts” and all other Guggenheim Funds unit trusts are designated as “Equity Trusts.” Sales of units from the following Guggenheim Funds unit trust strategies will not count toward this volume concession: Advisory Series: Guggenheim Investment Grade Corporate Trust 3-7 Year; Advisory Series: Investment Grade Corporate 3-7 Year Trust; Blue Chip Growth Portfolio, CDA; ARK Early Stage Disruptors Portfolio, CDA; Dow 50 Value Dividend Portfolio, CDA; Kensho Space Exploration & Innovation Portfolio, CDA and S&P Dividend Aristocrats Select 25 Strategy Portfolio, CDA. Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of eligible Guggenheim Funds unit investment trusts to financial intermediaries other than the sponsor in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

	Additional	Additional
	Concession	Concession for
Total Sales	for Equity	Fixed Income
(in millions)	Trust Units	Trust Units
$25 but less
than $100	0.035%	0.035%
$100 but less
than $150	0.050%	0.050%
$150 but less
than $250	0.075%	0.075%
$250 but less
than $1,000	0.100%	0.100%
$1,000 but less
than $5,000	0.125%	0.100%
$5,000 but less
than $7,500	0.150%	0.100%
$7,500 or more	0.175%	0.100%

Dealer firms or other selling agents deemed to be an underwriter for a Fixed Income Trust will not be eligible to receive the above sales concession on the underwritten units for that trust. However, Fixed Income Trust units sold in an underwriting to financial intermediaries other than the sponsor will be included in the total sales calculation when determining the appropriate sales concession level for the dealer firm or other selling agent. Please see the respective Fixed Income Trust’s prospectus for more information.

To the extent a dealer firm or other selling agent collects from the sponsor onboarding or due diligence fees associated with the onboarding of a Guggenheim Funds unit investment trust, the sponsor may determine that such fees will reduce the amount of the additional sales concession paid to that firm or agent.

Eligible unit trusts include Fixed Income Trusts and Equity Trusts sold in the primary market to financial intermediaries other than the sponsor. Redemptions of units during the primary offering period will reduce the amount of units used to calculate the volume

Understanding Your Investments 59

concessions. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.

Guggenheim Funds reserves the right to modify or terminate the volume concession program at any time. The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

In addition to the concessions described above, the sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to the trusts to their customers.

Other Compensation and Benefits to Broker-Dealers. The sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of your trust and other Guggenheim products. This compensation is intended to result in additional sales of Guggenheim products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Guggenheim products by the intermediary or its agents, the placing of Guggenheim products on a preferred or recommended product list, access to an intermediary’s personnel, and other factors.

The sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the sponsor’s products. The sponsor may make such payments to many intermediaries that sell Guggenheim products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

Payments of such additional compensation, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend a Guggenheim product, including your trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional’s responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is

60 Understanding Your Investments

equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost the amounts set forth in your “Trust Portfolio” on the initial deposit of securities into your trust.

See “Purchase, Redemption and Pricing of Units” in Part B of the prospectus for additional information.

How to Sell Your Units

You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.guggenheiminvestments.com or through your financial professional. We often refer to the sale price of units as the “liquidation price.” You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include organization costs. After such period, the amount paid will not include such organization costs. If units of a trust are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

Selling Units. We do not intend to but may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the Public Offering Price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

Redeeming Units. You may also be able to redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see “Purchase, Redemption and Pricing of Units–Redemption” in Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors’ Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

If you redeem your units, the trustee will generally send you a payment for your units no later than two business days after it receives all necessary documentation. At the sponsor’s discretion, certain redemptions may be made by an in-kind distribution of the securities underlying the units in lieu of cash.

You can generally request an in-kind distribution of the securities underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units, and you have held your units through the

Understanding Your Investments 61

end of the initial offering period. This option is generally available only for securities traded and held in the United States and is not available within 30 business days of a trust’s termination. We may modify or discontinue this option at any time without notice. If you request an in-kind distribution of the securities underlying units of your trust, you will incur any distribution or service fees (Rule 12b-1 fees) applicable to those securities.

For more complete information regarding selling or redeeming your units, see “Purchase, Redemption and Pricing of Units” in Part B of the prospectus.

Distributions

Dividends. Your trust generally pays dividends from its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

•	reinvest distributions in additional units of your trust at no fee, or
•	receive distributions in cash.

You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value two business days prior to the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

Distributions will be made from the Income and Capital Accounts on the distribution date provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of your trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of your trust.

In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or default on interest payments, trust expenses change or as a result of changes in a trust’s portfolio.

Reinvest in Your Trust. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the “Investment Summary” section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee. This reinvestment option may be subject to availability or limitation by the broker-dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time.

Reports. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust’s activity and certain tax information. Annual reports for 2022 and future years will not be distributed by the trustee in paper form. The annual reports are posted to the sponsor’s website (www.guggenheiminvestments.com) in the UIT

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Literature link and retrievable by CUSIP. You may also request one be sent to you by calling the sponsor at 800-621-9944. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

See “Administration of the Trust” in Part B of the prospectus for additional information.

Investment Risks

All investments involve risk. This section describes the main risks that can impact the value of the securities in your trust. You should understand these risks before you invest. You could lose some or all of your investment in your trust. Recently, equity markets have experienced significant volatility. If the value of the Closed-End Funds in your trust falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

Market risk. Market risk is the risk that a particular security in a trust, the trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including:

•	General securities markets movements;
•	Changes in the financial condition of an issuer or a sector;
•	Changes in perceptions about an issuer or a sector;
•	Interest rates and inflation;
•	Governmental policies and litigation; and
•	Purchases and sales of securities by a trust.

Changes in legal, political, regulatory, tax and economic conditions may cause fluctuations in markets and securities prices, which could negatively impact the value of the trusts. Additionally, events such as war, terrorism, natural and environmental disasters and the spread of infectious illnesses or other public health emergencies may adversely affect the economy, various markets and issuers. An outbreak of a novel form of coronavirus disease (“COVID-19”) was first detected in December 2019 and rapidly spread around the globe leading the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020 and resulting in major disruptions to economies and markets around the world. The complete economic impacts of COVID-19 are not yet fully known. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the trust and the trust's ability to achieve its investment objectives.

Even though we carefully supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

Closed-End Fund risk. The Diversified Income Wave Trust, National Municipal Trust and New York Municipal Trust invest in Closed-End Funds. Closed-End Funds are subject to various risks, including management’s ability to meet the Closed-End Fund’s investment objective and to manage the Closed-End Fund’s portfolio during periods of market turmoil and as investors’ perceptions regarding Closed-End Funds or their underlying investments change.

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Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Certain Closed-End Funds included in the trusts may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a Closed-End Fund, this leverage also subjects the Closed-End Fund to increased risks, including the likelihood of increased volatility and the possibility that the Closed-End Fund’s common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises. In addition, Closed-End Funds are subject to their own annual fees and expenses, including a management fee. Such fees reduce the potential benefits associated with owning a Closed-End Fund and are in addition to your trust’s expenses.

Investment strategy risk. The trusts are exposed to additional risk due to their policy of investing in accordance with an investment strategy. Although a trust’s investment strategy is designed to achieve the trust’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

Consumer products sector risk. The US Low Volatility Trust is concentrated in the consumer products sector. As a result, the factors that impact the consumer products sector will likely have a greater effect on this trust than on a more broadly diversified trust. General risks of companies in the consumer products sector include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased government regulation. Generally, spending on consumer products is affected by the health of consumers. Companies in the consumer products sector are subject to government regulation affecting the permissibility of using various food additives and production methods, which regulations could affect company profitability. Tobacco companies may be adversely affected by the adoption of proposed legislation and/or by litigation. Also, the success of foods and soft drinks may be strongly affected by fads, marketing campaigns and other factors affecting supply and demand. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Innovative energy companies risk. The Energy Innovation Trust invests in innovative energy companies. Although the trust’s investment strategy is designed to achieve the trust’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved. Companies that are attempting to create new technologies or novel product solutions for the way energy is produced, stored and/or consumed may not in fact do so. Additionally, companies that initially develop a novel technology or solution may not be able to capitalize on it. Companies may face political or legal attacks from competitors, industry groups or local and national governments. Innovative energy companies are subject to the risk that regulatory oversight could increase in the future, which could increase costs and adversely impact the business. The trust may invest in a company that does not currently derive any revenue from innovative energy technologies or solutions, and there is no assurance that a company will derive

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any revenue from innovative energy technologies or solutions in the future. The innovative energy technology or solution may constitute a small portion of a company’s overall business. As a result, the success of an innovative energy technology or solution may not affect the value of the equity securities issued by the company.

Energy sector risk. The Energy Innovation Trust is concentrated in the energy sector. As a result, the factors that impact the energy sector will likely have a greater effect on this trust than on a more broadly diversified trust. The trust includes securities of companies in the energy sector, which may include, but not limited to, companies that explore for, produce, refine, distribute or sell petroleum, gas products or consumable fuels, or provide parts or services to petroleum, gas or consumable fuel companies. Companies in this sector are subject to volatile fluctuations in price and supply of energy fuels and can be impacted by international politics, including the unrest and hostilities in the Middle East, terrorist attacks, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Natural disasters will also impact companies in the energy sector. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. In addition, declines in U.S. and Russian crude oil production will likely lead to a greater world dependence on oil from OPEC nations which may result in more volatile oil prices.

Industrials sector risk. The Energy Innovation Trust is concentrated in and the US Low Volatility Trust invests significantly in the industrials sector. As a result, the factors that impact the industrials sector will likely have a greater effect on these trusts than on a more broadly diversified trust. The value of securities issued by industrials companies may be adversely affected by supply and demand related to their specific products or services and industrials sector products in general. The products of manufacturing companies may face obsolescence due to rapid technological developments and frequent new product introduction. World events and changes in government regulations, import controls, economic conditions and exchange rates may adversely affect the performance of companies in the industrials sector. Industrials companies may be adversely affected by liability for environmental damage and product liability claims. Industrials companies may also be adversely affected by changes or trends in commodity prices, which may be influenced by unpredictable factors. Other factors that may impact industrials companies include intense competition, consolidation, spending trends, economic cycles, delays in modernization, labor relations, and e-commerce initiatives.

Utilities sector risk. The Energy Innovation Trust invests significantly in the utilities sector. As a result, the factors that impact the utilities sector will likely have a greater effect on this trust than on a more broadly diversified trust. Companies in the utilities sector must contend with the following: fluctuating consumer demand; energy conservation; the imposition of rate caps; the difficulty in obtaining fuel at reasonable prices; the difficulty of the capital market in absorbing utility debt; competition; price and supply fluctuations; international politics; interest rate fluctuations; taxes; and government regulation or deregulation. Increasing sensitivity to environmental concerns may pose challenges to utility companies over the coming decade.

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Interest rate risk. Interest rate risk is the risk that the value of securities held by a Closed-End Fund in the Diversified Income Wave Trust, National Municipal Trust or New York Municipal Trust will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes. The trusts may be subject to greater risk of rising interest rates than would normally be the case due to the current economic environment and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives.

Credit and dividend payment risk. Credit risk is the risk that an issuer of a security or a Closed-End Fund held by the Diversified Income Wave Trust, the National Municipal Trust or the New York Municipal Trust is unable or unwilling to make dividend interest and/or principal payments. High-yield or “junk” securities that are rated below investment-grade are generally more susceptible to credit risk than investment-grade securities.

Call risk. Call risk is the risk that securities held by a Closed-End Fund in the Diversified Income Wave Trust, National Municipal Trust or New York Municipal Trust can be prepaid or “called” by the issuer before their stated maturity. If securities are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a security trading at a premium will reduce your return. Securities held by a Closed-End Fund in your trust are more likely to be called when interest rates decline. This would result in early returns of principal to the Closed-End Funds in your trust. The securities may also be subject to special or extraordinary call provisions and “mandatory put” features that may cause the securities to be removed from a fund prior to maturity or stated call dates. High-yield or “junk” securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities.

Security quality risk. Security quality risk is the risk that a reduction in a security’s rating may decrease its value, the value of a Closed-End Fund and the value of your investment in your trust. Securities ratings may be reduced at any time, including during the primary offering period of your trust.

Municipal bond risk. The Closed-End Funds held by the National Municipal Trust and New York Municipal Trust invest in municipal bonds, which are subject to various risks. The primary risk associated with an investment in municipal bonds is that the issuer or an insurer of the municipal bond will default on principal and/or interest payments when due on the municipal bond. In addition, fixed-rate municipal bonds are subject to further risks, including the risk that the value of such municipal bonds will decline with increases in interest rates or a decrease in the federal or state (if applicable) income tax rate.

Certain municipal bonds held by the Closed-End Funds may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of any current interest. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than bonds of comparable quality that pay current income.

Certain municipal bonds held by the Closed-End Funds may have been purchased by the

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sponsor or issuers of the securities in a trust on a “when issued” basis. Municipal bonds purchased on a “when issued” basis have not yet been issued by their governmental entity on the initial date of deposit (although such governmental entity had committed to issue such municipal bonds). In the case of these and/or certain other municipal bonds, the delivery of the municipal bonds may be delayed (“delayed delivery”) or may not occur.

Certain municipal bonds held by the Closed-End Funds are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates.

Dividends on certain of the Closed-End Funds in your trust may not qualify as “exempt-interest dividends,” which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however, may be taken into account in determining the alternative minimum tax on individuals, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). For tax years beginning after December 31, 2022, exempt-interest dividends may affect the corporate alternative minimum tax for certain corporations.

New York state specific risk. Because the New York Municipal Trust is concentrated in Closed-End Funds containing bonds of issuers located in New York, there may be more risk than if the bonds were issued by issuers located in several states. The financial condition of New York is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units. Additionally, constitutional and statutory limitations imposed on the state and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the state and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

The economic vitality of the state and its various regions and, therefore, the ability of the state and its local governments to satisfy the bonds, are affected by numerous factors. The economy of the state continues to be influenced by the financial health of New York City and the surrounding area.

The state is party to numerous lawsuits in which an adverse final decision could materially affect the state’s governmental operations and consequently its ability to pay debt service on its obligations.

As of February 2, 2024, all outstanding general obligation bonds of the state of New York are rated “AA+” with a stable outlook by Standard & Poor’s.

New Jersey state specific risk. Certain Closed-End Funds held by the New York Municipal Trust contain bonds of issuers located in New Jersey. The financial condition of New Jersey is affected by various national, economic, social and environmental policies and conditions. Additionally, constitutional and statutory limitations imposed on the state and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the state and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

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The economic vitality of the state and its various regions and, therefore, the ability of the state and its local governments to satisfy the bonds, are affected by numerous factors. The state’s economic base is diversified, consisting of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. The state has a relatively high wage labor market which has resulted in the state’s business sector becoming more vulnerable to competitive pressures.

The state is a party to numerous lawsuits in which an adverse final decision could materially affect the state’s governmental operations and consequently its ability to pay debt service on its obligations.

As of February 2, 2024, all outstanding general obligation bonds of the state are rated “A” with a stable outlook by Standard and Poor’s.

High-yield securities risk. Certain Closed-End Funds held by the Diversified Income Wave Trust and National Municipal Trust invest in high-yield or “junk” securities. High-yield securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates because an increase in rates generally decreases values. An economic slowdown, or a reduction in an issuer’s creditworthiness, may affect an issuer’s ability to make dividend or interest payments.

High-yield or “junk” securities, the general names for securities rated below investment-grade, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below investment-grade should be considered primarily speculative with respect to an issuer's ability to make principal and interest payments as these ratings indicate a quality of less than investment-grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated, senior securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

The market for high-yield securities is smaller and less liquid than that for investment-grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment-grade securities and the purchase or sale of such securities may take longer to complete and may include higher execution expenses.

Split-ratings risk. Certain Closed-End Funds held by the Diversified Income Wave Trust, National Municipal Trust and New York Municipal Trust may invest in split-rated securities. Split-rated securities are those securities that, at the time of investment, are rated below investment-grade by one rating agency, so long as at least one other rating agency rates such securities within the four highest grades (i.e., investment-grade quality). This means that a split-rated security may be regarded by one rating agency as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal, and accordingly subject to a greater risk of default. The prices of split-rated securities, in the view of one but not all rating agencies, may be more sensitive than securities without a split-rating to negative developments,

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such as a decline in the issuer’s revenues or a general economic downturn.

Real estate sector and REIT risk. The REIT Trust invests in REITs and is concentrated in the real estate sector. As a result, the factors that impact the real estate sector will likely have a greater effect on the REIT Trust than on more broadly diversified trusts. A REIT is a company that buys, develops, finances and/or manages income-producing real estate. Such securities may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings. The value of the real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; the cost of complying with the Americans with Disabilities Act; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market in the United States; and other factors beyond the control of the issuer of the security. Additionally, current negative economic impacts caused by COVID-19 have resulted in a number of businesses and individuals struggling to pay their rents, which has created cash flow difficulties for many landlords. Furthermore, demand for leased commercial space has weakened. REITs provide space to many industries that have been directly impacted by the spread of COVID-19 and may be negatively impacted by these current conditions.

Foreign securities risk. The Energy Innovation Trust invests in U.S.-listed foreign securities and certain Closed-End Funds held by the Diversified Income Wave Trust hold foreign securities. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following:

•	Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.
•	Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations.
•	Foreign markets may be less liquid and more volatile than U.S. markets.
•	Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect your trust’s value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength

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of the U.S. dollar relative to these other currencies may cause the value of your trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in your trust’s foreign security holdings.

•	Future political and governmental restrictions which might adversely affect the payment or receipt of income on the foreign securities.

Emerging markets risk. Certain Closed-End Funds held by the Diversified Income Wave Trust invest in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. These countries may have more unstable governments than developed countries and their economies may be based on only a few industries. Because their financial markets may be very small, prices of financial instruments in emerging market countries may be volatile and difficult to determine. Financial instruments of issuers in these countries may have lower overall liquidity than those of issuers in more developed countries. Financial and other reporting by companies and government entities also may be less reliable or difficult to obtain in emerging market countries. In addition, foreign investors are subject to a variety of special restrictions in many emerging market countries. Shareholder claims and regulatory actions that are available in the U.S. may be difficult or impossible to pursue in emerging market countries. Risks of investing in developing or emerging countries also include the possibility of investment and trading limitations, delays and disruptions in settlement transactions, market manipulation concerns, political uncertainties and dependence on international trade and development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Options risk. The value of an option held by certain Closed-End Funds in the Diversified Income Wave Trust may be adversely affected if the market for the option becomes less liquid or smaller, and will be affected by changes in the value and dividend rates of the stock subject to the option, an increase in interest rates, a change in the actual and perceived volatility of the stock market and the common stock, and the remaining time to expiration. Additionally, the value of an option does not increase or decrease at the same rate as the underlying stock (although they generally move in the same direction). However, as an option approaches its expiration date, its value increasingly moves with the price of the stock subject to an option. The strike price for an option may be adjusted downward before an option expiration triggered by certain corporate events affecting that stock. A downward adjustment to the strike price will have the effect of reducing the equity appreciation. Option strike prices may be adjusted to reflect certain corporate events such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. If the value of the underlying stock exceeds the strike price of an option, it is likely that the holder of that option will exercise their right to purchase the stock.

The call writing portion of the investment strategy of a Closed-End Fund may not be successful in that the Closed-End Fund may not realize the full appreciation of stocks on which such Closed-End Fund has written call options. In employing a covered call strategy, a Closed-End Fund will generally write (sell) call options

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on a significant portion of the Closed-End Fund’s managed assets. These call options will give the option holder the right, but not the obligation, to purchase a security from the Closed-End Fund at the strike price on or prior to the option’s expiration date. The ability to successfully implement the Closed-End Fund’s investment strategy depends on the Closed-End Fund adviser’s ability to predict pertinent market movements, which cannot be assured. Thus, the use of options may require a Closed-End Fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Closed-End Fund can realize on an investment, or may cause the Closed-End Fund to hold a security that it might otherwise sell. The writer (seller) of an option has no control over the time when it may be required to fulfill its obligation as a writer (seller) of the option. Once an option writer (seller) has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. As the writer (seller) of a covered call option, a Closed-End Fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security underlying the call option above the sum of the premium and the strike price of the call option, but has retained the risk of loss should the price of the underlying security decline. The value of the options written (sold) by a Closed-End Fund, which will be marked-to-market on a daily basis, will be affected by changes in the value and dividend rates of the underlying securities, an increase in interest rates, changes in the actual or perceived volatility of securities markets and the underlying securities and the remaining time to the options’ expiration.

An option is generally considered “covered” if the Closed-End Fund owns the security underlying the call option or has an absolute and immediate right to acquire that security without additional cash consideration (or, if required, cash or other liquid assets are segregated by the fund) upon conversion or exchange of other securities held by the Closed-End Fund. In certain cases, a call option may also be considered covered if a Closed-End Fund holds a call option on the same security as the call option written (sold) provided that certain conditions are met. By writing (selling) covered call options, a Closed-End Fund generally seeks to generate income, in the form of the premiums received for writing (selling) the call options. Investment income paid by a Closed-End Fund to its shareholders (such as the trust) may be derived primarily from the premiums it receives from writing (selling) call options and, to a lesser extent, from the dividends and interest it receives from the equity securities or other investments held in the Closed-End Fund’s portfolio and short-term gains thereon. Premiums from writing (selling) call options and dividends and interest payments made by the securities in a Closed-End Fund’s portfolio can vary widely over time.

Convertible securities risk. Certain Closed-End Funds held by the Diversified Income Wave Trust invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security’s market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security’s “conversion price.” The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of

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the convertible security tends to be increasingly influenced more by the yield of the convertible security. Thus, it may not decline in price to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company’s common stockholders. Consequently, an issuer’s convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically un-rated or rated lower than such debt obligations.

Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock, as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for a potential loss.

Master Limited Partnership risk. Certain Closed-End Funds held by the Diversified Income Wave Trust invest in MLPs. MLPs are limited partnerships or limited liability companies that are taxed as partnerships and whose interests (limited partnership units or limited liability company units) are traded on securities exchanges like shares of common stock. An MLP consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution. The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions. The trust’s investment in Closed-End Funds that hold MLPs, which are required to distribute substantially all of their income to investors in order to not be subject to entity level taxation, often offer a yield advantage over other types of securities. Currently, most MLPs operate in the energy, natural resources or real estate sectors. Investments in MLP interests are subject to the risks generally applicable to companies in the energy and natural resources sectors, including commodity pricing risk, supply and demand risk, depletion risk and exploration risk. There are certain tax risks associated with MLPs in which the Closed-End Funds in the trust may invest, including the risk that U.S. taxing authorities could challenge the trust’s treatment for federal income tax purposes of the MLPs in which the Closed-End Funds in the trust invest. These tax risks, and any adverse determination with respect thereto, could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of the trust’s investments.

The benefit the trust derives from its investment in MLPs is largely dependent on their being treated as partnerships for federal income tax purposes. As a partnership, an MLP has no income tax liability at the entity level. If, as a result of a change in an MLP’s business, an MLP were treated as a corporation for federal income tax purposes, such MLP would be obligated to pay federal income tax on its income at the applicable corporate tax rate. If an MLP was classified as a corporation for federal income tax purposes, the amount of cash available for distribution with respect to its units would be reduced and any such distributions received by

72 Understanding Your Investments

the trust would be taxed entirely as dividend income if paid out of the earnings of the MLP. Therefore, treatment of an MLP as a corporation for federal income tax purposes would result in a material reduction in the after-tax return to the trust, likely causing a substantial reduction in the value of the units of the trust.

Preferred securities risk. Certain Closed-End Funds held by the Diversified Income Wave Trust invest in preferred securities, including preferred stock and hybrid preferred securities.

Similar to bonds, preferred stocks typically offer a fixed rate of return, paid in the form of a dividend. Like common stock, most preferred stocks are equity securities representing ownership in a company. Preferred stocks are generally considered “senior equity securities” and preferred stockholders enjoy preference over common stockholders with regard to liquidations. For the prospect of a higher or stated yield, preferred stockholders may forfeit or at least be limited in their voting rights. Preferred stocks are generally traded on national stock exchanges. Preferred securities are typically subordinated to bonds and other debt instruments in a company’s capital structure, in terms of priority in liquidation and therefore will be subject to greater credit risk than those debt instruments.

Generally, preferred securities may be subject to provisions that allow an issuer, under certain conditions, to skip or defer distributions without any adverse consequences to the issuer. If the trust owns a preferred security that is deferring its distribution, the trust may be required to report income for tax purposes although it has not yet received such income. Certain of the preferred securities held by the trust are “noncumulative.” As a result, these securities will not distribute any unpaid or omitted dividends from the prior year. If an issuer chooses not to pay dividends in a given year, the trust will not have the right to claim the unpaid dividends in the future.

Certain hybrid preferred securities are securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interest in subordinated debentures issued by the corporation. Hybrid preferred securities may possess varying combinations of features of debt and preferred securities.

Tax or regulatory changes taken by the Internal Revenue Service may change the tax characterization of the trust’s preferred securities and, as a result, may effect the value of your units.

Small-capitalization and/or mid-capitalization company risk. The US Low Volatility Trust includes securities issued by mid-capitalization companies and certain Closed-End Funds held by the Diversified Income Wave Trust may include securities issued by small-capitalization and/or mid-capitalization companies and the Energy Innovation Trust and REIT Trust include securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than large-capitalization companies. These additional risks are due in part to the following factors. Small-capitalization and mid-capitalization companies may:

•	Have limited product lines, markets or financial resources;
•	Be new and developing companies which seek to develop and utilize new and/or emerging technologies. These

Understanding Your Investments 73

technologies may be slow to develop or fail to develop altogether;

•	Have less publicly available information;
•	Lack management depth or experience;
•	Be less liquid;
•	Be more vulnerable to adverse general market or economic developments; and
•	Be dependent upon products that were recently brought to market or key personnel.

Limited liquidity and volatility risk. The markets for fixed-income securities, such as those held by certain Closed-End Funds held by the Diversified Income Wave Trust, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by a Closed-End Fund uncertain and/or result in sudden and significant valuation increases or declines in its holdings. In addition, illiquidity and volatility in the credit markets may directly and adversely affect the setting of dividend rates on the shares of the Closed-End Funds.

Litigation and legislation risk. Your trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain issuers represented in your trust. In addition, litigation regarding any of the issuers of the securities or of the sectors represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. We cannot predict what impact any pending or threatened litigation or any bankruptcy concerns will have on the prices of the securities.

Cybersecurity risk. The trusts may be susceptible to potential risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause a trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the sponsor of a trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by a trust through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of a trust’s third-party service providers, or issuers in which the trust invests, can also subject the trust to many of the same risks associated with direct cybersecurity breaches. The sponsor of the trusts and third-party service providers have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the trusts do not directly control the cybersecurity systems of issuers or third-party service providers.

Operational and service provider risk. The trusts are subject to risks arising from various operational factors and their service providers. Operational factors include, but not limited to,

74 Understanding Your Investments

human error, processing and communication errors, errors of the trust’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Additionally, the trusts may be subject to the risk that a service provider may not be willing or able to perform their duties as required or contemplated by their agreements with the trusts. Although the trusts seek to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.

Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

Significant unitholders risk. There may be unitholders of a trust who hold a significant portion of a trust and, as result, a redemption by such significant holder may have a material impact on the size, expenses and viability of a trust.

See “Risk Factors” in Part B of the prospectus for additional information.

How the Trust Works

Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created your trust under a trust agreement between Guggenheim Funds Distributors, LLC (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited contracts to purchase securities with the trustee along with an irrevocable letter of credit or other consideration to pay for the securities. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell securities:

•	to pay expenses,
•	to issue additional units or redeem units,
•	in limited circumstances to protect a trust,
•	to avoid direct or indirect ownership of a passive foreign investment company,
•	to make required distributions or avoid imposition of taxes on a trust, or
•	as permitted by the trust agreement.

You will not be able to dispose of or vote any of the securities in your trust. As the holder of the securities, the trustee will vote the securities and will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than your trust. However, the trustee may not be able to vote the securities in your trust that are traded on foreign exchanges.

Your trust will generally reject any offer for securities or property other than cash in exchange for the securities in its portfolio. However, if a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, your trust may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The

Understanding Your Investments 75

trustee will distribute any cash proceeds to unitholders. If your trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

Only the trustee may vote the shares of the Closed-End Funds held in your trust. The trustee will vote the shares in the same general proportion as the shares held by other shareholders of each Closed-End Fund.

We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. In certain cases, the trustee may need additional time to acquire the securities necessary to create units and consequently, your trust may not be fully invested at all times, which may impact a trust’s performance. When your trust buys securities, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we, acting in an agency capacity, may direct that the trust places orders with and pays brokerage commissions to brokers that sell units or are affiliated with your trust. We will not select firms to handle these transactions on the basis of their sale of units of a trust or any other products sponsored by us. We cannot guarantee that a trust will keep its present size and composition for any length of time.

Termination of Your Trust. Your trust will terminate no later than the termination date listed in the “Investment Summary” section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than $1 million or less than 40% of the value of the securities in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

See “Administration of the Trust” in Part B of the prospectus for additional information.

General Information

Guggenheim Funds. Guggenheim Funds Distributors, LLC specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. We operate as a subsidiary of Guggenheim Partners, LLC.

During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at 227 W. Monroe Street, Chicago, Illinois 60606 or by using the contacts listed on the back cover of this prospectus. Guggenheim Funds personnel may from time to

76 Understanding Your Investments

time maintain a position in certain securities held by your trust.

Guggenheim Funds and your trust have adopted a code of ethics requiring Guggenheim Funds’ employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

See “Administration of the Trust” in Part B of the prospectus for additional information.

The Trustee. The Bank of New York Mellon is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 240 Greenwich Street, 22W Floor, New York, NY 10286. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying the sponsor and investors.

See “Administration of the Trust” in Part B of the prospectus for additional information.

Expenses

Your trust will pay various expenses to conduct its operations. The “Investment Summary” section of this prospectus shows the estimated amount of these expenses.

Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse the sponsor as supervisor and evaluator for providing portfolio supervisory services, evaluating your portfolio and performing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Guggenheim Funds unit investment trusts in any calendar year. In addition, the trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of your trust. All of these fees may adjust for inflation without your approval.

Your trust will pay a fee to the sponsor for creating and developing your trust, including determining the trust’s objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this “creation and development fee” of $0.05 per unit from the assets of your trust as of the close of the initial public offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

Your trust will also pay its general operating expenses, including any licensing fees. Your trust may also pay expenses such as trustee expenses (including legal and auditing expenses), organization expenses, various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Guggenheim Funds, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell securities to pay trust expenses.

Your trust, and therefore the unitholders of your trust, will also indirectly bear the expenses of the underlying Closed-End Funds. While your trust will not pay these expenses directly out of its assets, these expenses are shown under “Annual Fund Operating Expenses of the

Understanding Your Investments 77

Trust” in the “Fees and Expenses” section of the prospectus to illustrate the impact of these expenses. Please note that the sponsor or an affiliate may be engaged as a service provider to certain Closed-End Funds held by your trust and therefore certain fees paid by your trust to such Closed-End Funds will be paid to the sponsor or an affiliate for its services to such Closed-End Funds.

See “Expenses of the Trust” in Part B of the prospectus for additional information.

78 Understanding Your Investments

Report of Independent Registered Public Accounting Firm

Sponsor and Unitholders
Guggenheim Defined Portfolios, Series 2382

Opinion on the financial statements

We have audited the accompanying statements of financial condition, including the trust portfolio on pages 9, 10, 18, 19, 27, 28, 36, 42, 43, 54 and 55 of Guggenheim Defined Portfolios, Series 2382 (the “Trust”) as of February 2, 2024, the initial date of deposit, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of February 2, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of Guggenheim Funds Distributors, LLC, the Sponsor. Our responsibility is to express an opinion on the Trust’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of February 2, 2024 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audits provide a reasonable basis for our opinion.

/s/ Grant Thornton LLP

We have served as the auditor of one or more of the unit investment trusts, sponsored by Guggenheim Funds Distributors, LLC and its predecessor since 2002.

Chicago, Illinois
February 2, 2024

Understanding Your Investments 79

Guggenheim Defined Portfolios, Series 2382

Statements of Financial Condition
as of the Inception Date, February 2, 2024

	Diversified	Energy	National
	Income Wave	Innovation	Municipal
Investment in securities	Trust	Trust	Trust
Contracts to purchase underlying securities
backed by letter of credit (1)(2)	$ 150,009	$ 149,772	$ 150,000
	$ 150,009	$ 149,772	$ 150,000
Liabilities and interest of unitholders
Liabilities:
Organization costs (3)	$ 1,010	$ 643	$ 285
Creation and development fee (6)	750	749	750
Deferred sales fee (4)	2,025	3,370	3,375
	3,785	4,762	4,410
Interest of unitholders:
Cost to unitholders (5)	150,009	149,772	150,000
Less: initial sales fee (4)	-	-	-
Less: organization costs, C&D and deferred
sales fees (3)(4)(5)(6)	3,785	4,762	4,410
Net interest of unitholders	146,224	145,010	145,590
Total	$ 150,009	$ 149,772	$ 150,000
Number of units	15,001	14,977	15,000
Net Asset Value per Unit	$ 9.748	$ 9.682	$ 9.706

_____________________

(1)	Aggregate cost of the securities is based on the closing sale price, generally the last business day prior to the trust inception date.
(2)	A letter of credit has been deposited with The Bank of New York Mellon, trustee, covering the funds necessary for the purchase of the securities in the Diversified Income Wave Trust, the Energy Innovation Trust, the National Municipal Trust, the New York Municipal Trust, the REIT Trust and the US Low Volatility Trust, represented by purchase contracts.
(3)	A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trusts. These costs have been estimated at $6.732, $4.296, $1.898, $3.266, $7.242 and $7.125 per 100 units of the Diversified Income Wave Trust, the Energy Innovation Trust, the National Municipal Trust, the New York Municipal Trust, the REIT Trust and the US Low Volatility Trust, respectively. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. Organization costs will not be assessed to units that are redeemed prior to the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor). To the extent that actual organization costs are greater than the estimated amount, the sponsor has agreed to cap the organization costs so that not more than $8.00 per 100 units of a trust will be deducted from the assets of a trust.

Refer to following page for additional footnotes.

80 Understanding Your Investments

Guggenheim Defined Portfolios, Series 2382

Statements of Financial Condition
as of the Inception Date, February 2, 2024

	New York		US Low
	Municipal	REIT	Volatility
Investment in securities	Trust	Trust	Trust
Contracts to purchase underlying securities
backed by letter of credit (1)(2)	$ 150,002	$ 150,016	$ 150,420
	$ 150,002	$ 150,016	$ 150,420
Liabilities and interest of unitholders
Liabilities:
Organization costs (3)	$ 490	$ 1,086	$ 1,072
Creation and development fee (6)	750	750	752
Deferred sales fee (4)	3,375	3,375	2,031
	4,615	5,211	3,855
Interest of unitholders:
Cost to unitholders (5)	150,002	150,016	150,420
Less: initial sales fee (4)	-	-	-
Less: organization costs, C&D and deferred
sales fees (3)(4)(5)(6)	4,615	5,211	3,855
Net interest of unitholders	145,387	144,805	146,565
Total	$ 150,002	$ 150,016	$ 150,420
Number of units	15,000	15,002	15,042
Net Asset Value per Unit	$ 9.692	$ 9.653	$ 9.744

(4)	The aggregate cost to unitholders includes a maximum sales fee, which consists of an initial sales fee, if applicable, a deferred sales fee and a creation and development fee. If units are purchased after the first deferred sales fee has been assessed or if the price you pay for your units exceeds $10 per unit, an initial sales fee is charged, which is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee. On the Inception Date, the maximum sales fee is 1.85% of the Public Offering Price for the Diversified Income Wave Trust and US Low Volatility Trust and 2.75% of the Public Offering Price for the Energy Innovation Trust, the National Municipal Trust, the New York Municipal Trust and the REIT Trust (equivalent to 1.85% of the net amount invested for the Diversified Income Wave Trust and US Low Volatility Trust and 2.75% of the net amount invested for the Energy Innovation Trust, the National Municipal Trust, the New York Municipal Trust and the REIT Trust). The deferred sales fee is equal to $0.135 per unit for the Diversified Income Wave Trust and US Low Volatility Trust and $0.225 per unit for the Energy Innovation Trust, the National Municipal Trust, the New York Municipal Trust and the REIT Trust.
(5)	The aggregate cost to investors includes the applicable sales fee, assuming no reduction of sales fees.
(6)	Each trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period. The creation and development fee will not be assessed to units that are redeemed prior to the close of the initial offering period.

Understanding Your Investments 81

GUGGENHEIM DEFINED PORTFOLIOS

GUGGENHEIM PORTFOLIO PROSPECTUS

PART B DATED FEBRUARY 2, 2024

The prospectus for a Guggenheim Defined Portfolio (a “trust”) is divided into two parts. Part A of the prospectus relates exclusively to a particular trust or trusts and provides specific information regarding each trust’s portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Guggenheim Defined Portfolios. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each trust.

Contents

General Information	2
Investment Policies	2
Risk Factors	3
Administration of the Trust	29
Expenses of the Trust	35
Portfolio Transactions and Brokerage Allocation	37
Purchase, Redemption and Pricing of Units	37
Taxes	41
Experts	47
Description of Ratings	47

General Information

Each trust is one of a series of separate unit investment trusts created under the name Guggenheim Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Guggenheim Funds Distributors, LLC (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to replicate, as closely as practicable, the portfolio immediately prior to such deposits. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

A trust consists of (i) the securities listed under “Trust Portfolio” in the prospectus as may continue to be held from time to time in the trust; (ii) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement; and (iii) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

The trust is a unit investment trust and is not an “actively managed” fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

Unitholders will not be able to dispose of or vote any of the securities in a trust. As the holder of the securities, the trustee will vote the securities and will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than such trust. However, the trustee may not be able to vote the securities in a trust that are traded on foreign exchanges.

The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations, the issuer having qualified as a passive foreign investment company under the Internal Revenue Code or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

Risk Factors

Stocks. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. You could lose some or all of your investment in the trust. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer’s board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer’s board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

The sponsor’s buying and selling of the securities, especially during the initial offering of units of the trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the stocks comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by the trust may cause the trust to purchase stocks at a higher price than those buyers who effect purchases by the trust.

Fixed Portfolio. Investors should be aware that the trust is not “managed” and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the trust may also be owned by other clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks’ purchase price than as a percentage of the higher-price stocks’ purchase price.

Closed-End Fund Risks. If set forth in Part A of the prospectus, a trust may invest in the common stock of closed-end funds (“Closed-End Funds”). Closed-End Funds are actively managed investment companies which invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management’s ability to meet the Closed-End Fund’s investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors’ perceptions regarding Closed-End Funds or their underlying investments change.

Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Certain of the Closed-End Funds included in a trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a Closed-End Fund, this leverage also subjects the Closed-End Fund to increased risks, including the likelihood of increased volatility and the possibility that the Closed-End Fund’s common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowing rises.

Exchange-Traded Fund Risks. If set forth in Part A of the prospectus, a trust may invest in the common stock of exchange-traded funds (“ETFs”). ETFs are investment pools that hold other securities. ETFs are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable. ETFs are subject to various risks, including management’s ability to meet the fund’s investment objective. The underlying ETF has management and operating expenses. You will bear not only your share of the trust’s expenses, but also the expenses of the underlying ETF. By investing in an ETF, the trust incurs greater expenses than you would incur if you invested directly in the ETF.

Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Municipal Bond Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in municipal bonds. If this is the case, an investment in units should be made with an understanding of the risks which an investment in municipal bonds entails.

Failure of issuers to pay interest and/or principal. The primary risk associated with an investment in municipal bonds is that the issuer or an insurer of the municipal bond will default on principal and/or interest payments when due on the municipal bond. Such a default would have the effect of lessening the income generated by each trust and/or the value of the trust’s units. The bond ratings assigned by major rating organizations are an indication of the issuer’s ability to make interest and principal payments when due on its municipal bonds. Subsequent to the initial date of deposit the rating assigned to a municipal bond may decline. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any bond.

Fixed-rate bonds. Municipal bonds are subject to the risk that the value of such municipal bonds (and, therefore, of the units) will decline with increases in interest rates or a decrease in the federal or state (if applicable) income tax rate. Inflation and economic recession are two of the major factors, among others, which contribute to fluctuations in interest rates and the values of fixed-rate municipal bonds.

Original issue discount bonds and zero coupon bonds. Certain municipal bonds may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of any current interest. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than bonds of comparable quality that pay current income. For federal income tax purposes, original issue discount on tax-exempt bonds must be accrued over the term of the bonds. On sale or redemption of the bonds, the difference between (i) the amount realized (other than amounts treated as tax-exempt income); and (ii) the tax basis of such bonds (properly adjusted, in the circumstances described below, for the accrual of original issue discount) will generally be treated as taxable gain or loss.

“When issued” and “delayed delivery” bonds. Certain municipal bonds have been purchased by the sponsor or issuers of the securities in a trust on a “when issued” basis. Municipal bonds purchased on a “when issued” basis have not yet been issued by their governmental entity on the initial date of deposit (although such governmental entity had committed to issue such municipal bonds). In the case of these and/or certain other municipal bonds, the delivery of the municipal bonds may be delayed (“delayed delivery”) or may not occur. The effect of a trust containing “delayed delivery” or “when issued” municipal bonds is that unitholders who purchased their units prior to the date such municipal bonds are actually delivered to the trustee may have to make a downward adjustment in the tax basis of their units. Such downward adjustment may be necessary to account for interest accruing on such “when issued” or “delayed delivery” municipal bonds during the time between their purchase of units and delivery of such municipal bonds to a trust.

Redemption or sale prior to maturity. Certain municipal bonds are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates. Certain municipal bonds may be sold or redeemed or otherwise mature.

Market discount. Certain municipal bonds have current market values below face value. A primary reason for the market value of such municipal bonds being less than face value at maturity is that the interest rate of such municipal bonds is at lower rates than the current market interest rate for comparably rated municipal bonds. Municipal bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt municipal bond held to maturity will have a larger portion of its total return in the form of taxable ordinary income and less in the form of tax-exempt income than a comparable municipal bond bearing interest at current market rates.

General obligation bonds. Certain municipal bonds may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer’s pledge of its full faith, credit and taxing power for the payment of principal and interest. The taxing power of any governmental entity may be limited, however, by provisions of state constitutions or laws. An entity’s credit will depend on many factors: tax base, reliance on federal or state aid, and factors that are beyond the entity’s control.

Appropriations bonds. Certain municipal bonds may be municipal bonds that are, in whole or in part, subject to and dependent upon either the governmental entity making appropriations from time to time or the continued existence of special temporary taxes which require legislative action for their reimposition. The availability of any appropriation is subject to the willingness or ability of the governmental entity to continue to make such special appropriations or to reimpose such special taxes. The obligation to make lease payments exists only to the extent of the monies available to the governmental entity therefor, and no liability is incurred by the governmental entity beyond the monies so appropriated. Once an annual appropriation is made, the governmental entity’s obligation to make lease rental payments is absolute and unconditional regardless of any circumstances or occurrences which might arise. In the event of non-appropriation, certificateholders’ or bondowners’ sole remedy (absent credit enhancement) generally is limited to repossession of the collateral for resale or releasing. In the event of non-appropriation, the sponsor may instruct the trustee to sell such municipal bonds.

Industrial development revenue bonds (“IDRs”). IDRs, including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

Hospital and health care facility bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

Housing bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a unitholder purchased units, any prepayment at par would result in a loss of capital to the unitholder and reduce the amount of income that would otherwise have been paid to unitholders.

Power bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility’s services and the cost of providing those services. Utilities may also be subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility’s results of operations. The sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to municipal bonds.

Water and sewer revenue bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, the possible inability to obtain rate increases, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of “no growth” zoning ordinances and the continued availability of federal and state financial assistance and of municipal bond insurance for future bond issues.

Education, university and college bonds. The ability of educational institutions, including universities and colleges, to meet their obligations is dependent upon various factors. Some of these factors include the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution’s ability to make payment on its own.

Lease rental bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase or equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

Capital improvement facility bonds. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

Solid waste disposal bonds. Municipal bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation of the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires most waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

Moral obligation bonds. Certain bonds may be “moral obligation” bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation of debt of the state. The agencies or authorities generally have no taxing power.

Refunded bonds. Refunded bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally non-callable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

Airport, port and highway revenue bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

Special tax bonds. Special tax bonds are payable for and secured by the revenues derived by a municipality from a particular tax. Examples of special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

Tax allocation bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Municipal bond payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: variations in taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

Transit authority bonds. Mass transit is generally not self-supporting from fare revenues. Additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

Convention facility bonds. Municipal bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

Correctional facility bonds. Municipal bonds in the correctional facilities category include special limited obligation securities issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

Tobacco settlement bonds. Tobacco settlement bonds are municipal obligations that are backed entirely by expected revenues to be derived from lawsuits settled between governmental entities and American tobacco companies involving tobacco related deaths and illnesses. The settlements primarily involve Phillip Morris; R.J. Reynolds; Brown & Williamson, a division of British American Tobacco; and Lorillard, a division of the Loews Corporation. Revenues from approximately 17 other companies are also providing part of the settlement payments. Because tobacco settlement bonds are backed by a single source of revenue—the payments from tobacco companies, the creditworthiness of the bonds depends in large part, on the ability of these companies to meet their obligations. Risk factors facing tobacco companies include: reduced cigarette consumption, increased taxes on cigarettes, continuing litigation and the possibility of bankruptcy. The initial and annual payments made by the tobacco companies will be adjusted based on a number of factors, the most important of which is domestic cigarette consumption. If the volume of cigarettes shipped in the U.S. by manufacturers participating in the settlement decreases significantly, payments due from them will also decrease. Demand for cigarettes in the U.S. could continue to decline due to price increases needed to recoup the cost of payments by tobacco companies. Demand could also be affected by: anti-smoking campaigns, tax increases, reduced advertising, enforcement of laws prohibiting sales to minors; elimination of certain sales venues such as vending machines; and the spread of local ordinances restricting smoking in public places.

New York State Risks. The New York Municipal Trust is susceptible to political, economic or regulatory factors affecting issuers of New York municipal obligations (the “New York Municipal Obligations”). These include the possible adverse effects of certain New York constitutional amendments, legislative measures, voter initiatives and other matters that are described. The information provided below is only a brief summary of the complex factors affecting the financial situation in New York and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in New York or contained in Official Statements for various New York Municipal Obligations.

Economic Condition and Outlook. Coming off robust growth in 2021, the national economy contracted in the first two quarters of 2022, with the real gross domestic product (GDP) decreasing by 1.6 percent and 0.6 percent in the first quarter and second quarter, respectively. The main contributors to the weaker economy in the first half of the year were net trade, as imports exceeded exports, continued declines in housing investment, and lower inventory accumulation by businesses. As net trade turned positive and growth in personal consumption, primarily that of services, continued, real GDP increased in the second half of the year; its growth outpacing the previous declines.

Overall economic activity at the national level increased by 2.1 percent in 2022. With a return to pre-pandemic levels at the end of 2021, New York’s economy experienced faster growth than that of the nation, 3.2 percent. However, New York had yet to regain all the jobs lost during the pandemic shutdown, with only 91 percent recovered at the end of 2022. Employment nationwide, on the other hand, exceeded its pre-pandemic levels by over 2.1 million jobs.

With the increase in employment over the year, the annual change in total wages paid to all employees increased both nationwide (8.0 percent) and in New York (6.9 percent). However, as opposed to total wages which reflect the employment growth, average annual wages per employee nationally and in New York increased at much slower rates, 3.5 percent and 1.7 percent, respectively.

Inflation remained an issue in 2022, accelerating to 7.7 percent on an annual basis from 6.0 percent in 2021. In an effort to combat rising inflation, the Federal Reserve implemented seven interest rate increases over the course of the year. By the end of December, the fed funds rate had risen 425 basis points.

General Government Results. An operating surplus of $15.4 billion is reported in the General Fund for the fiscal year ended March 31, 2023. As a result, the General Fund now has an accumulated fund balance of $42.9 billion. New York completed its fiscal year ended March 31, 2023 with a combined Governmental Funds operating surplus of $14.5 billion as compared to a combined Governmental Funds operating surplus in the preceding fiscal year of $18.7 billion. The combined operating surplus of $14.5 billion for the fiscal year ended March 31, 2023 included an operating surplus in the General Fund of $15.4 billion, an operating deficit in the General Debt Service Fund of $1.4 billion and an operating surplus in Other Governmental Funds of $0.5 billion. For further information, refer to the MD&A which immediately follows the independent auditors’ report.

New York’s financial position as shown in its Governmental Funds Balance Sheet as of March 31, 2023 includes a fund balance of $65.8 billion comprised of $138.3 billion of assets less liabilities of $69.4 billion and deferred inflows of resources of $3.1 billion. The Governmental Funds fund balance includes a $42.9 billion accumulated General Fund balance.

Net position reported for governmental activities increased by $25.3 billion to a $46.5 billion net position surplus.

Unrestricted net position for governmental activities is the part of net position that can be used to finance day-to-day operations without constraints established by debt covenants, enabling legislation, or other legal requirements. The net position deficit in unrestricted governmental activities of $38.5 billion decreased by $24.5 billion (38.9 percent) in 2023, and exists primarily because New York has issued debt for purposes not resulting in a capital asset related to State governmental activities and because of the obligation related to other postemployment benefits ($52.6 billion). Such outstanding debt included: borrowing for local highway and bridge projects ($3.9 billion), local mass transit projects ($6.6 billion), and a wide variety of grants and other expenditures not resulting in State capital assets ($14.6 billion). The majority of such debt resulted in capital assets owned by local governments and public authorities and included a STARC debt refunding grant for NYC. This deficit in unrestricted net position of governmental activities can be expected to continue for as long as New York continues to have obligations outstanding for purposes other than the acquisition of State governmental capital assets.

The net position deficit in business-type activities decreased by $3.3 billion (18 percent) to $15.6 billion in 2023 as compared to $18.9 billion in 2022. The decrease in net position deficit for business-type activities was due to CUNY Senior Colleges’ revenues and State support exceeding expenses by $342 million, SUNY revenues and State support exceeding expenses by $1.6 billion, and employer contributions and other revenue exceeding unemployment benefit payments for the Unemployment Insurance Fund by $1.4 billion. This was partially offset by Lottery education aid transfers exceeding net income by $100 million.

General Fund Budgetary Highlights. General Fund receipts exceeded disbursements by $10.4 billion in the 2022-23 fiscal year. Total General Fund receipts for the year (including transfers from other funds) were $103.2 billion. Total General Fund disbursements for the year (including transfers to other funds) were $92.8 billion. New York ended FY 2023 in a stronger overall position in comparison to the estimates in both the Enacted Budget Financial Plan and the Updated Financial Plan. Results reflected both strong receipts and disbursements that fell substantially below budgeted levels. The excess resources that were available at the close of FY 2023 have been carried forward through available balances and reserves, as well as used to prepay future expenses to reduce costs in future years of the Financial Plan.

Tax receipts and General Fund continue to be impacted by the enactment of the Pass-Through Entity Tax (PTET) program which resulted in business tax collections of $14.9 billion and a reduction in PIT collections by an estimated $17 billion due to PTET credits, resulting in a net $2.1 billion reduction in tax receipts. The net reduction is offset by the use of a portion of the General Fund balance set aside for this purpose to cover the timing difference between PTET collections and related PIT credits across fiscal years.

The General Fund ended the fiscal year with a closing cash fund balance of $43.5 billion, which consisted of $6.2 billion in New York’s rainy day reserve funds ($1.6 billion in the Tax Stabilization Reserve Account and $4.7 billion in the Rainy Day Reserve Fund), $26 million in the Community Projects Fund, $21 million in the Contingency Reserve Fund, and $37.1 billion in the Refund Reserve Account. At the close of the 2022-23 fiscal year, the Division of the Budget (DOB) informally designated a portion of the $37.1 billion on deposit in the Refund Reserve for timing of PTET/PIT Credits ($14.4 billion), economic uncertainties ($13.3 billion), debt management ($2.4 billion), transfers to capital projects funds ($1.6 billion), pandemic assistance ($245 million), and labor settlements/agency operations ($765 million). These amounts can be used for other purposes.

General Fund receipts in the 2022-23 fiscal year were $14.9 billion higher than the Enacted Budget Financial Plan estimate. Personal income tax (PIT) receipts, including transfers from other funds after debt service payments, exceeded projections by $9.2 billion across current estimated payments, final returns, delinquencies, and withholding, as well as lower current year refunds and advanced credit payments. A larger than expected state/city offset reconciliation and prior year refunds slightly offset the higher PIT receipts. Higher PIT receipts are also attributable to tax year 2021 PTET credits, which were expected to materialize as current year refunds but appear to have been recognized through reduced extension payments as well. PIT receipts, excluding debt prepayments and PTET, were $5.2 billion higher than projected. In addition, General Fund PIT receipts were affected by the prepayment of debt service due in future years, which reduced PIT receipts deposited to the General Fund. Strong sales tax collections were the main driver of higher consumption/use tax receipts. Higher than projected business taxes were attributable to increased audits, partially offset by lower gross taxes. Other taxes exceeded initial projections due to the receipt of super-large estate tax payments. Miscellaneous receipts exceeded initial estimates due mainly to higher investment income due to rising interest rates, Abandoned Property, reimbursements, and Extraordinary Settlements. Transfers from other funds exceeded initial estimates due to the Transaction Risk Reserve which was included in the initial estimates to guard against unexpected declines in receipts or costs related to transaction risk execution.

General Fund disbursements in 2022-23 were $3.3 billion below the Enacted Budget Financial Plan estimate. Local Assistance spending was $3.5 billion lower than planned due to the timing of payments and conservative estimation of spending. Agency operations were $32 million below initial expectations, due primarily to lower than anticipated personnel spending as agencies continue to face challenges with staff recruitment and retention, which was mostly offset by higher NPS spending driven by a delay in Federal FEMA reimbursement, Healthcare Worker Bonuses, and GSCs spending related to the partial acceleration of FY 2024 Health Insurance and Workers Compensation payments. Transfers to other funds were $185 million higher than initial projections due to increased spending and delayed reimbursements in the DHBTF, partially offset by lower than anticipated transfers to the Indigent Legal Services and Internal Services Funds.

Net operating results compared to the Updated Financial Plan were positive by $4.5 billion with a net operating surplus of $10.4 billion. The improvement was comprised of $2.8 billion in higher receipts and lower disbursements of $1.7 billion. Higher receipts occurred primarily due to PTET collections and the transfer from the Transaction Risk Reserve which was included in the estimates to guard against unexpected declines in receipts or costs related to transaction risk execution, partially offset by the payment of debt service due in future years. Lower disbursements were driven by normal underspending and conservative estimation of disbursements.

New York’s current year General Fund GAAP surplus of $15.4 billion reported on page 42 differs from the General Fund’s cash basis operating surplus of $10.4 billion reported in the reconciliation found under Budgetary Basis Reporting on page 186. This variation results from differences in basis of accounting, and entity and perspective differences between budgetary reporting versus those established as GAAP and followed in preparation of this financial statement.

Capital Assets. As of March 31, 2023, New York has $116.7 billion invested in a broad range of capital assets, including equipment, buildings, construction in progress, land preparation, and infrastructure, which primarily includes roads and bridges (Table 4). This amount represents a net increase (including additions and deductions) of $1.7 billion over last year.

Debt Administration. New York has obtained long-term financing in the form of voter-approved General Obligation debt (voter-approved debt) and other obligations that are authorized by legislation but not approved by the voters (non-voter-approved debt), including contractual obligations where New York’s legal obligation to make payments is subject to and paid from annual appropriations made by the Legislature. Installation commitments and mortgage loan commitments, which represent $216 million as of March 31, 2023, do not require legislative or voter approval. Other obligations include certain bonds issued through State public authorities and certificates of participation. New York administers its long-term financing needs as a single portfolio of State-supported debt that includes general obligation bonds and other obligations of both its governmental activities and business-type activities. Most of the debt reported under business-type activities, all of which was issued for capital assets used in those activities, is supported by payments from resources generated by New York’s governmental activities—thus it is not expected to be directly repaid from resources generated by business-type activities. New York Finance Law allows the bonded portion of this single combined debt portfolio, which includes debt reported in both governmental and business-type activities, to include debt instruments which result in a net variable rate exposure in an amount that does not exceed 15 percent of total outstanding State-supported debt, and interest rate exchange agreements (swaps) that do not exceed 15 percent of total outstanding State-supported debt. As of March 31, 2023, there are no swap agreements outstanding.

At March 31, 2023, New York had $63.9 billion in bonds, notes, and other financing agreements outstanding compared with $69.7 billion in the prior year, a decrease of $5.8 billion New York reported $2.2 billion in collateralized borrowings ($252 million in governmental activities and $1.9 billion in business-type activities) for which specific revenues have been pledged. In the prior year, New York reported $2.2 billion in collateralized borrowings ($268 million in governmental activities and $1.9 billion in business-type activities).

During the 2022-2023 fiscal year, New York issued $6.8 billion in bonds, of which $1.6 billion was for refunding and $5.2 billion was for new borrowing

As of February 2, 2024, all outstanding general obligation bonds of New York of New York are rated “AA+” with a stable outlook by Standard & Poor’s. New York’s Constitution, with exceptions for emergencies, limits the amount of general obligation bonds that can be issued to that amount approved by the voters for a single work or purpose in a general election. Currently, New York has $6.4 billion in authorized but unissued bond capacity that can be used to issue bonds for specifically approved purposes. New York may issue short-term debt without voter approval in anticipation of the receipt of taxes and revenues or proceeds from duly authorized but not issued general obligation bonds.

New Jersey State Risks. The trust is susceptible to political, economic or regulatory factors affecting issuers of New Jersey municipal obligations (the “New Jersey Municipal Obligations”). These include the possible adverse effects of certain New Jersey constitutional amendments, legislative measures, voter initiatives and other matters that are described. The information provided below is only a brief summary of the complex factors affecting the financial situation in New Jersey and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in New Jersey or contained in Official Statements for various New Jersey Municipal Obligations.

Economic Outlook. The State experienced softer economic growth throughout 2022 than in 2021 as the economy continued to recover from the COVID-19 pandemic recession. Gross Domestic Product (GDP) moderated after a strong year in 2021 and rose at an annual rate of 1.5 percent over the first three quarters of 2022, faster than Pennsylvania (0.4 percent), New York (0.9 percent) and the U.S. (0.3 percent). Price inflation peaked during the summer, easing somewhat towards the end of the year. Higher interest rates, intended to tame inflation, began to slow economic activity in some sectors, notably the housing market.

The State’s labor market added 129,700 jobs in 2022, adding jobs in ten out of twelve months. Job growth was led by the service sectors. The leisure & hospitality sector added 26,900 jobs, the educational & health services sector added 41,400 jobs, and the trade / transportation / utilities sector added 29,200 jobs. Both the manufacturing and construction sectors were softer, as manufacturing added 6,700 jobs, and construction gained 1,800 jobs.

The State’s unemployment rate was 3.3 percent as of December 2022, 0.2 percentage points lower than the national rate for that month. The unemployment rate declined by a net total of 2.1 percentage points over the course of the year. The labor force participation rate rose by 1.3 percentage points in 2022 to 64.1 percent as of December. This is 0.4 percentage points lower than the labor force participation rate prior to the COVID-19 Pandemic (64.5 percent in December 2019).

New Jersey existing home sales in 2022 were 17.8 percent lower than the year prior and fell year-over-year in each of the twelve months, reaching a level last seen in 2015. The number of single-family homes sold, which represents over two-thirds of existing-home sales in New Jersey, was 18.6 percent below 2021, while the number of townhomes and condos sold was 17.8 percent lower. The average U.S. 30-Year fixed rate mortgage in December 2022 hovered over 6.0 percent, considerably higher than the 3.0 percent level in December of 2021. The share of mortgages in foreclosure remained low at 0.9 percent in the fourth quarter of 2022, unchanged from the third quarter.

New Jersey’s Personal Income rose at a 4.5 percent annual rate during the second quarter of 2022 and 5.5 percent in the third quarter, rising 5.0 percent over the first three quarters overall. Wage and salary income increased by 7.8 percent in the second quarter and continued to rise, growing 7.0 percent at an annual rate in the third quarter, rising 9.2 percent over the first three quarters. Despite rising wages, U.S. personal saving as a percentage of disposable personal income has fluctuated from a pre-pandemic level of over 8.0 percent, to a pandemic high of 26.4 percent during economic impact payment periods, falling under 4.0 percent in the final three quarters of 2022 amidst high price inflation.

Similar to New Jersey, the national economic expansion also continued in 2022, albeit at a slower pace than 2021. The labor market added more than 4.8 million jobs, while real GDP grew 2.1 percent. Existing home sales were 17.9 percent lower than a year ago as high home prices and tightening financial conditions cooled markets from a hot 2021. Inflation remained high, with consumer prices growing 6.5 percent year-over-year in 2022 after peaking at 9.1 percent in the summer, as measured by the Consumer Price Index (CPI). From December 2021 to December 2022, growth in core prices, which excludes food and energy goods, was also elevated at 5.7 percent.

A majority of the Federal Open Market Committee (FOMC) members now expect at least one more quarter-point interest rate increase in 2023 to combat persistently elevated inflation, after raising the target rate 25 basis points in both the January- February and March meetings. It is anticipated that personal consumption expenditure (PCE) inflation will average 3.3 percent in 2023 and 2.5 percent in 2024. As of March 2023, members of the FOMC project that real GDP in the U.S. will grow 0.4 percent in 2023, while economists surveyed by the Wall Street Journal in January 2023 are forecasting real GDP growth of 0.2 percent for the year.

Revenues and Expenditures. The most recently published financial statements for the State are for the fiscal year ended June 30, 2022. During Fiscal Year 2022, State revenues totaled $97.0 billion or a decrease of $644.4 million when compared to the prior fiscal year after restatements. This decrease is primarily attributable to lower operating grants offset by higher general taxes and charges for services. General taxes totaled $50.7 billion and operating grants totaled $32.4 billion, accounting for 52.2 percent and 33.4 percent, respectively, of total State revenues for Fiscal Year 2022. The State’s Gross Income Tax totaled $20.7 billion, the Sales and Use Tax totaled $12.6 billion, and the Corporation Business Tax totaled $5.7 billion. The State’s three major taxes comprised 77.1 percent of the total general taxes that were collected during Fiscal Year 2022. General taxes increased by $7.9 billion when compared to Fiscal Year 2021.

General Fund. The General Fund is the State’s chief operating fund and is the fund into which all State revenues, not otherwise restricted by statute, are deposited. The General Fund’s ending fund balance totaled $18.5 billion of which $5.3 billion represented unassigned fund balance. During Fiscal Year 2022, unassigned fund balance increased by $0.9 billion. A major underlying reason for the increase in fund balance was due to a $4.5 billion increase in taxes; 89 percent of this increase comprised of increases to the Corporation Business Tax, the Sales and Use Tax, and the Pass-Through Business Alternative Income Tax. The Surplus Revenue Fund is an account within the State’s General Fund that is used as a “Rainy Day Fund”. Surplus revenue is defined as an amount equivalent to 50.0 percent of the excess between the General Fund revenues certified by the Governor at the time of the approval of the annual Appropriations Act and the amount of revenue reported from the annual financial report of the General Fund for the fiscal year. Any General Fund excess is then subtracted by the amount of revenue reported from the annual financial report of the Property Tax Relief Fund that is less than revenue amounts certified by the Governor at the time of the approval of the annual Appropriations Act. The State made a deposit of $3.2 billion in Fiscal Year 2022 to the Surplus Revenue Fund. As of June 30, 2022, the fund had no balance.

On a budgetary basis, the General Fund collected general revenues of $55.6 billion. These general revenues were $1.1 billion higher than final budget, and were $8.7 billion higher than originally anticipated, primarily due to increases in taxes and federal and other grants.

Total expenditures and transfers were $0.3 billion higher than original appropriations as set forth in the annual Appropriations Act plus supplemental appropriations enacted during the fiscal year. From a Fiscal Year 2022 program perspective, over-spending transpired in government direction, management, and control ($1.6 billion) and educational, cultural, and intellectual development ($272.1 million); while under-spending transpired in physical and mental health ($2.1 billion); economic planning, development, and security ($824.5 million); transportation programs ($762.8 million); public safety and criminal justice ($351.2 million); community development and environmental management ($187.3 million); and special government services

($80.1 million). Additionally, transfers to other funds were $2.7 billion higher than original plus supplemental appropriations.

Net Position. The State ended Fiscal Year 2022 with combined net position for the primary government totaling a negative $181.1 billion. This amount represents an increase of net position of $14.9 billion from the prior fiscal year after restatements. Restricted net position includes funds used to pay unemployment claims and open space preservation. Capital assets, net of depreciation, are used by the State to provide services to citizens; consequently, these assets are not available for future spending. Net investment in capital assets includes land, land easements, land improvements, buildings and improvements, equipment and software, infrastructure (roads, bridges, and other immovable assets), and construction in progress. The deficit in unrestricted governmental net position arose primarily as a result of the cost of the State’s bonded obligations, depreciation expense related to capital assets, and certain liabilities, including, but not limited to, the Net Pension Liability and the OPEB Liability, that are required to be included in the government-wide financial statements.

Changes in Net Position. The State’s Fiscal Year 2022 net position increased by $14.9 billion after restatements. Approximately 52.2 percent of the State’s total revenues came from general taxes, while 33.4 percent was derived from operating grants. Charges for services amounted to 13.2 percent of total revenues, while other items such as capital grants, miscellaneous revenues, and interest earnings accounted for the remainder. State expenses cover a range of services. The largest expense, at 29.7 percent was educational cultural, and intellectual development, which includes approximately $280.8 million disbursed by the New Jersey Schools Development Authority (a blended component unit) to help finance school facilities construction; physical and mental health amounted to 24.8 percent; and economic planning, development, and security amounted to 11.2 percent. Other major expenditures focused on government direction, management, and control; public safety and criminal justice; the State Lottery Fund; the Unemployment Fund; and community development and environmental management. During Fiscal Year 2022, governmental activities expenses exceeded program revenues. This imbalance was mainly funded through $51.7 billion of general revenues (mostly taxes). The remaining $14.2 billion resulted in an increase in net position. Offsetting the governmental net position increase, Business-type Activities reflected a net position increase of $0.7 billion primarily because the Unemployment Compensation Fund’s claims were less than available resources.

Debt Administration. The primary method for state financing of capital projects is through the sale of the general obligation bonds of the state. These bonds are backed by the full faith and credit of the state tax revenues and certain other fees are pledged to meet the principal and interest payments and if provided, redemption premium payments, if any, required to repay the bonds. General obligation debt must be approved by voter referendum and is used primarily to finance various environmental projects, transportation infrastructure, and correctional and institutional construction. As of June 30, 2022, New Jersey’s outstanding long-term obligations for governmental activities totaled $212.5 billion, a $37.0 billion decrease, after restatements, relative to the prior fiscal year. The decrease is primarily attributable to decreases in the Net Pension Liability and OPEB Liability of $20.2 billion and $12.8 billion, respectively. Additionally, there was a decrease of $4.3 billion in bonded debt. Long-term bonded obligations totaled $43.9 billion, while other long-term non-bonded obligations totaled $168.6 billion. In addition, the State has $9.3 billion of legislatively authorized bonding capacity that has not yet been issued. As of June 30, 2022, the legislatively authorized but unissued debt decreased by $0.9 billion from the prior fiscal year after restatements.

Ratings. As of February 2, 2024, all outstanding general obligation bonds of the State of New Jersey are rated “A” with a stable outlook by Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

Local Issuances. It should be noted that the creditworthiness of obligations issued by local New Jersey issuers may be unrelated to the creditworthiness of obligations issued by the State of New Jersey, and there is no obligation on the part of the State to make payment on such local obligations in the event of default.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds contained in the New Jersey Municipal Trust and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the State and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds contained in the New Jersey Municipal Trust, the market value or marketability of such bonds or the ability of the respective issuers of such bonds acquired by the New Jersey Municipal Trust to pay interest on or principal of such bonds.

Market Discounts or Premiums. Certain of the securities may have been deposited at a market discount or premium principally because their dividend rates are lower or higher than prevailing rates on comparable securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to the trust. Market premium or discount attributable to dividend rate changes does not indicate market confidence or lack of confidence in the issue.

Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

Additional Deposits. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the trusts’ failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to nine business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

Litigation and Legislation. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

Financial Sector Risks. If set forth in Part A of the prospectus, certain of the issuers of securities in a trust may be involved in the financial sector. An investment in units of a trust containing securities of such issuers should be made with an understanding of the problems and risks inherent in the financial sector in general.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets.

Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past.

The Securities and Exchange Commission and the Financial Accounting Standards Board (“FASB”) require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Accounting Standards Codification 820, “Fair Value Measurements and Disclosures” changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the securities in a trust’s portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a trust’s portfolio.

The Federal Bank Holding Company Act of 1956 (“BHC Act”) generally prohibits a bank holding company from (i) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company; (ii) acquiring control of a bank or another bank holding company; (iii) acquiring all or substantially all the assets of a bank; or (iv) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The sponsor makes no prediction as to the effect, if any, such laws will have on the securities in a trust or whether such approvals, if necessary, will be obtained.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusions of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, proposed legislation will allow the Treasury and the FDIC to create a resolution regime to “take over” bank and financial holding companies. The “taking over” would be based on whether the firm is in default or in danger of defaulting and whether such a default would have a serious adverse effect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies’ policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies’ subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company’s investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (viii) the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners (“NAIC”) and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 (“Superfund”) and comparable state statutes (“mini-Superfund”) govern the clean-up and restoration by “Potentially Responsible Parties” (“PRPs”). Superfund and the mini-Superfunds

(“Environmental Clean-up Laws” or “ECLs”) establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer’s exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the securities included in the trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Foreign Securities Risk. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in foreign issuers, and therefore, an investment in such a trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries’ securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the securities included in the trust, the sponsor believes that adequate information will be available to allow the sponsor to provide portfolio surveillance.

Certain of the securities in the trust may be in ADR or GDR form. ADRs, American Depositary Receipts and GDRs, Global Depositary Receipts, represent common stock deposited with a custodian in a depositary.

American Depositary Receipts and Global Depositary Receipts (collectively, the “Depositary Receipts”) are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

For the securities that are Depositary Receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into United States dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

Preferred Stock Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in preferred stock. If this is the case, an investment in units should be made with an understanding of the risks which an investment in preferred stocks entails, including the risk that the financial condition of the issuers of the securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the securities may be expected to fluctuate over the life of the trust to values higher or lower than those prevailing on the initial date of deposit.

Hybrid Preferred Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in hybrid preferred securities. Holders of hybrid preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Hybrid preferred securities are preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation. Certain hybrid securities mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Unlike preferred stocks, distributions on the hybrid preferred securities are generally treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from hybrid preferred securities are generally not eligible for the dividends-received deduction. Certain of the risks unique to certain hybrid preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments and if such election is made, distributions will not be made on the hybrid preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the hybrid preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) hybrid preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the hybrid preferred securities, is dependent on the financial condition of the issuing corporation.

Convertible Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in convertible securities.

Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security’s market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security’s conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company’s common stockholders. Consequently, an issuer’s convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

Senior Loan Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in senior loans.

Senior loans in which a Closed-End Fund or an ETF may invest:

•	generally are of below investment-grade or “junk” credit quality;

•	may be unrated at the time of investment;
•	generally are not registered with the SEC or any state securities commission; and
•	generally are not listed on any securities exchange.

The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund or an ETF to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund’s or the ETF’s books. The illiquidity of senior loans may impair a Closed-End Fund’s or an ETF’s ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in the trusts’ net asset value.

If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the Closed-End Funds or the ETFs may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund or an ETF attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund or an ETF could get for the senior loan may be adversely affected.

Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund or an ETF, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

Floating-Rate Securities Risk. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust may invest in floating-rate securities. Certain Closed-End Funds or ETFs held by the trust may invest in securities that are structured as floating-rate instruments in which the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in a base lending rate. As a result, the yield on these securities will generally decline in a falling interest rate environment, causing the Closed-End Funds or the ETFs to experience a reduction in the income they receive from these securities. A sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and the value of the Closed-End Funds or the ETFs held by the trust.

Small-Capitalization and Mid-Capitalization Stocks Risk. If set forth in Part A of the prospectus, a trust may invest in small-capitalization or mid-capitalization stocks. Investing in small-capitalization stocks or mid-capitalization stocks may involve greater risk than investing in large-capitalization stocks, since they can be subject to more abrupt or erratic price movements. Many small market capitalization companies (“Small-Cap Companies”) or middle market capitalization companies (“Mid-Cap Companies”) will have had their securities publicly traded, if at all, for only a short period of time and will not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of Small-Cap Companies and Mid-Cap Companies is relatively higher than larger, older and more mature companies. The greater price volatility of Small-Cap Companies and Mid-Cap Companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some Small-Cap Companies or Mid-Cap Companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods. Further, a variety of factors may affect the success of a company’s business beyond the ability of its management to prepare or compensate for them, including domestic and international political developments, government trade and fiscal policies, patterns of trade and war or other military conflict which may affect industries or markets or the economy generally.

Administration of the Trust

Distributions to Unitholders. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. However, if set forth in Part A of the prospectus that the trust will prorate distributions on an annual basis (“Income Averaging”), then income received by the trust will be distributed on a prorated basis of one-twelfth of the estimated annual income to the trust for the ensuing 12 months. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts

(but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders’ pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. However, if the trust uses Income Averaging, the trust prorates the income distribution on an annual basis and annual income distributions are expected to vary from year to year. If the amount on deposit in the Income Account is insufficient for payment of the amount of income to be distributed on a monthly basis, the trustee shall advance out of its own funds and cause to be deposited in and credited to such Income Account such amount as may be required to permit payment of the monthly income distribution. The trustee shall be entitled to be reimbursed by the trust, without interest, out of income received by the trust subsequent to the date of such advance and subject to the condition that any such reimbursement shall be made only if it will not reduce the funds in or available for the Income Account to an amount less than required for the next ensuing distribution. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust’s assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

Distribution Reinvestment. Unitholders may elect to have distributions of capital (including capital gains) or dividends, if any, or both automatically invested into additional units of their trust without a sales fee.

Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

The Program Agent is The Bank of New York Mellon. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York Mellon at its Unit Investment Trust Division office.

Statements to Unitholders. With each distribution, the trustee will furnish to each registered holder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

The accounts of a trust will not be audited annually unless the sponsor determines that such an audit would be in the best interest of the unitholders of the trust. If an audit is conducted, it will be done at the related trust’s expense, by independent public accountants designated by the sponsor. The accountants’ report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:

(A)	As to the Income Account:
(1)	Income received;
(2)	Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and
(3)	The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and
(B)	As to the Capital Account:
(1)	The dates of disposition of any securities and the net proceeds received therefrom;
(2)	Deductions for payment of applicable taxes and fees and expenses of the trust; and
(3)	The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and
(C)	The following information:
(1)	A list of the securities as of the last business day of such calendar year;
(2)	The number of units outstanding on the last business day of such calendar year;

(3)	The redemption price based on the last evaluation made during such calendar year; and
(4)	The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

Amendment and Termination. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (ii) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; (iii) to make such provisions as shall not materially adversely affect the interests of the unitholders; or (iv) to make such other amendments as may be necessary for a trust to qualify as a regulated investment company, in the case of a trust which has elected to qualify as such. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder, to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust or to adversely affect the characterization of a trust as a regulated investment company for federal income tax purposes, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without, in its judgment, materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust’s termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts at approximately one year after the inception date of such trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its Unit Investment Trust Division offices at 240 Greenwich Street, 22W Floor, New York, NY 10286, telephone 1-800-701-8178. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The Sponsor. Guggenheim Funds Distributors, LLC specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. Guggenheim Funds Distributors, LLC was created as Ranson & Associates, Inc. in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Guggenheim Funds Distributors, LLC is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York Mellon, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. On October 14, 2009, Guggenheim Partners, LLC acquired Claymore Securities, Inc. Since the finalization of the acquisition, Claymore Securities, Inc. has been operating as a subsidiary of Guggenheim Partners, LLC. On September 27, 2010, Claymore Securities, Inc. officially changed its name to Guggenheim Funds Distributors, LLC.

Guggenheim Funds Distributors, LLC has been active in public and corporate finance, has underwritten closed-end funds and has sold bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit investment trusts and maintained secondary market activities relating thereto. At present, Guggenheim Funds Distributors, LLC which is a member of the Financial Industry Regulatory Authority (FINRA), is the sponsor to each of the above-named unit investment trusts. The sponsor’s office is located at 227 W. Monroe Street, Chicago, Illinois 60606.

If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (i) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission; (ii) terminate the trust agreement and liquidate any trust as provided therein; or (iii) continue to act as trustee without terminating the trust agreement.

The Supervisor and the Evaluator. Guggenheim Funds Distributors, LLC, the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder. As evaluator, Guggenheim Funds Distributors, LLC utilizes the trustee to perform certain evaluation services.

Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

The unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

Expenses of the Trust

The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the trust (the “Sponsor’s Supervisory Fee”). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive an annual fee for providing bookkeeping and administrative services for a trust (the “Bookkeeping and Administrative Fee”). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the “Evaluator’s Fee”). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.

The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee’s fee, which is paid monthly, is based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Sponsor’s Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator’s Fee are paid monthly and are based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, these fees shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which a fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee’s compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor’s Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator’s Fee and the Trustee’s Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor’s Consumer Price Index entitled “All Services Less Rent” since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Guggenheim Funds Distributors, LLC is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year. In addition, the trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of your trust.

The trust will also pay a fee to the sponsor for creating and developing the trust, including determining the trust’s objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this “creation and development fee” as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

The following additional charges are or may be incurred by the trust: (i) fees for the trustee’s extraordinary services; (ii) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (iii) various governmental charges; (iv) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (v) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part; (vi) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (vii) any offering costs incurred after the end of the initial offering period; and (viii) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust.

The trust shall also bear the expenses associated with updating the trust’s registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust’s sponsor.

Portfolio Transactions and Brokerage Allocation

When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust’s portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

Purchase, Redemption and Pricing of Units

Public Offering Price. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee, if applicable, plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee (“C&D Fee”). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&D Fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust (“organization costs”). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees, fees paid to a portfolio consultant for assisting the sponsor in selecting the trust’s portfolio, and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock

Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or the NASDAQ National Market System or by taking into account the same factors referred to under “Computation of Redemption Price.”

Public Distribution of Units. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of FINRA and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

Sponsor Profits. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

Market for Units. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program (“STAMP”) or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

Redemption shall be made by the trustee no later than the second business day following the day on which a tender for redemption is received (the “Redemption Date”) by payment of cash equivalent to the redemption price, determined as set forth below under “Computation of Redemption Price,” as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder’s tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible “back-up withholding.” In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

Unitholders tendering units for redemption may request an in-kind distribution (a “Distribution In Kind”) from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (i) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered; and (ii) the unitholder has elected to redeem at least thirty business days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder’s bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

Unitholders of a trust that holds closed-end funds or other investment company securities who request a Distribution In Kind will be subject to any 12b-1 Fees or other service or distribution fees applicable to the underlying securities.

The right of redemption may be suspended and payment postponed for more than two business days following the day on which tender for redemption is made (i) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (ii) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (iii) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Computation of Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected; and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: if the securities are listed on a national or foreign securities exchange or the NASDAQ National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or NASDAQ National Market System which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the NASDAQ National Market System will be valued at the NASDAQ National Market System’s official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate: (i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities (unless the evaluator deems such price inappropriate as a basis for evaluation); (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal; or (iii) by any combination of the above. Notwithstanding the foregoing, the evaluator or its designee, will generally value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market price. If the trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security is based upon U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the evaluator deems such prices inappropriate as a basis for valuation).

Retirement Plans. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to 1 unit. Fees and charges with respect to such plans may vary.

Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form at Depository Trust Company (“DTC”) through an investor’s brokers’ account. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Record holders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.

Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

Taxes

This section summarizes some of the main U.S. federal income tax consequences of owning units of a trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trusts. The trusts are expected to hold one or more of the following: (i) shares of stock in corporations (the “Stocks”) that are treated as equity for federal income tax purposes, (ii) equity interests (the “REIT Shares”) in real estate investment trusts (“REITs”) that constitute interests in entities treated as real estate investment trusts for federal income tax purposes and (iii) shares (the “RIC Shares”) in funds qualifying as regulated investment companies (“RICs”) that are treated as interests in regulated investment companies for federal income tax purposes. It is possible that a trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a trust constitute the “Trust Assets.” Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status. If your trust is at all times operated in accordance with the documents establishing the trust and certain requirements of federal income tax law are met, the trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or trust expenses. Income from a trust may also be subject to a 3.8% “Medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. Interest that is excluded from gross income, including exempt-interest dividends from the RIC Shares held by the trusts, are generally not included in your net investment income for purposes of this tax.

Your Tax Basis and Income or Loss Upon Disposition. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation’s accumulated earnings and profits or in the case of certain distributions with respect to REIT Shares that represent a return of capital).

If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Some capital gains, including some portion of your capital gain dividends from the RIC Shares, may be taxed at a higher stated tax rate. Capital gains may also be subject to the “Medicare tax” described above. Note that some portion of your capital gain dividends might be attributable to a RIC’s interest in a master limited partnership which may be subject to a maximum marginal stated federal income tax rate of 28%, rather than the rates set forth above. In addition, capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum stated tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 28% tax rate or the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

An election may be available to you to defer recognition of the gain attributable to a capital gain recognized if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Dividends from Stocks. Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied.

Dividends from RIC Shares and Shares. Some dividends on the REIT Shares or the RIC Shares may be reported by the REIT or RIC as “capital gain dividends,” generally taxable to you as long-term capital gains. Some dividends on the RIC Shares may qualify as “exempt-interest dividends,” which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however may be taken into account in determining the alternative minimum tax on individuals, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). For tax years beginning after December 31, 2022, exempt-interest dividends may affect the corporate alternative minimum tax for certain corporations. Other dividends on the REIT Shares or the RIC Shares will generally be taxable to you as ordinary income. Certain ordinary income dividends from a RIC may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the RIC itself. Regulated investment companies are required to provide notice to their shareholders of the amount of any distribution that may be taken into account as a dividend that is eligible for the capital gains tax rates. In limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains. An election may be available to you to defer recognition of the gain attributable to a capital gain dividend if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements. If you hold a unit for six months or less or if your trust holds a RIC Share or REIT Share for six months or less, any loss incurred by you related to the disposition of such RIC Share or REIT Share will be disallowed to the extent of the exempt-interest dividends you received. To the extent, if any, it is not disallowed, it will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such RIC Share or REIT Share. Distributions of income or capital gains declared on the REIT Shares or the RIC Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT or the RIC during the following January. Some dividends on the REIT Shares or the RIC Shares may be eligible for a deduction for qualified business income.

Dividends Received Deduction. A corporation that owns units generally may be entitled to the dividends received deduction with respect to many dividends received by a trust if certain holding period and other technical requirements are met.

In-Kind Distributions. Under certain circumstances as described in this prospectus, you may request an in-kind distribution of Trust Assets when you redeem your units at any time prior to 30 business days before your trust’s termination. However, this ability to request an in-kind distribution will terminate at any time that the number of outstanding units has been reduced to 10% or less of the highest number of units issued by the trust. By electing to receive an in-kind distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Treatment of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust’s income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. However, you may not be able to deduct some or all of these expenses.

Because some of the RICs pay exempt-interest dividends, which are treated as tax-exempt interest for federal income tax purposes, you will not be able to deduct some of your share of trust expenses. In addition, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your units.

Foreign Investors, Taxes and Investments. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. Distributions to, and the gross proceeds from dispositions of units by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners, may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by your trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

Under certain circumstances, a RIC may elect to pass through to its shareholders certain foreign taxes paid by the RIC. If the RIC makes this election with respect to RIC Shares, you must include in your income for federal income tax purposes your portion of such taxes and you may be entitled to a credit or deduction for such taxes.

If any U.S. investor is treated as owning directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50 percent of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a “CFC”). If you own 10 percent or more of a CFC (through your trust and in combination with your other investments), or possibly if your trust owns 10 percent or more of a CFC, you will be required to include certain types of the CFC’s income in your taxable income for federal income tax purposes whether or not such income is distributed to the trust or to you.

A foreign corporation will generally be treated as a passive foreign investment company (a “PFIC”) if 75 percent or more of its income is passive income or if 50 percent or more of its assets are held to produce passive income. If your trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to the trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs are not eligible to be taxed at the net capital gains tax rate.

New York Tax Status. Under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation subject to the New York state franchise tax or the New York City general corporation tax. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

New York Taxes. The following discussion of New York income tax matters is based upon the advice of Chapman and Cutler LLP, counsel to the New York Municipal Portfolio of CEFs, Series 42 (the “New York Trust”).

This section summarizes some of the New York State and New York City tax consequences to residents of the State of New York and New York City of owning units of the New York Trust. This section is current as of the date of this Prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. This summary is based in part on the advice of counsel to the New York Trust. The New York taxing authorities could disagree with any conclusions set forth in this section.

The assets of the New York Trust will consist of shares in entities each of which is taxed as a RIC for federal income tax purposes (the “RIC Shares”). Neither the sponsor nor counsel to the New York Trust has independently examined the RIC Shares to be deposited in and held in the New York Trust. In rendering its opinion, Chapman and Cutler LLP has assumed that: (i) each RIC qualifies as a regulated investment company for federal income tax purposes; and (ii) the assets of the RICs will include interest-bearing obligations issued by or on behalf of the State of New York or political subdivisions thereof or United States possessions, the interest on which is excludable from gross income for federal income tax purposes and from taxable income for purposes of the personal income tax imposed by Article 22 of the New York State Tax Law (the “State Personal Income Tax”) and the personal income tax imposed by the City of New York under Section 11-1701 of the Administrative Code of the City of New York (the “City Personal Income Tax”) (collectively, the “Bonds”).

In the opinion of Chapman and Cutler LLP, counsel to the New York Trust, in summary under existing New York law:

(i) The New York Trust will not be taxed as a corporation subject to the New York State franchise tax imposed on domestic and foreign corporations by Article 9-A of the New York State Tax Law (the “State Corporate Tax”) or the general corporation tax imposed by The City of New York on domestic and foreign corporations under Section 11-603 or 11-653 of the Administrative Code of The City of New York (the “City Corporate Tax”).

(ii) Exempt-interest dividends paid by the RICs to the New York Trust and distributed to unitholders that are excluded from gross income for federal income tax purposes and that are attributable to interest on the Bonds will be excluded from taxable income for purposes of the State Personal Income Tax and the City Personal Income Tax.

(iii) Distributions paid by the RICs to the New York Trust and distributed to unitholders, other than exempt-interest dividends attributable to interest on the Bonds, will generally not be excluded from taxable income for purposes of the State Personal Income Tax and the City Personal Income Tax.

(iv) Each unitholder of the New York Trust will generally recognize gain or loss for purposes of the State Personal Income Tax and the City Personal Income Tax if the trustee disposes of a RIC Share (whether by redemption, sale or otherwise) or when a unitholder redeems or sells units of the New York Trust, to the extent that such a transaction results in a recognized gain or loss to such unitholder for federal income tax purposes.

Chapman and Cutler LLP has expressed no opinion with respect to taxation under any other provision of New York law. Sections (ii), (iii) and (iv) of this section do not address the taxation of persons other than full-time residents of the State of New York and New York City and relates only to the unitholders of the New York Trust subject to the State Personal Income Tax and the City Personal Income Tax. Unitholders of the New York Trust should be aware that, generally, interest on indebtedness incurred or continued to purchase or carry units is not deductible for purposes of the State Personal Income Tax and the City Personal Income Tax.

Chapman and Cutler LLP has expressed no opinion with respect to the taxation of unitholders of the New York Trust subject to the State Corporate Tax, the City Corporate Tax or the unincorporated business tax imposed by New York City and such unitholders are advised to consult their own tax advisors. Please note, however, that dividends from the RIC Shares attributed to a New York unitholder that is subject to the State Corporate Tax or the City Corporate Tax may be subject to such taxes. Neither the Sponsor nor counsel to the New York Trust has independently examined the RIC Shares or any assets to be held by the RICs, or any documents or opinions of counsel with respect thereto. Ownership of units in the New York Trust may result in other New York State and New York City tax consequences to certain taxpayers, and prospective investors should consult their tax advisors.

Experts

Legal Matters. Chapman and Cutler LLP, 320 South Canal Street, Chicago, Illinois 60606, acts as counsel for the trusts and has passed upon the legality of the units.

Independent Registered Public Accounting Firm. The statements of financial condition, including the Trust Portfolios, appearing herein, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

Description of Ratings

Standard & Poor’s Issue Credit Ratings

A Standard & Poor’s issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects Standard & Poor's view of the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days, including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

The ratings and other credit related opinions of Standard & Poor's and its affiliates are statements of opinion as of the date they are expressed and not statements of fact or recommendations to purchase, hold, or sell any securities or make any investment decisions. Standard & Poor's assumes no obligation to update any information following publication. Users of ratings and credit related opinions should not rely on them in making any investment decision. Standard & Poor's opinions and analyses do not address the suitability of any security. Standard & Poor's Financial Services LLC does not act as a fiduciary or an investment advisor. While Standard & Poor's has obtained information from sources it believes to be reliable, Standard & Poor's does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives. Ratings and credit related opinions may be changed, suspended, or withdrawn at any time.

Long-term issue credit ratings

Issue credit ratings are based, in varying degrees, on the following considerations:

•	Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;
•	Nature of and provisions of the obligation; and
•	Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations).

AAA	An obligation rated “AAA” has the highest rating assigned by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.
AA	An obligation rated “AA” differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.
A	An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.
BBB	An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Obligations rated “BB”, “B”, “CCC”, “CC”, and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB	An obligation rated “BB” is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.
B	An obligation rated “B” is more vulnerable to nonpayment than obligations rated “BB”, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.
CCC	An obligation rated “CCC” is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.
CC	An obligation rated “CC” is currently highly vulnerable to nonpayment. The “CC” rating is used when a default has not yet occurred, but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.
C	An obligation rated “C” is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared to obligations that are rated higher.

D	An obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to “D” if it is subject to a distressed exchange offer.

Plus (+) or minus (-): The ratings from “AA” to “CCC” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

NR	This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular obligation as a matter of policy.

GUGGENHEIM DEFINED PORTFOLIOS
GUGGENHEIM PORTFOLIO PROSPECTUS-PART B
FEBRUARY 2, 2024

Where to Learn More
You can contact us for free information about this and other investments.

Visit us on the Internet
http://www.guggenheiminvestments.com

Call Guggenheim Funds
(800) 345-7999
Pricing Line (888) 248-4954

Call The Bank of New York Mellon
(800) 701-8178 (investors)
(800) 647-3383 (brokers)

Additional Information
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

E mail:	publicinfo@sec.gov
Write:	Public Reference Room
Washington, D.C. 20549-0102
Visit:	http://www.sec.gov (EDGAR Database)
Call:	1-202-942-8090 (only for information on the operation of the Public Reference Room)

When units of the trusts are no longer available, we may use this prospectus as a preliminary prospectus for future trusts. In this case you should note that:

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

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Contents

Investment Summary

2 Overview

Diversified Income Wave Portfolio, Series 92

A concise description of essential information about the portfolio.
2	Investment Objective	3	Principal Risks
2	Principal Investment Strategy	7	Who Should Invest
2	Security Selection	7	Fees and Expenses
3	Future Trusts	8	Example
3	Essential Information	9	Trust Portfolio
3	Portfolio Diversification

Energy Innovation Portfolio, Series 5

A concise description of essential information about the portfolio.
11	Investment Objective	13	Principal Risks
11	Principal Investment Strategy	16	Who Should Invest
11	Security Selection	16	Fees and Expenses
12	Future Trusts	17	Example
12	Essential Information	18	Trust Portfolio
13	Portfolio Diversification

National Municipal Portfolio of CEFs, Series 61

A concise description of essential information about the portfolio.
20	Investment Objective	21	Principal Risks
20	Principal Investment Strategy	24	Who Should Invest
20	Security Selection	25	Fees and Expenses
20	Future Trusts	26	Example
21	Essential Information	27	Trust Portfolio
21	Portfolio Diversification

New York Municipal Portfolio of CEFs, Series 42

A concise description of essential information about the portfolio.
29	Investment Objective	30	Principal Risks
29	Principal Investment Strategy	34	Who Should Invest
29	Security Selection	34	Fees and Expenses
29	Future Trusts	35	Example
30	Essential Information	36	Trust Portfolio
30	Portfolio Diversification

REIT Portfolio, Series 30

A concise description of essential information about the portfolio.
37	Investment Objective	38	Principal Risks
37	Principal Investment Strategy	40	Who Should Invest
37	Security Selection	40	Fees and Expenses
37	Future Trusts	41	Example
38	Essential Information	42	Trust Portfolio
38	Portfolio Diversification

US Low Volatility Strategy Portfolio, Series 46

A concise description of essential information about the portfolio.
44	Investment Objective	50	Portfolio Diversification
44	Principal Investment Strategy	50	Principal Risks
44	Security Selection	52	Who Should Invest
47	Future Trusts	52	Fees and Expenses
47	Hypothetical Performance Information	53	Example
49	Essential Information	54	Trust Portfolio

Understanding Your Investments

Detailed information to help you understand your investment.
56	How to Buy Units	76	General Information
61	How to Sell Your Units	77	Expenses
62	Distributions	79	Report of Independent Registered Public
63	Investment Risks		Accounting Firm
75	How the Trust Works	80	Statements of Financial Condition

For the Table of Contents of Part B, see Part B of the prospectus.

Where to Learn More

You can contact us for		Visit us on the Internet
free information about		Guggenheiminvestments.com
these investments.		Call Guggenheim Investments
		800 345 7999 / Pricing line 800 248 4954
		Call The Bank of New York Mellon
		800 701 8178 Investors / 800 647 3383 Brokers

Additional Information

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

E-mail:	publicinfo@sec.gov
Write:	Public Reference Room, Washington, D.C. 20549-0102
Visit:	sec.gov (EDGAR Database)
Call:	202 942 8090 (only for information on the operation
of the Public Reference Room)

Refer to:	Guggenheim Defined Portfolios, Series 2382
Securities Act file number: 333–276185
Investment Company Act file number: 811-03763

When units of the trusts are no longer available, we may use this prospectus as a preliminary prospectus for future trusts.

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Unit Investment Trusts

02.02.2024

Guggenheim Defined Portfolios, Series 2382 Prospectus

Diversified Income Wave Portfolio, Series 92

Energy Innovation Portfolio, Series 5

National Municipal Portfolio of CEFs, Series 61

New York Municipal Portfolio of CEFs, Series 42

REIT Portfolio, Series 30

US Low Volatility Strategy Portfolio, Series 46

GuggenheimInvestments.com

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

A.       Bonding Arrangements of Depositor:

The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

Insurer/Policy No.	Amount
National Union Fire Insurance Company of Pittsburgh, Pennsylvania 5692790	$4,000,000

B.	This amendment to the Registration Statement comprises the following papers and documents:

The facing sheet

The Prospectus

The signatures

Consents of Independent Registered Public Accounting Firm

and Counsel as indicated

Exhibits as listed on the List of Exhibits

Signatures

The Registrant, Guggenheim Defined Portfolios, Series 2382 hereby identifies Guggenheim Defined Portfolios, Series 2373, Guggenheim Defined Portfolios, Series 2370, Guggenheim Defined Portfolios, Series 2366, Guggenheim Defined Portfolios, Series 2357, Guggenheim Defined Portfolios, Series 2354, Guggenheim Defined Portfolios, Series 2349, Guggenheim Defined Portfolios, Series 2347, Guggenheim Defined Portfolios, Series 2344, Guggenheim Defined Portfolios, Series 2341, Guggenheim Defined Portfolios, Series 2339, Guggenheim Defined Portfolios, Series 2333, Guggenheim Defined Portfolios, Series 2329, Guggenheim Defined Portfolios, Series 2322, Guggenheim Defined Portfolios, Series 2317, Guggenheim Defined Portfolios, Series 2312, Guggenheim Defined Portfolios, Series 2308, Guggenheim Defined Portfolios, Series 2304, Guggenheim Defined Portfolios, Series 2299, Guggenheim Defined Portfolios, Series 2295, Guggenheim Defined Portfolios, Series 2292, Guggenheim Defined Portfolios, Series 2290, Guggenheim Defined Portfolios, Series 2287, Guggenheim Defined Portfolios, Series 2282, Guggenheim Defined Portfolios, Series 2275, Guggenheim Defined Portfolios, Series 2269, Guggenheim Defined Portfolios, Series 2265, Guggenheim Defined Portfolios, Series 2262, Guggenheim Defined Portfolios, Series 2256, Guggenheim Defined Portfolios, Series 2255, Guggenheim Defined Portfolios, Series 2253, Guggenheim Defined Portfolios, Series 2248, Guggenheim Defined Portfolios, Series 2247, Guggenheim Defined Portfolios, Series 2238, Guggenheim Defined Portfolios, Series 2232, Guggenheim Defined Portfolios, Series 2226, Guggenheim Defined Portfolios, Series 2222, Guggenheim Defined Portfolios, Series 2215, Guggenheim Defined Portfolios, Series 2212, Guggenheim Defined Portfolios, Series 2208, Guggenheim Defined Portfolios, Series 2204, Guggenheim Defined Portfolios, Series 2200, Guggenheim Defined Portfolios, Series 2195, Guggenheim Defined Portfolios, Series 2194, Guggenheim Defined Portfolios, Series 2192, Guggenheim Defined Portfolios, Series 2186, Guggenheim Defined Portfolios, Series 2182, Guggenheim Defined Portfolios, Series 2178, Guggenheim Defined Portfolios, Series 2174, Guggenheim Defined Portfolios, Series 2168, Guggenheim Defined Portfolios, Series 2165, Guggenheim Defined Portfolios, Series 2161, Guggenheim Defined Portfolios, Series 2159, Guggenheim Defined Portfolios, Series 2154, Guggenheim Defined Portfolios, Series 2152, Guggenheim Defined Portfolios, Series 2151, Guggenheim Defined Portfolios, Series 2150, Guggenheim Defined Portfolios, Series 2147, Guggenheim Defined Portfolios, Series 2145, Guggenheim Defined Portfolios, Series 2142, Guggenheim Defined Portfolios, Series 2138, Guggenheim Defined Portfolios, Series 2134, Guggenheim Defined Portfolios, Series 2132, Guggenheim Defined Portfolios, Series 2130, Guggenheim Defined Portfolios, Series 2129, Guggenheim Defined Portfolios, Series 2127, Guggenheim Defined Portfolios, Series 2126, Guggenheim Defined Portfolios, Series 2121, Guggenheim Defined Portfolios, Series 2117, Guggenheim Defined Portfolios, Series 2115, Guggenheim Defined Portfolios, Series 2113, Guggenheim Defined Portfolios, Series 2111, Guggenheim Defined Portfolios, Series 2107, Guggenheim Defined Portfolios, Series 2104, Guggenheim Defined Portfolios, Series 2100, Guggenheim Defined Portfolios, Series 2097, Guggenheim Defined Portfolios, Series 2094, Guggenheim Defined Portfolios, Series 2087, Guggenheim Defined Portfolios, Series 2079, Guggenheim Defined Portfolios, Series 2077, Guggenheim Defined Portfolios, Series 2074, Guggenheim Defined Portfolios, Series 2070, Guggenheim Defined Portfolios, Series 2068, Guggenheim Defined Portfolios, Series 2066, Guggenheim Defined Portfolios, Series 2061, Guggenheim Defined Portfolios, Series 2059, Guggenheim Defined Portfolios, Series 2054, Guggenheim Defined Portfolios, Series 2050, Guggenheim Defined Portfolios, Series 2046, Guggenheim Defined Portfolios, Series 2045, Guggenheim Defined Portfolios, Series 2039, Guggenheim Defined Portfolios, Series 2033, Guggenheim Defined Portfolios, Series 2027, Guggenheim Defined Portfolios, Series 2025, Guggenheim Defined Portfolios, Series 2022, Guggenheim Defined Portfolios, Series 2015, Guggenheim Defined Portfolios, Series 2013, Guggenheim Defined Portfolios, Series 2009, Guggenheim Defined Portfolios, Series 2001, Guggenheim Defined Portfolios, Series 1994, Guggenheim Defined Portfolios, Series 1989, Guggenheim Defined Portfolios, Series 1986, Guggenheim Defined Portfolios, Series 1984, Guggenheim Defined Portfolios, Series 1979, Guggenheim Defined Portfolios, Series 1971, Guggenheim Defined Portfolios, Series 1965, Guggenheim Defined Portfolios, Series 1961, Guggenheim Defined Portfolios, Series 1956, Guggenheim Defined Portfolios, Series 1950, Guggenheim Defined Portfolios, Series 1947, Guggenheim Defined Portfolios, Series 1943, Guggenheim Defined Portfolios, Series 1941, Guggenheim Defined Portfolios, Series 1939, Guggenheim Defined Portfolios, Series 1933, Guggenheim Defined Portfolios, Series 1929, Guggenheim Defined Portfolios, Series 1927, Guggenheim Defined Portfolios, Series 1923, Guggenheim Defined Portfolios, Series 1921, Guggenheim Defined Portfolios, Series 1915, Guggenheim Defined Portfolios, Series 1903, Guggenheim Defined Portfolios, Series 1900, Guggenheim Defined Portfolios, Series 1897, Guggenheim Defined Portfolios, Series 1894, Guggenheim Defined Portfolios, Series 1886, Guggenheim Defined Portfolios, Series 1884, Guggenheim Defined Portfolios, Series 1879, Guggenheim Defined Portfolios, Series 1878, Guggenheim Defined Portfolios, Series 1867, Guggenheim Defined Portfolios, Series 1862, Guggenheim Defined Portfolios, Series 1859, Guggenheim Defined Portfolios, Series 1858, Guggenheim Defined Portfolios, Series 1852, Guggenheim Defined Portfolios, Series 1848, Guggenheim Defined Portfolios, Series 1842, Guggenheim Defined Portfolios, Series 1841, Guggenheim Defined Portfolios, Series 1836, Guggenheim Defined Portfolios, Series 1833, Guggenheim Defined Portfolios, Series 1831, Guggenheim Defined Portfolios, Series 1829, Guggenheim Defined Portfolios, Series 1818, Guggenheim Defined Portfolios, Series 1815, Guggenheim Defined Portfolios, Series 1809, Guggenheim Defined Portfolios, Series 1806, Guggenheim Defined Portfolios, Series 1799, Guggenheim Defined Portfolios, Series 1796, Guggenheim Defined Portfolios, Series 1791, Guggenheim Defined Portfolios, Series 1789, Guggenheim Defined Portfolios, Series 1782, Guggenheim Defined Portfolios, Series 1780, Guggenheim Defined Portfolios, Series 1773, Guggenheim Defined Portfolios, Series 1768, Guggenheim Defined Portfolios, Series 1764, Guggenheim Defined Portfolios, Series 1758, Guggenheim Defined Portfolios, Series 1754, Guggenheim Defined Portfolios, Series 1751, Guggenheim Defined Portfolios, Series 1745, Guggenheim Defined Portfolios, Series 1739, Guggenheim Defined Portfolios, Series 1738, Guggenheim Defined Portfolios, Series 1731, Guggenheim Defined Portfolios, Series 1727, Guggenheim Defined Portfolios, Series 1725, Guggenheim Defined Portfolios, Series 1720, Guggenheim Defined Portfolios, Series 1714, Guggenheim Defined Portfolios, Series 1704, Guggenheim Defined Portfolios, Series 1702, Guggenheim Defined Portfolios, Series 1698, Guggenheim Defined Portfolios, Series 1695, Guggenheim Defined Portfolios, Series 1694, Guggenheim Defined Portfolios, Series 1684, Guggenheim Defined Portfolios, Series 1681, Guggenheim Defined Portfolios, Series 1678, Guggenheim Defined Portfolios, Series 1676, Guggenheim Defined Portfolios, Series 1671, Guggenheim Defined Portfolios, Series 1664, Guggenheim Defined Portfolios, Series 1663, Guggenheim Defined Portfolios, Series 1657, Guggenheim Defined Portfolios, Series 1653, Guggenheim Defined Portfolios, Series 1647, Guggenheim Defined Portfolios, Series 1628, Guggenheim Defined Portfolios, Series 1627, Guggenheim Defined Portfolios, Series 1626, Guggenheim Defined Portfolios, Series 1625, Guggenheim Defined Portfolios, Series 1619, Guggenheim Defined Portfolios, Series 1617, Guggenheim Defined Portfolios, Series 1611, Guggenheim Defined Portfolios, Series 1596, Guggenheim Defined Portfolios, Series 1592, Guggenheim Defined Portfolios, Series 1587, Guggenheim Defined Portfolios, Series 1582, Guggenheim Defined Portfolios, Series 1576, Guggenheim Defined Portfolios, Series 1573, Guggenheim Defined Portfolios, Series 1569, Guggenheim Defined Portfolios, Series 1562, Guggenheim Defined Portfolios, Series 1557, Guggenheim Defined Portfolios, Series 1555, Guggenheim Defined Portfolios, Series 1550, Guggenheim Defined Portfolios, Series 1548, Guggenheim Defined Portfolios, Series 1541, Guggenheim Defined Portfolios, Series 1540, Guggenheim Defined Portfolios, Series 1529, Guggenheim Defined Portfolios, Series 1524, Guggenheim Defined Portfolios, Series 1519, Guggenheim Defined Portfolios, Series 1510, Guggenheim Defined Portfolios, Series 1509, Guggenheim Defined Portfolios, Series 1506, Guggenheim Defined Portfolios, Series 1502, Guggenheim Defined Portfolios, Series 1500, Guggenheim Defined Portfolios, Series 1499, Guggenheim Defined Portfolios, Series 1496, Guggenheim Defined Portfolios, Series 1490, Guggenheim Defined Portfolios, Series 1488, Guggenheim Defined Portfolios, Series 1486, Guggenheim Defined Portfolios, Series 1479, Guggenheim Defined Portfolios, Series 1476, Guggenheim Defined Portfolios, Series 1475, Guggenheim Defined Portfolios, Series 1468, Guggenheim Defined Portfolios, Series 1461, Guggenheim Defined Portfolios, Series 1450, Guggenheim Defined Portfolios, Series 1447, Guggenheim Defined Portfolios, Series 1444, Guggenheim Defined Portfolios, Series 1440, Guggenheim Defined Portfolios, Series 1435, Guggenheim Defined Portfolios, Series 1428, Guggenheim Defined Portfolios, Series 1424, Guggenheim Defined Portfolios, Series 1422, Guggenheim Defined Portfolios, Series 1419, Guggenheim Defined Portfolios, Series 1418, Guggenheim Defined Portfolios, Series 1413, Guggenheim Defined Portfolios, Series 1408, Guggenheim Defined Portfolios, Series 1394, Guggenheim Defined Portfolios, Series 1390, Guggenheim Defined Portfolios, Series 1388, Guggenheim Defined Portfolios, Series 1387, Guggenheim Defined Portfolios, Series 1385, Guggenheim Defined Portfolios, Series 1377, Guggenheim Defined Portfolios, Series 1376, Guggenheim Defined Portfolios, Series 1372, Guggenheim Defined Portfolios, Series 1370, Guggenheim Defined Portfolios, Series 1367, Guggenheim Defined Portfolios, Series 1364, Guggenheim Defined Portfolios, Series 1362, Guggenheim Defined Portfolios, Series 1357, Guggenheim Defined Portfolios, Series 1355, Guggenheim Defined Portfolios, Series 1353, Guggenheim Defined Portfolios, Series 1351, Guggenheim Defined Portfolios, Series 1349, Guggenheim Defined Portfolios, Series 1346, Guggenheim Defined Portfolios, Series 1344, Guggenheim Defined Portfolios, Series 1335, Guggenheim Defined Portfolios, Series 1334, Guggenheim Defined Portfolios, Series 1331, Guggenheim Defined Portfolios, Series 1328, Guggenheim Defined Portfolios, Series 1325, Guggenheim Defined Portfolios, Series 1321, Guggenheim Defined Portfolios, Series 1319, Guggenheim Defined Portfolios, Series 1317, Guggenheim Defined Portfolios, Series 1314, Guggenheim Defined Portfolios, Series 1309, Guggenheim Defined Portfolios, Series 1308, Guggenheim Defined Portfolios, Series 1302, Guggenheim Defined Portfolios, Series 1300, Guggenheim Defined Portfolios, Series 1297, Guggenheim Defined Portfolios, Series 1294, Guggenheim Defined Portfolios, Series 1287, Guggenheim Defined Portfolios, Series 1285, Guggenheim Defined Portfolios, Series 1284, Guggenheim Defined Portfolios, Series 1274, Guggenheim Defined Portfolios, Series 1273, Guggenheim Defined Portfolios, Series 1272, Guggenheim Defined Portfolios, Series 1269, Guggenheim Defined Portfolios, Series 1263, Guggenheim Defined Portfolios, Series 1262, Guggenheim Defined Portfolios, Series 1259, Guggenheim Defined Portfolios, Series 1257, Guggenheim Defined Portfolios, Series 1253, Guggenheim Defined Portfolios, Series 1251, Guggenheim Defined Portfolios, Series 1250, Guggenheim Defined Portfolios, Series 1246, Guggenheim Defined Portfolios, Series 1237, Guggenheim Defined Portfolios, Series 1235, Guggenheim Defined Portfolios, Series 1234, Guggenheim Defined Portfolios, Series 1232, Guggenheim Defined Portfolios, Series 1231, Guggenheim Defined Portfolios, Series 1226, Guggenheim Defined Portfolios, Series 1218, Guggenheim Defined Portfolios, Series 1214, Guggenheim Defined Portfolios, Series 1211, Guggenheim Defined Portfolios, Series 1209, Guggenheim Defined Portfolios, Series 1207, Guggenheim Defined Portfolios, Series 1204, Guggenheim Defined Portfolios, Series 1199, Guggenheim Defined Portfolios, Series 1198, Guggenheim Defined Portfolios, Series 1197, Guggenheim Defined Portfolios, Series 1192, Guggenheim Defined Portfolios, Series 1191, Guggenheim Defined Portfolios, Series 1188, Guggenheim Defined Portfolios, Series 1186, Guggenheim Defined Portfolios, Series 1184, Guggenheim Defined Portfolios, Series 1181, Guggenheim Defined Portfolios, Series 1174, Guggenheim Defined Portfolios, Series 1173, Guggenheim Defined Portfolios, Series 1172, Guggenheim Defined Portfolios, Series 1170, Guggenheim Defined Portfolios, Series 1168, Guggenheim Defined Portfolios, Series 1164, Guggenheim Defined Portfolios, Series 1159, Guggenheim Defined Portfolios, Series 1156, Guggenheim Defined Portfolios, Series 1155, Guggenheim Defined Portfolios, Series 1153, Guggenheim Defined Portfolios, Series 1147, Guggenheim Defined Portfolios, Series 1145, Guggenheim Defined Portfolios, Series 1140, Guggenheim Defined Portfolios, Series 1138, Guggenheim Defined Portfolios, Series 1137, Guggenheim Defined Portfolios, Series 1126, Guggenheim Defined Portfolios, Series 1123, Guggenheim Defined Portfolios, Series 1120, Guggenheim Defined Portfolios, Series 1119, Guggenheim Defined Portfolios, Series 1117, Guggenheim Defined Portfolios, Series 1114, Guggenheim Defined Portfolios, Series 1112, Guggenheim Defined Portfolios, Series 1110, Guggenheim Defined Portfolios, Series 1108, Guggenheim Defined Portfolios, Series 1106, Guggenheim Defined Portfolios, Series 1099, Guggenheim Defined Portfolios, Series 1098, Guggenheim Defined Portfolios, Series 1093, Guggenheim Defined Portfolios, Series 1086, Guggenheim Defined Portfolios, Series 1085, Guggenheim Defined Portfolios, Series 1083, Guggenheim Defined Portfolios, Series 1079, Guggenheim Defined Portfolios, Series 1077, Guggenheim Defined Portfolios, Series 1075, Guggenheim Defined Portfolios, Series 1073, Guggenheim Defined Portfolios, Series 1069, Guggenheim Defined Portfolios, Series 1063, Guggenheim Defined Portfolios, Series 1061, Guggenheim Defined Portfolios, Series 1060, Guggenheim Defined Portfolios, Series 1051, Guggenheim Defined Portfolios, Series 1050, Guggenheim Defined Portfolios, Series 1049, Guggenheim Defined Portfolios, Series 1047, Guggenheim Defined Portfolios, Series 1046, Guggenheim Defined Portfolios, Series 1044, Guggenheim Defined Portfolios, Series 1042, Guggenheim Defined Portfolios, Series 1040, Guggenheim Defined Portfolios, Series 1039, Guggenheim Defined Portfolios, Series 1033, Guggenheim Defined Portfolios, Series 1020, Guggenheim Defined Portfolios, Series 1016, Guggenheim Defined Portfolios, Series 1015, Guggenheim Defined Portfolios, Series 1011, Guggenheim Defined Portfolios, Series 1010, Guggenheim Defined Portfolios, Series 1008, Guggenheim Defined Portfolios, Series 1005, Guggenheim Defined Portfolios, Series 1004, Guggenheim Defined Portfolios, Series 1000, Guggenheim Defined Portfolios, Series 999, Guggenheim Defined Portfolios, Series 996, Guggenheim Defined Portfolios, Series 994, Guggenheim Defined Portfolios, Series 991, Guggenheim Defined Portfolios, Series 990, Guggenheim Defined Portfolios, Series 987, Guggenheim Defined Portfolios, Series 983, Guggenheim Defined Portfolios, Series 982, Guggenheim Defined Portfolios, Series 979, Guggenheim Defined Portfolios, Series 971, Guggenheim Defined Portfolios, Series 968, Guggenheim Defined Portfolios, Series 967, Guggenheim Defined Portfolios, Series 963, Guggenheim Defined Portfolios, Series 962, Guggenheim Defined Portfolios, Series 961, Guggenheim Defined Portfolios, Series 959, Guggenheim Defined Portfolios, Series 955, Guggenheim Defined Portfolios, Series 954, Guggenheim Defined Portfolios, Series 951, Guggenheim Defined Portfolios, Series 948, Guggenheim Defined Portfolios, Series 947, Guggenheim Defined Portfolios, Series 945, Guggenheim Defined Portfolios, Series 944, Guggenheim Defined Portfolios, Series 942, Guggenheim Defined Portfolios, Series 940, Guggenheim Defined Portfolios, Series 938, Guggenheim Defined Portfolios, Series 937, Guggenheim Defined Portfolios, Series 936, Guggenheim Defined Portfolios, Series 935, Guggenheim Defined Portfolios, Series 932, Guggenheim Defined Portfolios, Series 930, Guggenheim Defined Portfolios, Series 925, Guggenheim Defined Portfolios, Series 922, Guggenheim Defined Portfolios, Series 919, Guggenheim Defined Portfolios, Series 916, Guggenheim Defined Portfolios, Series 915, Guggenheim Defined Portfolios, Series 913, Guggenheim Defined Portfolios, Series 912, Guggenheim Defined Portfolios, Series 910, Guggenheim Defined Portfolios, Series 908, Guggenheim Defined Portfolios, Series 901, Guggenheim Defined Portfolios, Series 900, Guggenheim Defined Portfolios, Series 897, Guggenheim Defined Portfolios, Series 889, Guggenheim Defined Portfolios, Series 888, Guggenheim Defined Portfolios, Series 880, Guggenheim Defined Portfolios, Series 879, Guggenheim Defined Portfolios, Series 877, Guggenheim Defined Portfolios, Series 876, Guggenheim Defined Portfolios, Series 874, Guggenheim Defined Portfolios, Series 863, Guggenheim Defined Portfolios, Series 847, Guggenheim Defined Portfolios, Series 846, Guggenheim Defined Portfolios, Series 842, Guggenheim Defined Portfolios, Series 840, Guggenheim Defined Portfolios, Series 832, Guggenheim Defined Portfolios, Series 817, Guggenheim Defined Portfolios, Series 814, Guggenheim Defined Portfolios, Series 813, Guggenheim Defined Portfolios, Series 811, Guggenheim Defined Portfolios, Series 805, Guggenheim Defined Portfolios, Series 792, Guggenheim Defined Portfolios, Series 791, Guggenheim Defined Portfolios, Series 788, Guggenheim Defined Portfolios, Series 779, Guggenheim Defined Portfolios, Series 767, Guggenheim Defined Portfolios, Series 766, Guggenheim Defined Portfolios, Series 751, Guggenheim Defined Portfolios, Series 750, Guggenheim Defined Portfolios, Series 747, Guggenheim Defined Portfolios, Series 746, Claymore Securities Defined Portfolios, Series 714, Claymore Securities Defined Portfolios, Series 712, Claymore Securities Defined Portfolios, Series 688, Claymore Securities Defined Portfolios, Series 687, Claymore Securities Defined Portfolios, Series 680, Claymore Securities Defined Portfolios, Series 648, Claymore Securities Defined Portfolios, Series 645, Claymore Securities Defined Portfolios, Series 617, Claymore Securities Defined Portfolios, Series 610, Claymore Securities Defined Portfolios, Series 609, Claymore Securities Defined Portfolios, Series 567, Claymore Securities Defined Portfolios, Series 526, Claymore Securities Defined Portfolios, Series 314, Claymore Securities Defined Portfolios, Series 295, Claymore Securities Defined Portfolios, Series 154, Claymore Securities Defined Portfolios, Series 153, Claymore Securities Defined Portfolios, Series 136, Claymore Securities Defined Portfolios, Series 129, Claymore Securities Defined Portfolios, Series 128, Claymore Securities Defined Portfolios, Series 121, Claymore Securities Defined Portfolios, Series 118, Claymore Securities Defined Portfolios, Series 117, Claymore Securities Defined Portfolios, Series 116, Ranson Unit Investment Trusts, Series 53 and Series 90, Kemper Defined Funds, Series 9, Kemper Defined Funds, Series 45, Kemper Defined Funds Insured National Series 1, Kemper Insured Corporate Trust, Series 1, Kemper Tax-Exempt Insured Income Trust, Multi-State Series 19, and Kemper Government Securities Trust, Series 39 (GNMA Portfolio), Series 40 (GNMA Portfolio) and Series 41 (U.S. Treasury Portfolio) for purposes of the representations required by Rule 487 and represents the following:

(1)       that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2)       that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3)       that it has complied with Rule 460 under the Securities Act of 1933.

[The Remainder of this Page was Intentionally Left Blank]

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 2382 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 2nd day of February, 2024.

GUGGENHEIM DEFINED PORTFOLIOS, SERIES 2382

(Registrant)

By GUGGENHEIM FUNDS DISTRIBUTORS, LLC

(Depositor)

By /s/ Amy Lee

Amy Lee,
Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature*	Title		Date
		) ) ) )	By:	/s/ Amy Lee Amy Lee Attorney-in-Fact*
Dina DiLorenzo*	President of Guggenheim Funds Distributors, LLC	) )		February 2, 2024
Dominick Cogliandro*	Chief Operating Officer of Guggenheim Funds Distributors, LLC	) ) )		February 2, 2024
Julie Jacques*	Treasurer of Guggenheim Funds Distributors, LLC	) ) )		February 2, 2024
Julie Jacques*	Principal Financial Officer of Guggenheim Funds Distributors, LLC (fulfills the role of principal accounting officer)	) ) ) ) ) )		February 2, 2024
Farhan Sharaff	Chief Investment Officer of Guggenheim Funds Distributors, LLC
/s/ Amy Lee Amy lee	Vice President and Secretary of Guggenheim Funds Distributors, LLC			February 2, 2024

*	Executed copies of the related powers of attorney were filed as Exhibit 6.0 to the Registration Statement of Guggenheim Defined Portfolios, Series 2301 on January 13, 2023.

Consent of Independent Registered Public Accounting Firm

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

Consent of Chapman and Cutler LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

Consent of Dorsey & Whitney LLP

The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.3 to the Registration Statement.

List of Exhibits

1.1	Reference Trust Agreement.
1.1.1	Standard Terms and Conditions of Trust (Reference is made to Exhibit 1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).
2.1	Code of Ethics (Reference is made to Exhibit 2.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).
3.1	Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.
3.2	Opinion of counsel as to Federal, New York and California income tax status of securities being registered including a consent to the use of its name in the Registration Statement.
3.3	Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.
4.1	Consent of Independent Registered Public Accounting Firm.
6.0

Powers of Attorney authorizing Amy Lee to execute the Registration Statement. (Reference is made to Exhibit 6.0 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 2301 (File No. 333-269215) filed on January 13, 2023).